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As filed with the Securities and Exchange Commission on February 3, 2003

Registration No. 333-99633

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WORLDGATE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4841	23-2866697
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
3190 Tremont Avenue Trevose, PA 19053 215-354-5100 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)	Randall J. Gort, Esq. 3190 Tremont Avenue Trevose, PA 19053 215-354-5100 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications to:

Walter J. Mostek, Jr., Esq. Drinker Biddle & Reath LLP One Logan Square 18th & Cherry Streets Philadelphia, Pennsylvania 19103	Jeffrey M. Stoler, Esq. Ron M. Hadar, Esq. Gadsby Hannah LLP 225 Franklin Street Boston, Massachusetts 02110-2804

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2003

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

6,000,000 Units

WORLDGATE COMMUNICATIONS, INC.

6,000,000 Units, each composed of
One Share of Common Stock and One Common Stock Purchase Warrant

        Each of our common stockholders on                          , 2003 will receive at no cost one right for each share of common stock owned on such date. Certain holders of securities convertible into shares of common stock will be considered holders of the number of shares of common stock into which their securities may be converted. Each right will entitle you to purchase one unit, which consists of one share of common stock and one common stock purchase warrant. The purchase price of each unit is $            . We will accept subscriptions to purchase up to 6,000,000 units.

        Your right to purchase units is exercisable immediately and will expire at 5:00 p.m. New York City time on                          , 2003. We may extend the time period for exercise for up to 30 days. Please see page 21 for instructions on exercising your rights. If you have exercised all of your rights in full, you may also subscribe to purchase additional units, if any, that other stockholders omit to purchase.

        Each warrant will entitle the holder to purchase one share of common stock at an exercise price of $            per share. The warrants will trade separately, will be exercisable at any time between                          , 2003 and                          , 2006, and may be subject to adjustment and redemption as described beginning on page 64 of this prospectus.

        The units are being offered on a "best efforts" basis, which means that the dealer/manager is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities being offered.

        Our common stock is listed on the Nasdaq Small Cap Market under the symbol "WGAT." On January 30, 2003, the last reported sale price of our common stock on the Nasdaq Small Cap Market was $0.41 per share. We expect the warrants to trade on the over the counter bulletin board under the symbol "WGATW."

Investing in our securities involves a high degree of risk.
See "Risk Factors" beginning on page 7.

	Per Unit	Total
Purchase price	$	$
7% commission to dealer/manager	$	$
Proceeds to us, before offering expenses	$	$

        We estimate that the offering expenses payable by us will be approximately $320,000. Additionally, we will pay the dealer/manager a management fee of 7% of the gross proceeds of this offering and will issue unit purchase warrants to the dealer/manager equal to 5% of the number of units purchased. The dealer/manager will pay commissions of 2% to other soliciting dealers from its management fee.

        The dealer/manager for this rights offering is Brean Murray & Co., Inc.

        Questions regarding this offering may be directed, toll-free, to Innisfree M&A Incorporated, at 888-750-5834.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

BREAN MURRAY & CO., INC.

                          , 2003

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WORLDGATE

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	7
FORWARD-LOOKING STATEMENTS	17
USE OF PROCEEDS	18
DISTRIBUTION OF RIGHTS AND SUBSCRIPTION PROCEDURES	19
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	24
DIVIDEND POLICY	26
PRICE RANGE OF COMMON STOCK	27
CAPITALIZATION	28
SELECTED CONSOLIDATED FINANCIAL DATA	29
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
BUSINESS	42
MANAGEMENT	54
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	60
PRINCIPAL STOCKHOLDERS	61
DESCRIPTION OF THE UNITS	63
DESCRIPTION OF CAPITAL STOCK	63
LEGAL MATTERS	67
ACCOUNTING MATTERS	67
WHERE YOU CAN FIND MORE INFORMATION	67

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

i

WORLDGATE COMMUNICATIONS, INC.

PROSPECTUS SUMMARY

        This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, especially the risks of investing in our securities discussed under "Risk Factors."

Our Business

        We are a leading provider of interactive television entertainment products and services to the cable television industry. Interactive television, or ITV, is a rapidly growing cable industry sector focusing on the deployment of services and applications that allow television viewers of interactive programs, advertisements and other content to interact with this content to get additional information, engage in transactions or customize the content. We offer our customers, the cable operators, a wide array of ITV applications and related products and services.

        Our products and services include:

  •
  WorldGate ITV Service, a set of enhanced television applications including broadcast services, Internet access, news headlines, sports scores, stock quotes, shopping links, e-mail and chat, among others;
  •
  CableWareSM, a middleware product that allows multiple ITV applications to run simultaneously on a television set-top box;
  •
  Channel HyperLinkingSM, a patented ITV application that allows cable subscribers to link instantly between television programming and advertising and related Internet or other content; and
  •
  Support services, including assistance to install, launch and maintain an interactive cable system.

        We design, assemble, install and maintain the equipment and computer software, or systems, necessary to provide and support these ITV applications. We also license certain of our proprietary technology, and provide management services, to TVGateway, LLC.

        We sell our products and services to operators of multiple cable systems, or MSOs. As of September 30, 2002, our products and services were deployed in approximately 600,224 revenue generating units, or RGUs, on more than 66 cable systems in over 12 countries. Among the cable operator customers who have deployed or agreed to deploy our products and services are five of the six largest MSOs in the U.S., including AT&T Broadband, Comcast Cable Communications, Inc., Charter Communications Holding Company, LLC, CoxCom, Inc. and Adelphia Communications Corporation.

        The equipment revenue component has, until recently, been the primary component or our revenues. However, the service revenue component has increased in both magnitude and significance, because (1) as equipment is installed the revenue from delivery of the data, information and applications has grown as end-users are added and (2) equipment revenues have decreased in recent quarters as the result of a delay in the introduction of interactive television products as well as a reduced capital expenditure posture within the cable television industry. Furthermore, the service component of our revenues has grown faster than we expected as a result of the services provided to TVGateway, LLC as discussed below. To the extent these services are transitioned from us to TVGateway we would expect the services component of our revenues to be reduced by the value of the transitioned services. Although there can be no certainty as to if and when a resumption in capital spending might take place or whether such resumption will result in increased deployment of ITV products, we do expect the eventual resumption of a more traditional balance in the significance of the equipment and service components of our revenues.

        We are also the manager and a partial owner of TVGateway, LLC, a joint venture between us and affiliates of four of the six largest MSOs in the U.S. This joint venture was formed in 2000 to provide cable operators with interactive applications for their digital products, including an interactive program guide, or IPG. We receive licensing fees from TVGateway for the use of our proprietary technology in their IPG service, the TVGatewaySM Service, and we receive management fees for providing certain administrative and consulting services to the joint venture. In 2001 and the first nine months of 2002, approximately 60% and 83%, respectively, of our revenue was attributable to administrative and consulting fees from TVGateway pursuant to a management agreement between TVGateway and us.

        The current term of our management agreement with TVGateway is until December 31, 2003. However, the management agreement provides for our company and TVGateway to cooperate to transition to TVGateway some or all of the support services being provided by us and/or the employees providing these services though we are required to remain available to provide support services until July 24, 2005. Our company and TVGateway have agreed to commence the transition of services to TVGateway. In addition, the parties have agreed that the management agreement shall be of no further force and effect with respect to the services that are transferred as of the completion of the specific transfers. The details as to the timing and magnitude of the transfer are still being finalized by our company and TVGateway. Our business and operations may be negatively impacted by the transition of services because we will no longer earn any profits for providing these services and potentially there will be some overhead that cannot be reduced or otherwise allocated and that was previously passed on to TVGateway. The transition of support services to TVGateway represents a loss of a historically significant income source and will result in a loss of service revenues to the extent of the services transitioned to TVGateway. If all of the services provided by our company under the TVGateway management agreement are transitioned to TVGateway, we estimate that our annual revenues could decrease up to $11.7 million (the revenue from administrative and consulting fees associated with TVGateway in 2002) and our annual income could decline by up to $1.1 million, the amount of income from administrative and consulting fees associated with TVGateway in 2002. However, even if all such services are transferred, we will continue to receive licensing fees from TVGateway which were approximately $.1 million for 2002. The actual impact on our business and operations will, however, be determined by the speed and magnitude of the completed transfer.

Our Financing Needs

        We have incurred and expect to continue to incur significant losses. Our net losses were $31.3 million for the year ended 2001 and $16.8 million for the nine months ended September 30, 2002. As of September 30, 2002, we had an accumulated deficit of $186.8 million. Based on our current operating budget and cash flow projections for 2002 and 2003, we believe that we have sufficient cash and short-term investments to fund our operations into the third quarter of 2003. However, we may need to raise additional financing in order to continue to pursue our business plan. Even if we raise the maximum amount from the exercise of rights in this offering, we may need to secure additional financing. If we are unable to secure significant additional financing we may have to curtail or suspend our business activities and may have to seek protection of the bankruptcy courts. If that happens, you could lose your entire investment.

Our Company

        We were incorporated in Delaware in 1996 to succeed to the business of our predecessor, WorldGate Communications, L.L.C., which commenced operations in March 1995. In April 1999, we completed our initial public offering of 5,000,000 shares of our common stock. We maintain our primary Website at www.wgate.com and a number of special purpose Websites in other countries in which we do business. Our Websites, and the information contained therein, are not part of this prospectus. Our executive offices are located at 3190 Tremont Avenue, Suite 100, Trevose, Pennsylvania 19053. Our telephone number is (215) 354-5100.

A Summary of the Offering

Description of the rights offering
If you hold shares of our common stock at the close of business on , 2003, you will receive one subscription right for every share of our common stock you own. If you own certain securities which are convertible into shares of our common stock, you will receive one subscription right for every share of our common stock you would own if you converted your convertible securities on , 2003. Each right will entitle you to subscribe for one unit. The rights will not be transferable.
Terms of the units	Each unit consists of one share of common stock and one warrant to purchase one share of common stock.
Maximum offering	We will accept subscriptions for up to a maximum of 6,000,000 units.
The subscription price of the rights	If you wish to exercise your rights to subscribe for units, the subscription price will be $ per unit.
When you can exercise your rights
The rights will be exercisable immediately upon issuance and will expire at 5:00 p.m., New York City time, on , 2003. We have the option to extend the expiration date by up to 30 days. If we extend the expiration date, we will issue a press release not later than the first day Nasdaq is open for trading after the most recent expiration date.
Terms of warrants
Each warrant will entitle the holder to purchase one share of common stock at an exercise price of $ per share, subject to adjustment in the event of specified changes in our capitalization. The warrants first become exercisable on , 2003 and can be exercised for a period of three years unless earlier redeemed by us at a price of $.01 per warrant. We may redeem the warrants, in whole or in part, on not less than 30 days' prior written notice, if for any period of thirty (30) consecutive trading days the last reported sales price of our common stock for each trading day during such period is at least $ (300% of the then current exercise price). The warrants may be exercised until the close of business on the day immediately preceding the date fixed for redemption. We expect the warrants will trade on the over the counter bulletin board. The over the counter bulletin board has not yet assigned a trading symbol to the warrants.
Who will receive rights	Only persons who own shares of our common stock or certain convertible securities at the close of business on , 2003, the record date, will receive rights to purchase units in this offering.

Basic subscription rights	You are entitled to exercise all or any portion of the rights that you receive. Subscriptions for units in this rights offering are irrevocable after you submit the subscription documents.
Over-subscription rights	If you have exercised your basic subscription right in full, you may also subscribe for additional units.
Prorating if insufficient units
If there are insufficient units to fill all basic subscriptions, the units that are available will be allocated to our subscribing stockholders on a pro rata basis in proportion to the total number of basic subscription rights exercised by each subscribing stockholder. If all basic subscriptions have been filled but there are insufficient units to fill all over-subscriptions, the units available to fill over-subscriptions will be allocated to our stockholders who have oversubscribed on a pro rata basis in proportion to the amount of each stockholder's over-subscription.
How your rights will be evidenced	We intend to mail rights certificates, which will represent your rights, immediately after the SEC has declared effective the registration statement that includes this prospectus.
How holders can exercise rights through brokers or other nominees
If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owner Election Form," together with full payment (or directions to pay the full payment from your account) of the subscription price for each unit subscribed for under your subscription rights (including shares subscribed for through the exercise of your over-subscription right). You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials.
"Best efforts" offering
The dealer/manager is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered. Accordingly, you should be aware that we may be unable to sell any or all of the units we are offering.
Risk factors	This offering involves a high degree of risk. See "Risk Factors" beginning on page 7.
How we intend to use the net proceeds	We will use the money received from the sale of units for general corporate purposes, including working capital, capital expenditures and possible acquisitions.

Nasdaq Small Cap Market symbol
"WGAT"—Common Stock. Please see "Risk Factors—We may not be able to continue to meet the continued listing criteria for Nasdaq, which could materially and adversely affect our business and financial auditing and the liquidity of our common stock."
Proposed Over the Counter Bulletin Board symbol	"WGATW"—Warrants.
United States Federal income tax	Generally, you will not recognize a gain or loss upon the receipt or subsequent exercise of the rights. See "United States Federal Income Tax Consequences."
Number of shares of common stock outstanding before this offering as of January 30, 2003	23,578,694
Number of shares of common stock outstanding after this offering, assuming all rights and warrants offered hereby are sold and/or exercised, including the warrants issued to our dealer/manager, are exercised	36,253,694
Fees associated with exercising your rights
We will not charge a brokerage commission or a fee to holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker, dealer or nominee, you will be responsible for any fees charged by your broker or nominee.

Summary Consolidated Financial Data

        The following summary of selected consolidated financial information for each of the years ended December 31, 1997 through 2001 is derived from our audited financial statements. Our summary of selected consolidated financial data as of and for the nine months ended September 30, 2001 and 2002, is derived from unaudited consolidated financial statements included elsewhere in this prospectus. You should read the following information in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Year ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
	(In thousands, except share and per share data)					(unaudited)
Statement of operations data:
Revenues
Equipment product revenues	$141	$1,022	$5,594	$12,888	$5,507	$4,363	$744
Service fee revenues	—	—	—	6,353	11,340	8,259	10,645

Total revenues	141	1,022	5,594	19,241	16,847	12,652	11,389

Costs and expenses:
Cost of equipment product revenues	1,530	9,919	15,593	20,314	8,770	8,715	4,354
Cost of service fee revenues	—	—	—	4,849	10,343	6,657	9,120
Engineering and development	6,981	9,684	12,440	21,734	12,894	10,725	6,711
Sales and marketing	3,623	5,157	8,719	12,779	6,770	5,869	2,069
General and administrative	2,432	3,587	6,270	10,507	7,629	6,132	2,038
Depreciation and amortization	22	119	292	895	1,511	1,104	954
Goodwill impairment	—	—	—	—	—	—	3,006

Total costs and expenses	14,588	28,466	43,314	71,078	47,917	39,202	28,252

Loss from operations	(14,447)	(27,444)	(37,720)	(51,837)	(31,070)	(26,550)	(16,863)
Interest and other income, net	423	423	3,919	3,562	1,027	924	140
Interest and other expense	(17)	(101)	(230)	(72)	(303)	(173)	(74)
Loss from unconsolidated entity	—	—	—	(1,250)	(1,000)	(1,000)	—

Loss before extraordinary item	(14,041)	(27,122)	(34,631)	(49,597)	(31,346)	(26,799)	(16,797)
Extraordinary item-extinguishment of debt	—	—	(1,019)	—	—	—	—

Net loss	(14,041)	(27,122)	(35,650)	(49,597)	(31,346)	(26,799)	(16,797)
Accretion on preferred stock	(2,436)	(6,145)	(2,475)	—	—	—	—

Net loss available to common stockholders	$(16,477)	$(33,267)	$(38,125)	$(49,597)	$(31,346)	$(26,799)	$(16,797)

Basic and diluted net loss per common share(1)
Loss before extraordinary item	$(1.81)	$(3.66)	$(2.07)	$(2.23)	$(1.33)	$(1.14)	$(0.71)
Extraordinary item	—	—	(.06)	—	—	—	—

Net loss	$(1.81)	$(3.66)	$(2.13)	$(2.23)	$(1.33)	(1.14)	$(0.71)

Weighted average common stock outstanding—basic and diluted	9,100,801	9,100,801	17,869,827	22,246,143	23,501,543	23,480,080	23,572,577

As adjusted net loss available to common stockholders before extraordinary item(2)	—	—	(37,106)	(49,356)	(30,985)	(26,528)	(16,797)
As adjusted net loss available to common stockholders(2)	—	—	(38,125)	(49,356)	(30,985)	(26,528)	(16,797)
As adjusted basic and diluted net loss per common share before extraordinary item(2)	—	—	$(2.07)	$(2.22)	$(1.32)	$(1.13)	$(0.71)
As adjusted basic and diluted net loss per common share (2)	—	—	$(2.13)	$(2.22)	$(1.32)	$(1.13)	$(0.71)
Balance sheet data:
Cash and cash equivalents, restricted cash and short term equivalents	$17,318	$368	$75,670	$46,505	$14,613	$20,633	$5,935

Total assets	18,412	5,621	89,170	74,841	33,792	41,403	17,122

Long-term obligations, including current portion	591	1,128	1,185	648	196	234	372
Total mandatory redeemable preferred stock	34,366	49,276	—	—	—	—	—
Warrant for mandatory redeemable preferred stock	881	881	—	—	—	—	—

Total stockholders' equity (deficit)	(19,177)	(52,240)	82,657	55,781	25,415	29,855	8,826

(1)
For purposes of computing the net loss per common share before extraordinary item, loss before extraordinary item has been reduced by the accretion on preferred stock.

(2)
"As adjusted net loss available to common stockholders" and "As adjusted basic and diluted net loss per common share" amounts reflect the exclusion of amortization of goodwill of approximately $241 and $361 for the years ended December 31, 2000 and 2001, respectively, and approximately $271 for the nine months ended September 30, 2001. These amounts are presented to comply with SFAS 142 as if this standard had been adopted at the beginning of the respective periods. There was no amortization of goodwill or intangible assets during each of the years ended December 31, 1997, 1998 and 1999.

RISK FACTORS

        This offering and an investment in our securities involves a high degree of risk. You should consider each of the risks and uncertainties described in this section and all of the other information in this prospectus before deciding to invest in our common stock and warrants. Our business, financial condition and results of operations could be severely harmed by any of the following risks. The trading price of our common stock could decline if any of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock and warrants.

Risks Related to Our Business and Industry

We may be unable to obtain necessary additional capital to fund operations in the future.

        To date, we have funded operations primarily through private sales of equity securities and through our initial public offering of common stock in April 1999. As of September 30, 2002, we had cash, cash equivalents, and short-term investments of $5.9 million. Our quarterly operating cash and short-term investments usage was $1.7 million for the third quarter of 2002, and is expected to decrease in the remainder of 2002. We believe that if we achieve this expected decrease and do not receive proceeds from this offering, we could fund our cash requirements from cash-on-hand into the third quarter of 2003. If, however, our operating cash usage increases during one or more quarters, we may not have cash-on-hand necessary to fund our cash requirements for this period without obtaining additional financing. Even if we raise the maximum amount from the exercise of rights in this offering, we will need to secure additional financing. If we are unable to obtain additional financing on terms acceptable to us as needed, our business, operating results and financial condition will be materially adversely affected. If we are unable to secure such additional financing, we will have to curtail or suspend our business activities and may have to seek protection of the bankruptcy courts. If that happens, you could lose your entire investment.

        If we need additional financing and cannot raise it on acceptable terms, we may not be able to, among other things:

  •
  continue to operate our business as a going concern;

  •
  develop or enhance our products and services;

  •
  deploy the equipment and software necessary to support our products;

  •
  hire, train and retain employees; and

  •
  respond to competitive pressures or unanticipated requirements.

        In addition, we cannot predict with certainty the timing or amount of our capital requirements. Our capital requirements depend on numerous factors, including:

  •
  the rate of acceptance of our products by cable operators, cable subscribers, advertisers, television programmers, e-commerce companies and Internet content providers;

  •
  our ability to maintain and increase the number of subscribers; and

  •
  the rate of commercialization of our products, including the WorldGate ITV Service, and the acquisition of related businesses or technology, if any.

        Any additional equity financing, if available, may be dilutive to our stockholders, and debt financing, if available, may involve significant restrictions on our financing and operating activities.

We are largely dependent on one customer for a substantial percentage of our revenue.

        We have in the past derived a significant portion of our revenues from one customer. In 2001 and during the first nine months of 2002, revenues from administrative and consulting fees from our

TVGateway joint venture accounted for approximately 60% and 83% of our revenues, respectively. We cannot assure you that TVGateway will continue to use our consulting and management services. If we fail to expand our customer base and TVGateway no longer needs our services, our operating results could be seriously harmed. Our future success and revenue growth may depend upon our ability to continue to expand our customer base.

We have agreed to transition to TVGateway some or all of the services that we currently provide to it which may adversely affect our future success and growth.

        The current term of our management agreement with TVGateway to provide engineering, operations and administrative support services is until December 31, 2003. However, the management agreement provides for our company and TVGateway to cooperate to transition to TVGateway support services being provided by us and/or the employees providing these services. We are also required to remain available to provide support services until July 24, 2005. Our company and TVGateway have agreed to commence the transition of services to TVGateway. In addition, the parties have agreed that the management agreement shall be of no further force and effect with respect to the services that are transferred as of the completion of the specific transfers. Our business and operations may be negatively impacted by the transition of services because we will no longer earn any profits for providing these services and potentially there will be some overhead that cannot be reduced or otherwise allocated and that was previously passed on to TVGateway. The impact on our business and opportunities will, however, be determined by the speed and magnitude of the completed transfer. Since service revenue from the TVGateway management agreement has been a significant component of our aggregate revenues, an accelerated and/or significant transfer could materially reduce our revenue and adversely impact our business prospects, future success and growth.

We have a limited operating history and we may experience difficulties developing and implementing our marketing and business plans.

        We began operations in March 1995 and our service was first made commercially available in the third quarter of 1998. As a result, our operating, sales and marketing and other strategies are still being developed, and though our software is now in over 66 cable systems, we are still in the early stages of development and have not yet deployed our product widely. As a result, forecasts of our future revenues, expenses and operating results may not be as accurate as they would be if we had a longer history of operations or if our products and strategies were fully developed and deployed. Further, there can be no assurance that we will successfully implement our strategies or develop and deploy our products. If we are not successful in implementing our marketing and business plans on a timely basis or otherwise effectively managing our development, our business, operating results, financial condition and cash flows will be materially adversely affected.

If we continue to incur losses, we may not be able to finance the commercial deployment of our products.

        We have experienced losses and have had negative operating cash flow in each quarter and year since inception, and we expect to continue to operate at a loss for the foreseeable future. We may be unable to sustain our historical revenue growth rates or achieve any growth at all. To achieve profitability, we must increase our revenues and gross profit margin. If we are not able to do so, our losses may extend beyond the foreseeable future and we may not be able to continue financing the commercial deployment, development and enhancement of our products.

        Our aggregate revenues from inception to September 30, 2002 were approximately $54,234,000, and our aggregate accumulated deficit at September 30, 2002 was approximately $186,826,000. We currently are stabilizing our operating expenses and capital expenditures in order to bring us closer to profitability. As a result, we expect to experience additional operating, but smaller than historical, losses and negative cash flow for the foreseeable future.

We have a limited product offering and because interactive television products and services are new, we cannot be certain that a market or sustainable demand for our products will develop.

        We derive a substantial portion of our revenue from a limited number of existing products. We expect that our interactive television products will account for a substantial portion of our total revenue for the foreseeable future. The market for interactive TV products and services is new and evolving, and no single technology or approach to providing this access has been widely adopted by consumers or cable operators. As a result, we cannot guarantee that a market for interactive television products and services in general, or for our interactive TV products in particular, will develop or that demand for our interactive TV products and services will be sustainable. If the market does not develop, develops more slowly than expected or becomes saturated with competitors or competing technology becomes more widely accepted, our business, operating results, and financial condition will be materially adversely affected.

We could fail to overcome the intense competitive market for interactive television and services which may limit demand or pricing for the WorldGate ITV Service and impair our overall financial condition.

        We experience significant competition. Many companies presently provide and others may in the future provide products and services with functionality similar to any of our products and services. As a result of this and future competition, demand for our products may suffer, we may be restricted in the pricing we can charge for our interactive TV products and our business, financial condition and results of operations may be adversely affected. We believe that our competitors include Gemstar-TV Guide International, Inc., Microsoft Corporation, Liberate Technologies, OpenTV Corp. and Liberty Broadband Interactive Television Inc. in the applications category; Liberate Technologies and Scientific-Atlanta, Inc., in the middleware product category; and Concurrent Computer Corp., Diva, nCube Corporation and SeaChange, providers of video-on-demand and personal video recording, which competes for "space" within the cable set-top box. Competitors provide their services through a variety of technologies, which are in various stages of implementation and adoption. Some of our competitors have significantly greater financial, technical, marketing, distribution, customer support, name recognition, compelling content, access to consumers and other resources, and more established relationships with cable operators, advertisers and content and application providers than we have.

We may not succeed if cable operators do not offer our interactive TV products to their subscribers.

        Because our interactive TV products are made available to cable subscribers through a cable operator's system, our growth and future success depends substantially on cable operators offering our interactive television products to their subscribers at satisfactory rates. If cable operators determine that our service is not viable as a business proposition or if they determine that the service does not meet their business or operational expectations or strategies, they will not offer our interactive TV products to their subscribers. Furthermore, because there are a limited number of cable operators, as well as consolidation in the industry, the failure to reach agreements with one or more major cable operators which service a significant number of cable subscribers could materially adversely affect the market for our interactive TV products. In addition, demand for our interactive television products could decline if the cable industry is affected by general economic conditions and fluctuations in consumer confidence and spending, caused by factors beyond our control, such as terrorist attacks and acts of war.

Our international operations are subject to many uncertainties.

        A key component of our strategy is the expansion of our sales of interactive TV products into international markets. International revenues accounted for approximately 24% and 4% of our total revenues for fiscal 2001 and for the first nine months of 2002, respectively, and our international affiliates made up seven of our top ten customers on a percentage of revenue basis for fiscal 2001. We anticipate that a significant portion of our revenues will continue to be derived from sources outside the United States. Accordingly, our success will depend, in part, upon international economic conditions and our ability to manage international sales and marketing operations. We have limited experience in developing localized versions of our service and in developing relationships with international cable system operators. We may not be successful in expanding our service offerings into foreign markets. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international level, such as:

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  difficulties in collecting accounts receivable and longer collection periods;

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  regulatory requirements, including the regulation of Internet access;

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  export and import restrictions, including tariffs and other trade barriers;

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  difficulties in staffing and managing foreign operations;

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  political instability; and

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  fluctuations in currency exchange rates.

        In addition, although substantially all of our revenues and costs to date have been denominated in U.S. dollars, we may enter into agreements resulting in payments in foreign currency. Although we may from time to time undertake foreign exchange hedging transactions to cover a portion of our foreign currency exposure, we do not currently attempt to cover potential foreign currency exposure. Accordingly, any fluctuation in the value of foreign currency could seriously harm our ability to increase international revenues.

        Any of the above factors could materially adversely affect the success of our current and future domestic and international operations.

Our revenues will depend on the manner in which cable operators market and price our interactive TV products.

        We depend on cable operators to provide our interactive TV products to their subscribers and therefore have limited or no control over a number of important factors, including:

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  the cable operators' advertising or marketing strategy, if any, regarding their offering of our interactive TV products to their subscribers;

  •
  the monthly fees cable operators charge to their subscribers for our interactive TV products; and

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  the extent to which cable operators purchase additional WorldGate equipment to avoid reduction in performance if subscriber demand grows.

Our revenues may not meet our expectations if the cable operators' marketing, pricing and operating strategies are inconsistent with our business model.

Cable operators and cable box manufacturers may not offer our interactive TV products because they may have potential conflicts of interest or for other reasons.

        Some cable operators and cable box manufacturers are stockholders of other companies that provide interactive television products and services. To the extent that these cable operators elect not to offer our products and services because of these affiliations or other reasons, our business, financial condition and results of operations could be materially adversely affected. Some companies that provide Internet services, such as Microsoft Corporation, are stockholders of cable operators or cable box manufacturers. We cannot assure you that there will not be other investments among providers of interactive television services, cable operators and/or cable box manufacturers. As a result or for other reasons, these cable operators and cable box manufacturers may be reluctant to provide any service, including our products and services, or to otherwise work with any entity that provides other Internet services in competition with their affiliates.

Only cable television subscribers who utilize a cable set-top box can receive our interactive TV products.

        For cable television subscribers to receive our interactive TV products, they must have a cable set-top box that can be WorldGate enabled. Currently, many cable television subscribers receive their cable television service through the cable line directly into their televisions, without a set-top box. We cannot assure you that cable operators serving these subscribers will elect to provide them with set-top boxes for the purpose of offering our interactive TV products, or that these customers will choose to utilize a set-top box in order to receive our interactive TV products.

We are subject to capacity constraints and system failures.

        Due to the limited size of our interactive TV deployments, the ability of our service to accommodate a substantial number of users is still being tested. We cannot assure you that we will be able to provide high quality performance and high transaction speeds as the number of subscribers grows or their usage increases. In addition, as subscriber penetration grows it may be necessary for cable operators to purchase additional equipment, and we cannot assure you that they will do so. The performance of our interactive TV products is also subject to reduction in performance and interruption from human errors, telecommunication failures, computer viruses and similar events. Any of these problems in our systems or those of cable operators could result in reduced subscriber demand. We have experienced performance reduction and service interruptions from time to time in the past and we expect that these problems will continue from time to time. Our failure to provide uninterrupted service at a level of performance acceptable to subscribers would have a material adverse effect on our business, financial condition and results of operations.

If we fail to adequately protect our intellectual property rights or if we are subject to intellectual property infringement claims of third parties, our business will be harmed.

        Our success depends, in part, on our ability to maintain and continue to develop a strong patent position for our products and technologies both in the United States and other countries. We rely on a combination of contract, patent, copyright, trademark, trade-secret laws, restrictions on disclosure and other measures to protect our intellectual property rights and proprietary information. Our patent position involves complex legal and factual questions. Without our patent and other intellectual property protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. Our ability to recoup these expenditures and realize profits upon the licensing of our products and services could be diminished.

        The process of obtaining patents is time consuming and expensive. Even if we spend the necessary time and money, a patent may not issue or it may insufficiently protect the technology it was intended to protect. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are maintained in secrecy until a patent issues and publications in the scientific or patent literature lag behind actual discoveries. Even after the U.S. Patent and Trademark Office issues patent rights to us, our competitors may develop similar or duplicate technologies or design around the patented aspects of our technology, which may decrease sales of our prospective products, therefore causing a negative impact on our profit.

        Competitors and others may also challenge our intellectual property rights in court by alleging infringement. If we are found to infringe the intellectual property rights of others, we could be precluded from using certain technologies that are important components of our products, or forced to pay significant license fees, royalties or damages for infringement. Irrespective of the validity or the successful assertion of any patent claims, any litigation could result in significant costs and diversion of management time and resources.

We could become subject to burdensome government regulation which affects our ability to offer our service or which affects demand for our service.

        We are subject to varying degrees of federal, state, local and foreign regulations as well as laws enacted by the U.S. Congress and other governments. The Federal Communications Commission has established regulations that, among other things, set licensing, access, installation and equipment standards for communications systems. We are uncertain how these regulations may be applied to Internet services offered over cable television systems. These laws and regulations could expose us to liability, materially increase our cost of providing our service, and decrease the growth and acceptance of the Internet in general and access to the Internet over cable systems.

Our business would suffer if we were to lose the services of Hal M. Krisbergh or other key personnel.

        Our success depends in significant part upon the continued service of our key technical, sales and senior management personnel, particularly Mr. Krisbergh, who has significant relevant experience in the cable television industry. No officer or employee of our company is bound by an employment agreement, and any officer or employee of our company could terminate his or her relationship with us at any time. Our future success will also depend on our ability to attract, train, retain and motivate highly qualified senior management, technical, marketing and sales personnel. Because competition for these personnel is intense, we cannot assure you that we will be able to do so.

The ability to influence the outcome of stockholder votes may be limited by the significant ownership interest of our chairman and chief executive officer.

        Hal M. Krisbergh beneficially owns approximately 25.0% of our outstanding common stock as of January 30, 2003. Mr. Krisbergh has the voting power to exercise substantial control over the election of our entire board of directors and all votes on matters requiring stockholder approval. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

Anti-takeover provisions in our charter documents could discourage unwanted takeover attempts and could reduce the opportunity for stockholders to get a premium for their shares.

        We are subject to Delaware laws and to provisions of our certificate of incorporation and by-laws that could have the effect of delaying, deterring or preventing a change in control of our company. These include provisions generally prohibiting our stockholders from calling special meetings of stockholders and requiring advance notice for nomination of directors and stockholder proposals. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder, defined generally as a person owning 15% or more of the corporation's outstanding voting stock, from engaging in a business combination, as defined, for three years following the date that person became an interested stockholder unless specified conditions are satisfied.

        Our certificate of incorporation and by-law provisions and Delaware law could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at prices above the then-current fair market value of our common stock, that could result from takeover attempts. In addition, our certificate of incorporation permits our board of directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. The provisions of our certificate of incorporation and by-laws, as well as provisions of Delaware law, may have the effect of discouraging or preventing an acquisition, or disposition of, our business. As a result, our management could attempt to utilize these laws and provisions to discourage or reject unsolicited bids to acquire us, including bids that would have paid stockholders a premium over the then current market price of their shares.

We may not be able to continue to meet the continued listing criteria for Nasdaq, which could materially and adversely affect our business and financial condition and the liquidity of our common stock.

        On October 8, 2002, we received notification from the Nasdaq National Market that we were not in compliance with the minimum bid price rule. On November 26, 2002 we received notification that we were not in compliance with the minimum stockholders' equity requirement. Following such notifications, we applied for listing on the Nasdaq Small Cap Market. We were notified by Nasdaq that our application to transfer to the Nasdaq Small Cap Market had been accepted and was effective at the opening of business on January 9, 2003. Although the transfer has been effected, our continued listing cannot be assured because, as of the date of this prospectus, we are not in compliance with the minimum bid price, although we have a 180-day grace period for regaining compliance. We have received approval from our Board to request shareholder approval for a discretionary reverse stock split and we plan to call a special meeting of stockholders in the near future to accomplish this. There can, however, be no assurance that such stock split will be approved or that any increased share price resulting from any stock split will be maintained in order to continue to comply with the listing requirements. Furthermore the approval we are seeking from our shareholders for reverse stock split provides the board of directors with discretion as to whether or not the split is implemented as well as the timing of the reverse split, if implemented. Accordingly the board of directors of the company may choose not to implement the reverse split if market forces sufficiently increase our share price. There can be no assurance that other Nasdaq requirements for continued listing will be satisfied. If we fail such requirements, our common stock may be delisted and trading in our common stock, if any, would have to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market (or "pink sheet" market). Since our common stock is no longer on the Nasdaq National Market, we are not eligible for certain exemptions from the various state securities or "blue sky" laws, which could make it more difficult for us to raise capital through issuances of securities. The failure to be listed on Nasdaq may have a negative impact on the liquidity and price of our common stock and investors may find it more difficult to purchase or dispose of, or to obtain accurate quotations as to the market value of, our common stock.

Our financial results could be adversely affected by risks relating to our involvment in the TVGateway joint venture.

        As discussed above, revenue from TVGateway, LLC accounts for a majority of our revenues; therefore, any adverse effect on TVGateway would have an adverse effect on us. Our revenues from TVGateway are composed of management fees from the performance of certain administrative services for TVGateway and licensing fees from the use of our proprietary technology. Formed in 2000, TVGateway, a joint venture between us and affiliates of four of the six largest MSOs in the United States, provides interactive applications to MSOs, such as an interactive program guide or IPG, to be included as part of a MSO's digital product offerings. Our participation in the joint venture involves risks, including:

  •
  Business disagreements with other members of TVGateway regarding the operation of TVGateway. We may incur significant costs and expenses and expend significant resources to resolve disagreements and we cannot assure you that the resolution of those disagreements would be on terms favorable to us. Moreover, any disagreement with any other member of TVGateway regarding the operation of TVGateway could affect our relationship with them as our customer;
  •
  Financial problems of other members could affect TVGateway's ability to raise additional required capital;
  •
  Business interests or goals of the other members that could become inconsistent with our business interests or goals; and
  •
  Taking action by or through TVGateway that could be contrary to our policies or objectives.

Our financial results could be adversely affected by the bankruptcy of one of the members of the TVGateway joint venture.

        During the second quarter of 2002, Adelphia Communications Corporation, a MSO and a member of the TVGateway joint venture filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. This filing may affect Adelphia's ability to participate in future additional capital contributions to the joint venture. The TVGateway joint venture partners are not obligated to make any capital infusions. Rather, if they elect not to contribute to a capital call, their equity interest in the joint venture is diluted and either less capital is raised by TVGateway or the other joint venture partners may elect, individually or jointly, to increase their capital contributions to make up the deficit. Our operating budget and cash flow projections for 2002 and 2003 are heavily dependent upon revenues generated by TVGateway. In turn, funding of the joint venture is heavily dependent upon the capital contributions of its members. In addition the TVGateway joint venture partners made commitments to deploy our products as part of the formation of the venture. We are still working with Adelphia to determine if and how they will fulfill these commitments. Further, under the bankruptcy laws, TVGateway could be precluded from taking actions relating to the joint venture that could affect the estate of the bankrupt partner without the prior approval of the bankruptcy court, which would, in most cases, entail prior notice to the other members and a hearing in bankruptcy court. The requirement to obtain court approval may delay or prevent actions TVGateway may want to take.

Substantial sales of our common stock could lower our stock price.

        The market price for our common stock could drop as a result of sales of a large number of our presently outstanding shares, including shares issued upon the exercise of outstanding options and warrants, or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock. Certain holders of our common stock have demand and piggy-back registration rights. The exercise of such rights could adversely affect the market price of our common stock. We have filed:

  •
  on May 20, 1999 a registration statement (Registration No. 333-78943) to register 1,600,000 shares of common stock under our stock option plan;
  •
  on October 8, 1999, a shelf registration statement (Registration No. 333-87029) under the Securities Act for 380,056 shares of common stock issuable upon exercise of outstanding warrants and 375,363 shares of common stock;
  •
  on July 28, 2000, a registration statement (Registration No. 333-42526) under the Securities Act for resale of 1,531,211 shares of common stock that we issued to four cable operators;

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  on November 9, 2000, a registration statement (Registration No. 333-49612) to register an additional 1,600,000 shares of common stock under our stock option plan; and
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  on November 29, 2000, a registration statement (Registration No. 333-35936) under the Securities Act for resale of 250,000 shares of common stock that we issued to shareholders of Digital Video Arts, Inc., a California corporation we acquired in April 2000.
  •
  on April 5, 2001, a registration statement (Registration No. 333-58346) to register 750,000 shares of common stock under our 2001 Employee Stock Purchase Plan.
  •
  on June 11, 2001, a registration statement (Registration No. 333-62810) to register an additional 932,328 shares of common stock under our Stock Option Plan.
  •
  on June 13, 2001, a registration statement (Registration No. 333-62888) under the Securities Act for resale of 100,000 shares of common stock that we issued to shareholders of Digital Video Art, Inc.

Legislative actions, higher insurance cost and potential new accounting pronouncements are likely to cause our operating expenses to increase and impact our future financial position and results of operations.

        In order to comply with the newly adopted Sarbanes-Oxley Act of 2002, as well as proposed changes to listing standards by Nasdaq, and proposed accounting changes by the Securities and Exchange Commission, we may be required to enhance our internal controls, hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our operating expenses to increase. Insurers are also likely to increase premiums as a result of higher claims rates incurred over the past year, and so our premiums for our various insurance policies, including our directors' and officers' insurance policies, are likely to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Risks Related to This Offering

You may not revoke your subscription.

        Once you have exercised your subscription rights, you may not revoke your exercise unless we amend the offering, in which event you will have the right to cancel your subscription and promptly receive back any funds you have delivered, or to reaffirm your exercise of your subscription rights under the terms of the offering, as so amended. Once you have exercised your subscription rights you assume the risk of changes in the common stock price during the duration of the rights offering, which may last for twenty business days, including a possible extension for up to 30 days. If the price of our common stock declines during this time, you will bear the risk of loss because you may not revoke your subscription rights once exercised.

You will not receive interest on subscription funds returned to you.

        If we elect to cancel the rights offering or if your participation in this offering is cut back because this offering is oversubscribed, neither we nor the subscription agent will have any obligation with respect to the rights except to return, without interest, any individual payments made.

Exercising your subscription rights may obligate you to purchase units at a price higher than the market price of our common stock.

        The value of the units will depend on the market price of our common stock, and the market price of our common stock may decline before this offering expires. Accordingly, if you exercise your subscription rights and the market price of our common stock is already, or declines, below the subscription price, then you will have committed to buy units in the rights offering at a price that is higher than the price at which you could purchase shares of our common stock in the open market. You may be unable to sell our common stock and warrants at a price equal to or greater than the subscription price. Until we deliver certificates upon expiration of the rights offering, you may be unable to sell the common stock and the warrants that you purchase in the rights offering.

Unless you exercise all your subscription rights, this offering will dilute your percentage ownership in our company.

        If you do not exercise all of your subscription rights, this offering will dilute your ownership interest in our company relative to stockholders who fully exercise their subscription rights. This dilution could be significant. For example, if you own 100,000 shares of common stock before the rights offering, or 0.42% of our outstanding common stock, and you exercise none of your subscription rights while the maximum of 6,000,000 subscription rights are exercised, then the percentage ownership represented by your 100,000 shares will be reduced to 0.34%.

You should not consider the subscription price as an indication of the value of our company or our common stock.

        Our board of directors set the terms and conditions of the rights offering, including the subscription price which does not necessarily bear any relationship to our past operations, cash flows, current financial condition, or any other established criteria for value. As a result, you should not consider the subscription price as an indication of the value of our company or our common stock.

You will need to act promptly and follow instructions carefully if you want to exercise your rights.

        Stockholders who desire to purchase units in this offering must act promptly to ensure that all required forms and payments are actually received by our subscription agent, American Stock Transfer & Trust Company, before the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we, Brean Murray & Co., Inc., Innisfree M&A Incorporated nor American Stock Transfer & Trust Company undertake to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures. Any personal check used to pay for units must clear before the expiration date, and the clearing process may require five or more business days.

If we redeem the warrants, their value may be reduced.

        We may redeem the warrants at a redemption price of $.01 per warrant on at least thirty (30) days' prior notice, if for any period of thirty (30) consecutive trading days the last reported sales price of our common stock for each trading day during such period is at least 300% of the then current exercise price. If the warrants are redeemed, holders of the warrants will lose their right to exercise the warrants, except during such 30-day notice of the redemption period. Upon receipt of a notice of redemption, the holders of the warrants would be required to: (i) exercise the warrants and pay the exercise price at a time when it may be disadvantageous for them to do so; (ii) sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or (iii) accept the redemption price, which is likely to be substantially less than the market value of the warrants at the time of redemption.

There is no guaranty that a public market for our warrants will develop.

        There is no public market for our warrants and we cannot be sure that an active trading market will develop. While we expect that the warrants will trade on the over the counter bulletin board, we do not know whether a market will develop for the warrants or, if it does, that it will be maintained. Accordingly, your investment in the warrants may be illiquid.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding:

  •
  implementing our business strategy;

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  marketing and commercialization of our products under development;

  •
  plans for future products and services and for enhancements of existing products and services;

  •
  our intellectual property;

  •
  our estimates of future revenue and profitability;

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  our estimates or expectations of continued losses;

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  our expectations regarding future expenses, including research and development, sales and marketing, and general and administrative expenses;

  •
  difficulty or inability to raise additional financing, if needed, on terms acceptable to us;

  •
  our use of the net proceeds from this offering;

  •
  our estimates regarding our capital requirements and our needs for additional financing;

  •
  attracting and retaining users and employees;

  •
  challenges associated with cable operators (including uncertainty that they will offer our interactive TV products, inability to predict the manner in which they will market and price our interactive TV products and existence of potential conflicts of interests and contractual limitations impeding their ability to offer our interactive TV products);

  •
  challenges with advertisers and television programmers (including uncertainties that they will support our Channel HyperLinkingSM technology);

  •
  rapid technological changes in our industry and relevant markets;

  •
  sources of revenue and anticipated revenue;

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  continued listing of our common stock on Nasdaq;

  •
  changes in regulatory requirements;

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  plans for future acquisitions and for the integration of recent acquisitions; and

  •
  competition in our market.

        These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not required to and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under "Risk Factors" and elsewhere in this prospectus.

        In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that we have obtained this information from reliable sources that customarily are relied upon by companies in our industry, but we have not independently verified any of this information.

USE OF PROCEEDS

        Assuming that all subscription rights are exercised and after deducting the estimated fees of the dealer/manager and the estimated offering expenses, we estimate that we will receive net proceeds of $                   million in this offering. We intend to use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures and possible acquisitions. Accordingly, we will have broad discretion in using the net proceeds. You will not have an opportunity to evaluate the economic, financial or other information that we will use to determine how to use the net proceeds. Pending our use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities. We have no current specific plan for the proceeds other than the uses stated above. Our principal reason for conducting the offering is to raise additional capital to fund the operation of our business.

        Should we receive only a portion of the maximum amount obtainable from this rights offering, we intend to use those net proceeds for general corporate purposes, including working capital, capital expenditures and possible acquisitions.

DISTRIBUTION OF RIGHTS AND SUBSCRIPTION PROCEDURES

Why We Are Selling Shares Through a Rights Offering

        We believe that a rights offering provides several advantages over a traditional public offering. This type of offering allows us to offer units to investors who currently have some knowledge of our business. It also gives us the ability to distribute the units to a broader, more stable shareholder base than might otherwise be available in the context of an underwritten public offering. In addition, the warrants included in the units provide investors an opportunity to buy our shares at a future set price, and we want to give rights holders who participate in this offering that benefit.

Determination of Offering Price

        Our board of directors determined the purchase price of the units based upon the fair market value of our common stock and the recommendations of the dealer/manager.

What You Can Do With Your Rights

        You may purchase one unit for each right you receive. We will accept subscriptions for up to a maximum of 6,000,000 units. If this offering is oversubscribed, we will allocate the 6,000,000 units as described below under "Subscription Rights." You can also do nothing with your rights, as there is no penalty for not exercising your rights.

When You Can Exercise Your Rights

        You can exercise your rights at any time after receipt and until 5:00 p.m., New York City time, on                        , 2003, subject to our right to extend that date for up to 30 days. If we extend the expiration date, we will issue a press release not later than the first day Nasdaq is open for trading after the most recent expiration date.

Subscription Rights

        Your rights entitle you to the basic subscription right and the over-subscription right, as described below.

Basic Subscription Right

        Each right includes a basic subscription right entitling you to purchase one unit for each right held at a subscription price of $            in cash. You are entitled to exercise all or any portion of the rights that you receive; however, we will only accept total subscriptions for up to 6,000,000 units.

Over-subscription Right

        If you elect to purchase all of the units that you are entitled to purchase under your basic subscription right, you will also have an over-subscription right to subscribe for additional units that are not purchased by other holders of rights under their basic subscription right as of the expiration date. Although you are not limited in the number of units you can elect to oversubscribe for, your ability to purchase the number of units that you wish to purchase in the exercise of your over-subscription right will depend on the availability of such units. We cannot provide any assurance that sufficient units will be available to satisfy your request in whole or in part. If, however, the number of units remaining unsold after holders have exercised their basic subscription rights is sufficient to satisfy in full all over-subscriptions submitted for additional units, all over-subscriptions will be honored.

Full Exercise of Basic Subscription Right

        You may exercise your over-subscription right only if you exercise your basic subscription right in full by electing to purchase all of the units that you are entitled to purchase under your basic subscription right. To determine if you have fully exercised your basic subscription right, we will consider only the basic subscription right held by you in the same capacity. For example, suppose that you were granted rights upon our shares which you own individually and also rights issued upon shares which you own collectively with your spouse. If you wish to exercise your over-subscription right with respect to the rights you own individually, but not with respect to the rights you own collectively with your spouse, you only need to fully exercise your basic subscription right with respect to your individually owned right. You do not have to subscribe for any shares under the basic subscription right owned collectively with your spouse to exercise your individual over-subscription right.

        When you complete the portion of your subscription certificate to exercise your over-subscription right, you will be representing and certifying that you have fully exercised your basic subscription right as to the rights that you hold in that capacity. If you intend to exercise your over-subscription right, you must do so at the same time you exercise your basic subscription right in full.

Proration of Subscription Rights

        If there are insufficient units to fill all basic subscriptions, the units that are available will be allocated to our subscribing stockholders on a pro rata basis in proportion to the total number of basic subscription rights exercised by each stockholder. If all basic subscriptions have been filled but there are insufficient units to fill all over-subscriptions, the units available to fill over-subscriptions will be allocated to our stockholders who have oversubscribed on a pro rata basis in proportion to the total number of additional units subscribed for by each stockholder. In the event there are insufficient units to fill all basic subscriptions and/or all over-subscriptions refunds will be made, without interest, to the extent subscriptions are not honored, as promptly as possible after the expiration of the rights offering.

        If you own shares of our common stock through your bank, broker or other nominee holder who will exercise your subscription right on your behalf, the bank, broker or other nominee holder will be required to certify the following information:

  •
  the number of shares of our common stock held on your behalf on the record date;

  •
  the number of rights exercised under your basic subscription right;

  •
  that your basic subscription right held in the same capacity have been exercised in full; and

  •
  the number of shares subscribed for under your over-subscription right.

        Your bank, broker or other nominee holder may also disclose to us other information received from you.

How You Can Exercise Your Rights

        You may exercise your rights by completing and signing the "Election to Purchase" form that appears on the back of each rights certificate. You must send the completed and signed certificate, along with payment in full of the exercise price for all shares that you wish to purchase, to our subscription agent, American Stock Transfer & Trust Company.

        We suggest, for your protection, that you deliver your rights to the subscription agent by an insured, overnight or express mail courier. If you mail your rights, we suggest that you use registered mail. If you wish to exercise your rights, you should mail or deliver your rights and payment for the exercise price to the subscription agent as follows:

By Mail and Overnight Courier: American Stock Transfer & Trust Company 59 Maiden Lane, Plaza Level New York, New York 10038

        You must pay the exercise price in U.S. dollars by check, bank check, money order or other negotiable instrument payable to the "American Stock Transfer & Trust Company, as subscription agent—WorldGate Communications, Inc." Your remittance will be deposited by American Stock Transfer & Trust Company into an escrow account established and maintained by them. Provided that your payment clears prior to                        , 2003, your subscription will be accepted subject to proration in the event there are insufficient units. Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you pay the subscription price by means of uncertified personal check, you should make payment sufficiently in advance of the expiration time to ensure that your check actually clears and the payment is received before that time. We are not responsible for any delay in payment by you and suggest that you consider payment by means of certified or cashier's check, money order or wire transfer of funds.

        If your subscription is accepted, our transfer agent will issue the warrants and the stock certificate representing the common stock purchased through exercise of the rights promptly after closing of this offering, and in any event within 30 days thereafter. Until that date, American Stock Transfer & Trust Company will hold all funds received in payment of the exercise price in escrow and will not deliver any funds to us until the units have been issued.

        If you are a broker, a trustee or a depositary for securities who held shares of our common stock for the account of others on                        , 2003, the record date for this offering, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date for this offering, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification" which we will provide to you with your offering materials.

        We will decide all questions as to the validity, form, eligibility (including times of receipt, beneficial ownership and compliance with exercise requirements), and the acceptance of subscription forms and the exercise price will be determined by us. We will not accept any alternative, conditional or contingent subscriptions. We reserve the absolute right to reject any subscriptions not properly submitted. In addition, we may reject any subscription if the acceptance of the subscription would be unlawful. We also may waive any irregularities (or conditions) in a subscription for units, and our interpretations of the terms (and conditions) of the rights offering shall be final and binding.

        It is not anticipated that we will give notice to you of any defects in your subscription, if any, but we reserve the right to do so, and to condition the re-submission of your subscription upon such conditions as we deem necessary or appropriate under the circumstances. Under no circumstance, however, will we be obligated to give you notification of defects in your subscription. No exercise of rights will be accepted until all defects have been cured or waived. If your exercise is rejected, any payments made on account of this offering will be promptly returned by the subscription agent. You may not revoke your subscription.

Notice of Guaranteed Delivery

        If you wish to exercise your rights, but time will not permit you to cause the rights certificate to reach the subscription agent on or prior to the expiration date, you may nevertheless exercise your rights if you meet the following conditions:

  (a)
  you have caused payment in full of the subscription price for each unit being subscribed for pursuant to your basic subscription right and your over-subscription right, if any, to be received by the subscription agent on or prior to the expiration date;

  (b)
  the subscription agent receives, on or prior to the expiration date, a guaranteed notice, from an eligible institution, stating your name, the number of rights held, the number of units being subscribed for pursuant to the basic subscription right and the number of units being subscribed for pursuant to the over-subscription right, and guaranteeing the delivery to the subscription agent of the rights certificate at or prior to 5:00 p.m., New York City time, on the date three (3) business days following the date of the notice of guaranteed delivery; and

  (c)
  the properly completed rights certificate evidencing the rights being exercised, with any required signatures being guaranteed, are received by the subscription agent, or such rights are transferred into the DTC account of the subscription agent, at or prior to 5:00 p.m., New York City time, on the date three (3) business days following the date of the notice of guaranteed delivery relating thereto.

Information Agent

        Innisfree M&A Incorporated will act as our information agent to respond to any questions you may have regarding the mechanics of exercising your subscription rights for this offering. Any questions or requests for assistance concerning the method of subscribing for units or for additional copies of this prospectus or the Instructions as to Use of the Subscription Certificates can be directed to the information agent at 888-750-5834.

        We will pay the information agent's fees and expenses of approximately $8,500 and have also agreed to indemnify the information agent against certain liabilities which it may incur in connection with this offering.

        Innisfree M&A Incorporated has not been retained to provide, and has not provided, any financial advisory services to us in connection with this offering and is not acting as an underwriter with respect to this offering. Innisfree M&A Incorporated cannot and will not make any recommendation to you or any other person as to whether you should exercise your rights to purchase units.

Manner of Distribution

        We are distributing non-transferable subscription rights to the holders of our common stock. As soon as practicable after the date of this prospectus, you will receive at no cost one right for each share of common stock you own on            , 2003. Each right will entitle you to purchase one unit, which consists of one share of common stock and one common stock purchase warrant. The purchase price of each unit is $            . We will accept subscriptions to purchase up to 6,000,000 units. This offering is being made on a "best efforts" basis. The dealer/manager is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered. If we extend or decide to cancel the offering we will issue a press release not later than the first day Nasdaq is open for trading after the most recent expiration date or the date the offering is terminated, as applicable.

        We will not charge a brokerage commission or a fee to holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker, dealer or nominee, you will be responsible for any fees charged by your broker or nominee.

        The common stock and the warrants obtained by exercise of the subscription rights may be sold by the holders in one or more transactions in the Nasdaq National Market and the over the counter bulletin board respectively, and also in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. We expect that the warrants will trade on the over the counter bulletin board.

        Brean Murray & Co., Inc. will act as our dealer/manager to solicit exercise of the rights by contacting certain of our stockholders to promote this offering.

        We will pay the dealer/manager a management fee of 7% of the gross proceeds of this offering and will issue unit purchase warrants to the dealer/manager equal to 5% of the number of units purchased. Thus, if the offering is fully subscribed the dealer/manager would receive 300,000 unit purchase warrants. These warrants will have the same terms and conditions as the unit purchase warrants offered to you except that the dealer/manager's warrants (a) will expire five years from the date of the closing of this offering instead of until                  , 2006 and (b) are subject to restrictions on transfer as described more fully below. In order to retain the services of the dealer/manager, we have also paid the dealer/manager a refundable fee of $30,000 and issued the dealer/manager a warrant to acquire 75,000 shares of our common stock at an exercise price equal to $1.24, which warrant expires August 1, 2007. We have also agreed to indemnify the dealer/manager against certain liabilities, including liability under the Securities Act of 1933. We have agreed to reimburse the dealer/manager for all of its reasonable out-of-pocket expenses (including fees of its legal counsel) up to $15,000 and any amounts above $15,000 only to the extent approved by us in writing prior to incurring those expenses. In addition, in the event that the dealer/manager is ready and willing to proceed with the offering and all required approvals for the offering have been obtained, and we elect to cancel the offering and proceed with another transaction that does not involve the dealer/manager, then we have agreed to pay the dealer/manager a cancellation fee of $275,000. However, we will not have to pay the cancellation fee if the offering is cancelled because it cannot reasonably be concluded by February 2, 2003, or for any other reason outside of our reasonable control.

        The warrants granted to the dealer/manager shall not be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year following the effective date of this offering for which the securities were received. However, the dealer/manager may transfer such warrants to its bona fide officers or partners. The warrants shall bear an appropriate legend describing this restriction.

        Brean Murray & Co., Inc. cannot and will not make any recommendation to you or any other person as to whether you should exercise your rights to purchase units.

        If any of our directors and executive officers assist with this offering they will receive no compensation for such services. In addition, any such activities of our directors and executive officers will be consistent with the requirements of Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. The dealer/manager and any such directors and officers are not authorized to make statements about our company unless such information is set forth in this prospectus, nor will they render investment advice. None of our directors or executive officers are registered as securities brokers or dealers under the federal or applicable state securities laws. Because they are not in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion of the material United States federal income tax consequences of the rights offering to you, as an owner of our common stock, if you are a "United States person" for United States federal income tax purposes and you hold your shares of our common stock as a capital asset is the opinion of our counsel Drinker Biddle & Reath LLP. This discussion is based on the Internal Revenue Code, administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, each as in effect as of the date of this registration statement, any of which could change at any time, possibly with retroactive effect, and all of which are subject to differing interpretations. This discussion also does not address the effect of the rights offering on you if you are a taxpayer subject to special rules, such as a financial institution or insurance company, a tax-exempt investor, a dealer in securities or a partnership with one or more partners who are not United States persons.

        This discussion of federal income tax consequences is not a substitute for professional tax advice that takes into account the particular issues relevant to various individual situations. In addition, the discussion does not address even, in general terms, any state, local or foreign tax results of the rights offering. Regardless of your particular situation, you should consult your own tax advisor on the possible United States federal, state, and local, as well as any possible foreign, tax consequences of the rights offering to you.

        For United States federal income tax purposes, a "United States person" is:

  •
  a United States citizen or resident alien as determined under the Code;

  •
  a corporation or partnership (as defined by the Code) that is organized under the laws of the United States or any state;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; and

  •
  a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its major decisions.

Distribution of Rights

        You will not be taxed on the distribution or receipt of the subscription rights.

Basis in Rights

        Your basis in the subscription rights will be zero unless (a) the fair market value of a subscription right on the date of distribution is equal to or greater than 15% of the fair market value of one share of our common stock, or (b) you make a special irrevocable election under Section 307(b)(2) of the Internal Revenue Code, in which case your basis in the subscription rights shall be determined by allocating your tax basis in your existing shares between those shares and the subscription rights in proportion to their relative fair market values on the date the subscription rights are distributed. This allocation, however, will be effective only if you exercise your subscription rights.

        The fair market value of a publicly traded security on any particular date is generally computed as the mean of the high and low trading price on that date. However, the subscription rights, unlike the shares of our common stock and warrants that may be purchased thereunder, will not be publicly traded. The fair market value of a subscription right on the date of distribution will equal the price at which the right would be sold on that date in a transaction between a hypothetical willing seller and a hypothetical willing buyer, each having knowledge of all available relevant facts and being under no compulsion to buy or to sell. We do not plan to obtain any third-party appraisal of such value.

        Based on the terms of the rights and the current trading price of our common shares, we expect at this time that the fair market value of each right on the date of distribution will be less than 15% of the fair market value of one share of our common stock. Accordingly, your basis in the subscription rights is expected to be zero unless you make the Section 307(b)(2) election described above, and if you wish to allocate your basis in your existing shares between those shares and the subscription rights, you will have to make that election. (There is no assurance, however, that our current expectation regarding the fair market value of the subscription rights will be correct.)

        Assuming, for example, that your basis in each of your existing shares of our common stock is $1.00 per share, that the fair market value of each subscription right on the date of distribution is 5 cents, and that the fair market value of our common stock at that time is 45 cents per share, then you will have two possible ways to allocate your basis between the subscription rights and your existing shares of common stock: either (1) all of your existing $1.00 per share basis will remain with your existing common shares, and your basis in the subscription rights will be zero; or (2) your basis in your existing common shares will be reduced to 90 cents per share, and your basis in each subscription right will be 10 cents. The second alternative will apply only if you make the Section 307(b)(2) election on your federal income tax return for the current year and you do, in fact, exercise your subscription rights.

Exercise or Lapse of Rights

        No gain or loss will be recognized on exercise of the subscription rights. No gain or loss will be recognized if you do not exercise the subscription rights before they expire and your subscription rights therefore lapse.

        Upon exercise of the subscription rights, your basis in the shares and warrants acquired thereby will be determined by adding your basis in the subscription rights, if any, to the subscription price you pay for the units and then allocating the result between the shares and the warrants in proportion to their relative fair market values at that time. Your holding period for the shares and warrants will begin on the date you exercise the subscription rights.

        For example, if one assumes that the value of a subscription right on the date of distribution is less than 15% of the fair market value of our common stock on that date, and that you do not elect to allocate any basis to the subscription right under Section 307(b)(2), then your basis in the subscription right will be zero. If one further assumes, hypothetically, that you ultimately exercise the subscription right on a date on which the fair market value of our common stock is 64 cents per share and the fair market value of the warrants is 16 cents per warrant, then your basis in the stock obtained on exercise of the subscription right will equal 80% of the subscription price and your basis in the warrant obtained on exercise of the subscription right will equal 20% of the subscription price.

Sale of the Shares of Common Stock and the Warrants

        You will recognize a gain or loss on a sale of the shares or the warrants in an amount equal to the difference between your basis in those shares or warrants and the amount realized in the sale. A gain or loss recognized in connection with the sale of shares or warrants will qualify as either a short-term or long-term capital gain or loss, depending on the length of your holding period for those shares or warrants. (An exercise by us of our redemption right with respect to any outstanding unexercised warrants owned by you will be treated as a sale of those warrants by you for this purpose.)

Exercise or Expiration of Warrants

        No gain or loss will be recognized on exercise of the warrants. However, if the warrants are not exercised by you before they expire, you will recognize a capital loss in the amount of your basis in the warrants.

        Your holding period for any stock purchased upon exercise of warrants will begin on the date the warrants are exercised. Your basis in those shares will be the sum of your basis in the warrants and the exercise price of the warrants.

Exercise or Lapse of Rights

        No gain or loss will be recognized on exercise of the subscription rights. No gain or loss will be recognized if you do not exercise the subscription rights before they expire and your subscription rights therefore lapse.

        Upon exercise of the subscription rights, your basis in the shares and warrants acquired thereby will be determined by adding your basis in the subscription rights, if any, to the exercise price, and then allocating the result between the shares and the warrants in proportion to their relative fair market values. The holding period for the shares and warrants begins on the date the subscription rights are exercised.

        For example, if one assumes that the value of a subscription right on the date of distribution is less than 15% of the mean of the high and low trading price of our common stock on that date, and that a recipient of the subscription right does not elect to allocate any basis to the subscription right under Section 307(b)(2), then the recipient's basis in the subscription right will be zero. If one further assumes, hypothetically, that the recipient ultimately exercises the subscription right on a date on which the mean of the high and low trading price of our common stock is 80 cents per share and the mean of the high and low trading price of the warrants is 20 cents per warrant, then the basis in the stock obtained on exercise of the subscription right will equal 80% of the exercise price and the basis in the warrant obtained on exercise of the subscription right will equal 20% of the exercise price.

Sale of the Shares of Common Stock and the Warrants

        A gain or loss will be recognized on the sale of the shares or the warrants in an amount equal to the difference between the owner's basis in those shares or warrants and the amount realized in the sale. A gain or loss recognized in connection with the sale of shares or warrants will qualify as either a short-term or long-term capital gain or loss, depending on the length of the holding period for those shares or warrants.

Exercise or Expiration of Warrants

        No gain or loss will be recognized on exercise of the warrants. However, if the warrants are not exercised before they expire, a capital loss will be recognized in the amount of the warrant owner's basis in the warrants.

        The holding period for any stock purchased upon exercise of warrants will begin on the date the warrants are exercised. The owner's basis in those shares will be the sum of the owner's basis in the warrants and the exercise price of the warrants.

Our Redemption Right

        If we exercise our redemption right with respect to outstanding unexercised warrants, each warrant owner will recognize a short-term or long-term capital gain or loss equal to the difference between the warrant owner's basis in the warrant and the redemption price paid for the warrant.

DIVIDEND POLICY

        We have never paid or declared any cash dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, to finance the growth and development of our business.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the Nasdaq Small Cap Market under the symbol "WGAT." Prior to January 9, 2003, our common stock traded on the Nasdaq National Market. The following table provides the high and low bid prices per share of common stock, for the fiscal years ended December 31, 2001 and 2002 and the period ended January 8, 2003 as reported by the Nasdaq National Market and for the period beginning January 9, 2003 until the date of this prospectus, the high and low prices per share of common stock, as reported by the Nasdaq Small Cap Market. We believe these quotations are representative inter-dealer prices, without retail mark-up, markdown or commissions, and they may not represent prices at which actual transactions occurred:

	High	Low
Fiscal year ended December 31, 2001
First quarter	$10.00	$3.75
Second quarter	6.70	2.40
Third quarter	4.99	1.65
Fourth quarter	2.69	1.85
Fiscal year ended December 31, 2002
First quarter	$2.85	$1.27
Second quarter	2.73	1.18
Third quarter	1.42	0.59
Fourth quarter	0.93	0.34
Fiscal year ended December 31, 2003
First quarter (through January 30, 2003)	$0.58	$0.40

        The last reported sale price of our common stock on the Nasdaq Small Cap Market on January 30, 2003 was $0.41 per share. As of January 30, 2003, there were approximately 348 holders of record of our common stock. This number does not include stockholders for whom shares were held in a "nominee" or "street" name.

CAPITALIZATION

(in thousands except share amounts)

        The following table provides information regarding our unaudited capitalization as of September 30, 2002. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes, and the other financial information appearing elsewhere or incorporated by reference in this prospectus.

        The following table does not reflect our receipt of any proceeds from the exercise of the subscription rights or from the exercise of any warrants that we may issue upon exercise of the subscription rights. If all of the subscription rights are exercised, we estimate that we will receive net proceeds of $                   million after deducting estimated fees of the dealer/manager and estimated offering expenses, and that we will issue warrants to purchase 6,300,000 shares of common stock at an exercise price of $            per share. However there is no assurance that any or all of the rights will be exercised.

September 30, 2002
Cash and Cash Equivalents and Short-term Investments	$5,935

Notes Payable	$199

Common stock, $0.01 par value per share; 50,000,000 shares authorized and 23,576,243 shares issued and outstanding at September 30, 2002	236
Additional Paid-In Capital	193,526
Warrant for Common Stock	1,911
Accumulated Deficit	(186,826)
Unearned Stock Based Compensation	(21)

Total Stockholders' Equity	8,826

Total Capitalization	$9,025

        The information regarding our common stock excludes as of September 30, 2002:

  •
  3,232,211 shares of common stock that we may issue upon exercise of outstanding options at a weighted average exercise price of $8.84 per share; and

  •
  a maximum of 3,000,000 shares of common stock underlying outstanding warrants, which are subject to downward adjustment if certain targets have not been met, at exercise prices ranging from $12.39–$24.78. The exercise price of certain warrants which have not vested are based upon the market price of our common stock at the time of vesting. The holders of these warrants will be entitled to receive rights if they exercise their warrants prior to the expiration of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following summary of selected consolidated financial information for each of the years ended December 31, 1997 through 2001 is derived from our audited financial statements. Our summary of selected consolidated financial data as of and for the nine months ended September 30, 2001 and 2002, is derived from unaudited consolidated financial statements included elsewhere in this prospectus. You should read the following information in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Year ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
	(In thousands, except share and per share data)					(unaudited)
Statement of operations data:
Revenues
Equipment product revenues	$141	$1,022	$5,594	$12,888	$5,507	$4,363	$744
Service fee revenues	—	—	—	6,353	11,340	8,259	10,645

Total revenues	141	1,022	5,594	19,241	16,847	12,652	11,389

Costs and expenses:
Cost of equipment product revenues	1,530	9,919	15,593	20,314	8,770	8,715	4,354
Cost of service fee revenues	—	—	—	4,849	10,343	6,657	9,120
Engineering and development	6,981	9,684	12,440	21,734	12,894	10,725	6,711
Sales and marketing	3,623	5,157	8,719	12,779	6,770	5,869	2,069
General and administrative	2,432	3,587	6,270	10,507	7,629	6,132	2,038
Depreciation and amortization	22	119	292	895	1,511	1,104	954
Goodwill impairment	—	—	—	—	—	—	3,006

Total costs and expenses	14,588	28,466	43,314	71,078	47,917	39,202	28,252

Loss from operations	(14,447)	(27,444)	(37,720)	(51,837)	(31,070)	(26,550)	(16,863)
Interest and other income, net	423	423	3,919	3,562	1,027	924	140
Interest and other expense	(17)	(101)	(230)	(72)	(303)	(173)	(74)
Loss from unconsolidated entity	—	—	—	(1,250)	(1,000)	(1,000)	—

Loss before extraordinary item	(14,041)	(27,122)	(34,631)	(49,597)	(31,346)	(26,799)	(16,797)
Extraordinary item-extinguishment of debt	—	—	(1,019)	—	—	—	—

Net loss	(14,041)	(27,122)	(35,650)	(49,597)	(31,346)	(26,799)	(16,797)
Accretion on preferred stock	(2,436)	(6,145)	(2,475)	—	—	—	—

Net loss available to common stockholders	$(16,477)	$(33,267)	$(38,125)	$(49,597)	$(31,346)	$(26,799)	$(16,797)

Basic and diluted net loss per common share(1)
Loss before extraordinary item	$(1.81)	$(3.66)	$(2.07)	$(2.23)	$(1.33)	$(1.14)	$(0.71)
Extraordinary item	—	—	(.06)	—	—	—	—

Net loss	$(1.81)	$(3.66)	$(2.13)	$(2.23)	$(1.33)	(1.14)	$(0.71)

Weighted average common stock outstanding—basic and diluted	9,100,801	9,100,801	17,869,827	22,246,143	23,501,543	23,480,080	23,572,577

As adjusted net loss available to common stockholders before extraordinary item(2)	—	—	(37,106)	(49,356)	(30,985)	(26,528)	(16,797)
As adjusted net loss available to common stockholders(2)	—	—	(38,125)	(49,356)	(30,985)	(26,528)	(16,797)
As adjusted basic and diluted net loss per common share before extraordinary item(2)	—	—	$(2.07)	$(2.22)	$(1.32)	$(1.13)	$(0.71)
As adjusted basic and diluted net loss per common share (2)	—	—	$(2.13)	$(2.22)	$(1.32)	$(1.13)	$(0.71)
Balance sheet data:
Cash and cash equivalents, restricted cash and short term equivalents	$17,318	$368	$75,670	$46,505	$14,613	$20,633	$5,935

Total assets	18,412	5,621	89,170	74,841	33,792	41,403	17,122

Long-term obligations, including current portion	591	1,128	1,185	648	196	234	372
Total mandatory redeemable preferred stock	34,366	49,276	—	—	—	—	—
Warrant for mandatory redeemable preferred stock	881	881	—	—	—	—	—

Total stockholders' equity (deficit)	(19,177)	(52,240)	82,657	55,781	25,415	29,855	8,826

(1)
For purposes of computing the net loss per common share before extraordinary item, loss before extraordinary item has been reduced by the accretion on preferred stock.

(2)
"As adjusted net loss available to common stockholders" and "As adjusted basic and diluted net loss per common share" amounts reflect the exclusion of amortization of goodwill of approximately $241 and $361 for the years ended December 31, 2000 and 2001, respectively, and approximately $271 for the nine months ended September 30, 2001. These amounts are presented to comply with SFAS 142 as if this standard had been adopted at the beginning of the respective periods. There was no amortization of goodwill or intangible assets during each of the years ended December 31, 1997, 1998 and 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar Amounts are in Thousands)

Critical Accounting Policies and Estimates

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

        Our significant accounting policies are described in note 2 to our consolidated financial statements included elsewhere in this prospectus. We believe that the following discussion addresses our critical accounting policies. Our critical accounting policies are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

        Revenue Recognition.    Revenue is recognized when:

  •
  persuasive evidence of an arrangement exists;
  •
  the price is fixed or determinable;
  •
  the collectibility is reasonably assured; and
  •
  either the delivery and the acceptance of the equipment has occurred or services have been rendered.

In the event terms of the sale provide for a lapsing customer acceptance period, we recognize revenue based upon the expiration of the lapsing acceptance period or customer acceptance, whichever occurs first. There are inherent difficulties in predicting the timing and magnitude of equipment sales. As such, the potential for fluctuations in quarterly revenues and operating results exists. Revenue related to services is generally recognized upon performance of the services requested by a customer order. Revenue from license agreements is recognized in accordance with the contract terms, generally based on the number of monthly subscribers. Included in our financial statements is a provision for the estimated amount of future returns that we believe is appropriate based on historical experience and current trends. While such returns have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past.

        Accounts Receivable.    We generate accounts receivable primarily from sales of equipment to and services performed for our cable operator customers and from administrative and consulting services performed for the TVGateway joint venture. This equipment is primarily headend equipment for use in deploying our interactive television services. The services represent fees

  •
  from the cable operator based on the number of subscribers using our services and
  •
  for providing certain administrative and consulting services to the TVGateway joint venture.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. If economic or political conditions were to change in the countries where we do business, it could have an impact on the results of our operations, and our ability to realize the full value of our accounts receivable.

        Inventories.    We value our inventories, which consist primarily of raw materials, work in process and finished goods equipment to be sold to our customers for use in deploying interactive television services, at the lower of cost or market. The cost is determined on an average cost basis and includes the cost of merchandise and freight. A periodic review of inventory quantities on hand is performed to determine and record a provision for excess and obsolete inventories. Factors related to current inventories such as technological obsolescence and market conditions are analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values. Any significant unanticipated changes in the factors noted above could have an impact on the value of our inventories and our reported operating results.

        Long-Lived Assets.    Our long-lived assets consist of property and equipment. These long-lived assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such assets are (1) separately identifiable and (2) less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Measurement of the impairment, if any, will be based upon the difference between carrying value and the fair value of the asset. If useful life estimates or anticipated cash flows change in the future, we may be required to record an impairment charge.

        Accounting for Income Taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not more likely than not, we must establish valuation allowances. We must include an expense within the tax provision in the statement of operations, to the extent we establish valuation allowances or increase the allowances in a period.

        We have a full valuation allowance against the net deferred tax asset of $61,350 as of December 31, 2001. This valuation was due to our lack of earnings history and the uncertainty as to the reliability of the asset. In the future, if sufficient evidence of our ability to generate sufficient future taxable income becomes apparent, we would be required to reduce our valuation allowance. This would result in a benefit from income tax in the consolidated statement of operations. Our ability to utilize the asset may be subject to annual limitations as a result of prior or future changes in ownership and tax law as defined under Section 382 of the Internal Revenue Code of 1986.

Comparison of Three and Nine Months Ended September 30, 2002 and 2001

Revenues

        Revenues increased from $3,795 for the three months ended September 30, 2001 to $4,296 for the three months ended September 30, 2002. Revenues decreased from $12,652 for the nine months ended September 30, 2001 to $11,389 for the nine months ended September 30, 2002. We derive revenue by providing technology and services to our customers for their delivery of interactive television, or ITV, products. Our technology consists of the hardware, software and know-how for delivering over traditional television distribution platforms, such as those provided by cable television operators, the data, information and applications that comprise these ITV products, as well as the data, information and applications to be delivered through the use of our hardware and software. We have three primary revenue components:

  •
  the purchase price received from the cable operator for the required hardware to deliver the data, information and applications;
  •
  service fees from the cable operator for the (a) end-users' access to the delivered data, information and applications, and (b) for the services we provided to support the cable operator with configuring, installing and maintaining the required equipment and configuring and delivering the data, information and applications; and
  •
  advertising and transaction revenue received from advertisers and e-commerce merchants for advertising and transaction opportunities placed in the data, information and applications delivered to the end-user.

        At September 30, 2001 we had deployed our technology in 59 cable systems with approximately 412,000 Revenue Generating Units. As of September 30, 2002, we had deployed our technology in 66 cable systems, representing approximately 600,224 Revenue Generating Units. As cable operators began to purchase and install the required equipment for their ITV products, the equipment revenue component has, until recently, been the primary component or our revenues. During recent quarters, however, our sales of equipment, and therefore this component of our revenues, has been reduced as the result of a delay in the introduction of interactive television products as well as a reduced capital expenditure posture within the cable television industry. This equipment revenue is currently running at a rate considerably lower than we anticipated.

        The latter two revenue components, which are largely dependent upon the delivery of the data, information and applications made possible through the use of the installed equipment, would be expected to grow as the equipment is installed and more end-users are added. These latter two components of our revenues have increased in both magnitude and significance, however, the significance of the service component of our revenues has been made even more apparent by the reduction in significance of the equipment revenue component as described above. Furthermore, the service component of our revenues has grown faster than we expected as a result of the services provided to TVGateway LLC as discussed below. To the extent these services are transitioned to TVGateway, we would expect the services component of our revenues to be reduced by the value of the transitioned services. If all of the services provided by our company under the TVGateway management agreement are transitioned to TVGateway, we estimate that our annual revenues could decrease up to $11.7 million (the revenue from administrative and consulting fees associated with TVGateway in 2002) and our annual income could decline by up to $1.1 million, the amount of income from administrative and consulting fees associated with TVGateway in 2002. However, even if all such services are transferred, we will continue to receive licensing fees from TVGateway which were approximately $.1 million for 2002. Although there can be no certainty as to if and when a resumption in capital spending might take place or whether such resumption will result in increased deployment of ITV products, we do expect the resumption of a more traditional balance in the significance of the hardware and service components of our revenues.

        As of September 30, 2002, substantially all of our revenues were attributable to service fees for (1) providing engineering, operations and administrative consulting support to TVGateway, LLC, an unconsolidated entity, (2) to the commercial deployments of our interactive television products and; (3) services and cable subscribers subscribing to these services. A substantial portion of the revenue increase for the three months ended September 30, 2002, as compared to the three months ended September 30, 2001, is attributable to increased fees for the support services provided to TVGateway. A substantial portion of the revenue decrease for the nine months ended September 30, 2002, as compared to the nine months ended September 30, 2001, is attributable to reduced equipment sales during a period when we believe the industry was focused on consolidation and other non-ITV issues.

        For the three and nine months ended September 30, 2002, we derived revenues of $3,764 and $10,645, respectively, or 88% and 93% of total revenues, respectively, from service fee revenues consisting of consulting fees, subscriber fees and advertising fees. For the three and nine months ended September 30, 2002, we derived revenues of $532 and $744, respectively, or 12% and 7% of total revenues, respectively, from the delivery of headends, keyboards, and related equipment products. Included in both the three and nine months ended September 30, 2002 equipment product revenues are sales of excess inventory in the amount of $414. For the three and nine months ended September 30, 2001, we derived revenues of $3,303 and $8,260, respectively, or 87% and 65% of total revenues, respectively, from service fee revenues and $492 and $4,392, respectively, or 13% and 35% of total revenues, respectively, from the delivery of headends, keyboards, and related equipment products.

        We expect that service revenues will decline in 2003 as a result of the transition of the consulting and management services formerly provided by our company to TVGateway and that overall revenues may decrease in 2003 because of the loss of revenues associated with the TVGateway management agreement. Equipment and advertising and transaction revenues will constitute a substantial portion of our overall revenues.

        Equipment and advertising and transaction revenue have been affected by the economic slow down which has negatively impacted the capital position and purchasing power of the cable television companies that purchase our products. We expect this trend to continue until such time as general economic conditions become more favorable. For more information about other factors that may affect our results of operations, see "Risk Factors."

        The business we conduct outside the United States includes Spain, Canada, Latin America and Mexico. The majority of this international business is in Mexico and as a result we do not believe the potential financial instability of any of these markets would have a significant impact on our business.

Costs and Expenses

        Cost of Revenues.    Cost of revenues consists primarily of (1) equipment product costs related to initial trials and commercial deployments and (2) service fee revenue costs, related primarily to the provision of engineering and administrative services. Costs of equipment product revenues for the three and nine months ended September 30, 2002 were $685 and $4,354, respectively, or approximately 129% and 585% of equipment product revenues, respectively, compared to the product costs of revenues of $1,501 and $8,715, respectively, or approximately 305% and 198% of equipment product revenues, respectively, for the three and nine months ended September 30, 2001. The decrease in the cost of equipment product revenues as a percent of total equipment product revenues for the three months ended September 30, 2002, as compared to the three months ended September 30, 2001, was primarily the result of product mix and the cost of products associated with the $866 reduction to our contractual obligations related to equity financing in the three months ended September 30, 2001. In addition, we recorded $281 more in inventory provisions in the three months ended September 30, 2002 as compared to the three months ended September 30, 2001. The increase in the cost of equipment product revenues as a percent of total equipment product revenues for the nine months ended September 30, 2002, as compared to the nine months ended September 30, 2001, was primarily the result of differences in product mix, a reduced level of equipment revenues, and the magnitude, in relation to sales, of the inventory provisions recorded against the carrying amount of certain inventory products to adjust them to their net realizable value.

        For the three and nine months ended September 31, 2002, inventory adjustments were $170 and $1,601, respectively. For the three and nine months ended September 30, 2001, inventory adjustments were $451 and $1,307, respectively. Service fee costs of revenues for the three and nine months ended September 30, 2002, were $3,291 and $9,120, respectively, or approximately 87% and 86% of service fee revenues. Service fee costs of revenues were $2,686 and $6,657, respectively, or approximately 81% and 81% of service fee revenues for the three and nine months ended September 30, 2001. The increase in service fee cost of revenues of $605 and $2,463, respectively, for the three and nine months ended September 30, 2002 when compared to the same periods in 2001 is primarily attributable to increased consulting fees with TVGateway and the additional support costs relating to a larger subscriber base.

        Engineering and Development.    Engineering and development expenses primarily consist of the cost of design, programming, testing, documentation and support of our hardware, software and services. Engineering and development costs were $1,920 for the three months ended September 30, 2002, a decrease of approximately 39% when compared to $3,144 for the three months ended September 30, 2001. For the nine months ended September 30, 2002, engineering and development costs were $6,711, a decrease of approximately 37% when compared to $10,725 for the nine months ended September 30, 2001. This decrease in expenses is primarily attributable to declines in staffing over the last two years which result in a significant payroll cost reduction, a significant portion of which is the result of termination of all of the personnel of the former Digital Video Art, Inc. While we have reduced staff, we have reviewed and refined and streamlined our internal operating procedures and controls so that we are able to accomplish the tasks with less staff but with no sacrifice in control or support for our operations or our customers. Employee compensation costs declined for the three and nine months ended September 30, 2002 by $1,880 and $4,209, respectively, or 53% and 34%, respectively, when compared to the same periods in 2001. We believe that expenses will decline in 2003, as a result of the transition of staff and services to TVGateway as well as other staffing reductions made.

        Sales and Marketing.    Sales and marketing costs consist primarily of compensation, attendance at conferences and trade shows, travel costs necessary to cover a domestic and international customer market base, promotions and other marketing programs substantially related to initial trial installations and commercial deployments. For the three and nine months ended September 30, 2002 sales and marketing expenses were $561 and $2,069, respectively. This represents a decrease of approximately 62% and 65%, respectively, when compared to sales and marketing expenses of $1,481 and $5,869, respectively, for the three and nine months ended September 30, 2001. This decrease in expenses is primarily attributable to declines in staffing over the last two years, significant expense reductions beginning in 2001, and to operating efficiencies achieved under management's continuing efforts to monitor our company's growth and development and adjust expenditures appropriately. While we have reduced staff, we have reviewed and refined and streamlined our internal operating procedures and controls so that we are able to accomplish the tasks with less staff but with no sacrifice in control or support for our operations or our customers. These actions resulted in employee compensation costs declining in the three and nine months ended September 30, 2002 by $584 and $2,067, respectively, or 52% and 56%, respectively, when compared to the same periods in 2001. Advertising and marketing expenses also declined for the three and nine months ended September 30, 2002 by $304 and $1,273, respectively, or 76% and 65%, respectively, when compared to the same periods in 2001. We believe that expenses will decline in 2003, as a result of the transition of staff and services to TVGateway as well as other staffing reductions made.

        General and Administrative.    General and administrative expenses consist primarily of expenditures for administration, office and facility operations, finance and general management activities, including legal, accounting and other professional fees. General and administrative expenses were $680 and $2,038, respectively, for the three and nine months ended September 30, 2002, a decrease of approximately 68% and 67%, when compared to expenses of $2,156 and $6,132, for the same periods in 2001. This decrease in expenses is primarily attributable to declines in staffing over the last two years, significant expense reductions beginning in 2001, and to operating efficiencies achieved under management's continuing efforts to monitor our company's growth and development and adjust expenditures appropriately. While we have reduced staff, we have reviewed and refined and streamlined our internal operating procedures and controls so that we are able to accomplish the tasks with less staff but with no sacrifice in control or support for our operations or our customers. These actions resulted in employee compensation costs declining in the three and nine months ended September 30, 2002 by $509 and $1,422, respectively, or 40% and 39%, when compared to the same periods in 2001. Travel and facility expenses also declined for the three and nine months ended September 30, 2002 by $95 and $2,445, respectively, or 15% and 56%, when compared to the same periods in 2001.

        We expect that general and administrative expense may increase in future quarters as we respond to changes in reporting requirements as a public company and make efforts to maintain our listing on Nasdaq. This may require us to hire additional personnel and utilize additional outside legal, accounting and advisory services.

        We recently announced multiple actions that we believe will further reduce operating expenses and increase operating efficiencies. These actions include a reduction in work force as well as the implementation of an agreement with TVGateway, LLC to transfer to TVGateway certain of our employees and functions that we are currently providing for TVGateway. This transfer will permit TVGateway to directly absorb the costs and expenses for the transferred employees and functions and will allow our employees to more directly focus upon the priorities of our products and services. When and as implemented, we will be negatively impacted in that we will no longer earn a profit from providing these services and potentially there will be some overhead that cannot be reduced or otherwise allocated and that was previously passed on to TVGateway. The impact on our business and opportunities will, however, be determined by the speed and magnitude of the completed transfer. Given that this service revenue has been a significant component of our aggregate revenues, an accelerated and/or significant transfer could materially reduce our revenue. Through the associated reduction in the expenses for providing these services, the improvement in operating efficiencies which should be achieved by a focus on our core products, and other actions being taken by us, such as the recent reduction in force, we believe we will be able to minimize the impact of this transfer on our cash utilization and earnings.

        Goodwill Impairment.    During the second quarter of 2002, in an effort to cut costs and achieve operational efficiencies, we commenced the termination of all personnel of the former Digital Video Art, Inc. an engineering development services company with expertise in digital television and three dimensional graphics. In conjunction with this action, it was determined that the carrying amount of our remaining goodwill, originally recorded with our acquisition of DVA, exceeded its fair value. As such, we measured the impairment loss by the amount the carrying value exceeded the implied fair value of the goodwill. The amount of the non-cash impairment loss was $3,006. The fair value of goodwill was estimated using the expected present value of future cash flows. This measurement is in accordance with SFAS No. 142.

        Interest and Other Income and Interest Expense.    Interest and other income and interest expense consist of interest earned on cash and cash equivalents and short-term investments, and interest expense on equipment financing and short-term debt. Interest and other income decreased from $171 for the three months ended September 30, 2001 to $35 for the three months ended September 30, 2002, and decreased from $924 for the nine months ended September 30, 2001 to $140 for the nine months ended September 30, 2002, primarily due to declining average cash balances and to declining interest rates. During the three and nine months ended September 30, 2001, we earned interest on average cash balances of approximately $21,753 and $31,101, respectively, and incurred interest expense related to our $1,100 equipment financing facility. In comparison, during the three and nine months ended September 30, 2002 we earned interest on average cash balances of approximately $6,696 and $9,554, respectively, and incurred interest expense related to our insurance financing.

        Income Taxes.    We have incurred net operating losses since inception and accordingly have no income taxes and have not recorded any income tax benefit for those losses.

Comparison of Years Ended December 31, 2001 and 2000

Revenues

        Revenues decreased from $19,241 for the year ended December 31, 2000 to $16,847 for the year ended December 31, 2001. Substantially all revenues are attributable to (1) the commercial deployments of our interactive television products and services and cable subscribers subscribing to these services and administrative and (2) consulting fees with TVGateway, an unconsolidated entity, as of December 31, 2001. A substantial portion of the revenue decrease is attributable to approximately $6,824 in shipments of equipment to certain TVGateway partners in 2000 to support the newly introduced TVGateway interactive program guide.

        Service fee revenues increased by $4,987 in 2001 to $11,340 from a total $6,353 in 2000. This increase in revenues was primarily attributable to revenues from administrative and consulting fees with TVGateway of $5,344 in 2000 increasing to $10,045 in 2001, pursuant to the TVGateway management agreement described in Note 11 to our financial statements. Our equipment product revenues declined in 2001 by $7,381, primarily reflecting the absence of shipments to the TVGateway partners noted above and the slowdown in ITV deployments within the U.S. cable marketplace. At December 31, 2000, we had deployed our services in 28 cable systems and had agreements to deploy an additional 17 cable systems with approximately 114,000 Revenue Generating Units from deployed systems. As of December 31, 2001, we had deployed our services in 61 cable systems with approximately 472,000 Revenue Generating Units. For the year ended December 31, 2001, there were revenues of $5,507 derived from the delivery of headends, keyboards, and related equipment products, and $1,184 attributable to subscriber fees and advertising fees. For the year ended December 31, 2000, revenues of $12,888 were derived from the delivery of headends, keyboards, and related equipment products and $539 attributable to subscriber fee and advertising revenues.

Costs and Expenses

        Cost of Revenues.    Cost of equipment product revenues consists primarily of (1) equipment product costs related to initial trials and commercial deployments and (2) service fee revenue costs, related primarily to the provision of engineering and administrative services. Costs of equipment product revenues for the year ended December 31, 2001 were $8,770, or approximately 159% of equipment product revenues, compared to the product costs of revenues of $20,314, or approximately 158%, of equipment product revenues for the year ended December 31, 2000. Service fee costs of revenues for the year ended December 31, 2001 were $10,343, or approximately 91% of service fee revenues. Service fee costs of revenues for the year ended December 31, 2000 were $4,849, or 76% of total service fee revenues. The increase in service fee cost of revenues of $5,494 for the year ended December 31, 2001 when compared to 2000 is attributable to increased revenues from consulting fees with TVGateway and additional subscriber fees.

        Engineering and Development.    Engineering and development expenses primarily consist of the cost of design, programming, testing, documentation and support of our hardware, software and services. Engineering and development costs were $12,894 for the year ended December 31, 2001, a decrease of approximately 41% when compared to $21,734 for the year ended December 31, 2000. This decrease in expenses is primarily attributable to:

  •
  significant expense reductions beginning in the second quarter of 2001;
  •
  activities supporting the TVGateway joint venture for which reimbursement is received; and
  •
  operating efficiencies achieved under management's continuing efforts to monitor our growth and development and adjust expenditures appropriately.

These actions resulted in employee compensation costs declining by $1,672, or 15%, in 2001 when compared to 2000. Other operating expenses, net of the contingent consideration expensed in 2000 of

$4,174 related to our acquisition of Digital Video Art, Inc. (see Note 12 to our financial statements), declined by $2,995, or 53%, in 2001 when compared to 2000. This decline consisted primarily of decreases in engineering and product development expenditures of $2,910.

        Sales and Marketing.    Sales and marketing costs consist primarily of compensation, attendance at conferences and trade shows, travel costs necessary to cover a domestic and international customer market base, promotions and other marketing programs substantially related to initial trial installations and commercial deployments. For the year ended December 31, 2001 sales and marketing expenses were $6,770. This represents a decrease of approximately 47% when compared to sales and marketing expenses of $12,779 for the year ended December 31, 2000. This decrease in expenses is primarily attributable to significant expense reductions beginning in the second quarter of 2001, (1) activities supporting the TVGateway joint venture for which reimbursement is received, and (2) to operating efficiencies achieved under management's continuing efforts to monitor our growth and development and adjust expenditures appropriately. These actions resulted in employee compensation costs declining by $1,149, or 21%, in 2001 when compared to 2000. Other operating expenses declined by $4,861, or 63%, in 2001 when compared to 2000. This decline consisted primarily of decreases in advertising and marketing expenses of $2,209 and trade show expenditures of $1,076.

        General and Administrative.    General and administrative expenses consist primarily of expenditures for administration, office and facility operations, finance and general management activities, including legal, accounting and other professional fees. General and administrative expenses were $7,629 for the year ended December 31, 2001, a decrease of approximately 27% when compared to expenses of $10,507 for 2000. This decrease in expenses is primarily attributable to significant expense reductions beginning in the second quarter of 2001, activities supporting the TVGateway joint venture for which reimbursement is received, and to operating efficiencies achieved under management's continuing efforts to monitor our growth and development and adjust expenditures appropriately. These actions resulted in employee compensation costs declining by $220, or 11%, in 2001 when compared to 2000. Other operating expenses declined by $4,488, or 54%, in 2001 when compared to 2000. This decline consisted primarily of decreases in facility costs of $2,376 and professional fees and travel expenses of $1,620.

        Interest and Other Income and Interest Expense.    Interest and other income and interest expense consist of interest earned on cash and cash equivalents and short-term investments, and interest expense on equipment financing and short-term debt. Interest and other income decreased from $3,562 for the year ended December 31, 2000 to $1,027 for the year ended December 31, 2001, primarily due to declining average cash balances and to declining interest rates. During the year ended December 31, 2000, we earned interest on average cash balances of approximately $57,755 and incurred interest expense related to our equipment financing facility in the amount of $30. In comparison, for the year ended December 31, 2001 we earned interest on average cash balances of approximately $27,498 and incurred interest expense related to our equipment financing facility in the amount of $5.

        Income Taxes.    We have incurred net operating losses since inception and accordingly have no income taxes due and have not recorded any income tax benefit for those losses.

Comparison of Years Ended December 31, 2000 and 1999

Revenues

        Revenues increased from $5,594 for the year ended December 31, 1999 to $19,241 for the year ended December 31, 2000. Seventy percent of all revenues were attributable to the commercial deployments of our interactive television products and services and cable subscribers subscribing to these services as of December 31, 2000. At December 31, 1999, we had deployed our services in 14 deployed cable systems and approximately 15,000 participating cable customers, representing 15,000 RGUs, subscribing to our interactive products. At December 31, 2000, we had deployed our services in

28 deployed cable systems, with approximately 104,000 cable customers, representing 114,000 RGUs, subscribing to our interactive TV products. Thirty percent of all revenues in 2000 were attributable to administrative and consulting fees with TVGateway, an unconsolidated entity.

Costs and Expenses

        Cost of Revenues.    Cost of revenues consists primarily of product costs, related to initial trials, commercial deployments and WorldGate modules to be incorporated into set-top boxes, and consulting revenue costs, related primarily to TVGateway revenues for engineering and administration services we incurred. Product costs of revenues for the years ended December 31, 2000 and 1999 were $20,314 and $15,593, respectively, or approximately 151% and 279%, respectively, of product revenues. Consulting cost of revenues for the year ended December 31, 2000 were $4,849, or approximately 85% of consulting revenues. There were no consulting revenues or cost of revenues in 1999. The reduction in the product cost of revenues as a percent of revenues is primarily attributable to our reduction of unit costs and the reduced requirement for the WorldGate modules to be incorporated into set-top box deliveries.

        Engineering and Development.    Engineering and development expenses primarily consist of compensation of employees, cost of design and programming, testing, documentation and support of our hardware, software and services. Engineering and development costs were $21,734 and $12,440, respectively, for the years ended December 31, 2000 and 1999. Staff increases accounted for approximately $2,400 of this increase along with $7,300 of costs incurred in 2000 relating to our acquisition of Digital Video Art, Inc. on April 28, 2000 and its operations from that date. Digital Video Art, Inc. is an engineering development firm in Campbell, California.

        Sales and Marketing.    Sales and marketing costs consist primarily of compensation, attendance at conferences and trade shows, travel costs necessary to support our domestic and international customer market base, promotions and other marketing programs substantially related to initial trial installations and commercial deployments. For the years ended December 31, 2000 and 1999, sales and marketing expenses were $12,779 and $8,719. The increase of approximately 47% was primarily the result of additional trade show costs of approximately $500 and increases in staff, travel and marketing and promotional expenditures of approximately $3,300 for our growth in system deployment.

        General and Administrative.    General and administrative expenses consist primarily of expenditures for administration, office and facility operations, finance and general management activities, including legal, accounting and other professional fees. General and administrative expenses were $10,507 and $6,270, respectively, for the years ended December 31, 2000 and 1999. This increase of approximately 68% was primarily due to $396 of additional deferred compensation expense related to options previously granted, and $2,300 of additional legal, consulting, travel, facility and insurance costs incurred during the year ended December 31, 2000. Additionally, we recorded an increase in our reserve for doubtful accounts receivable of $1,300 for the year ended December 31, 2000.

        Interest and Other Income and Interest Expense.    Interest and other income and interest expense consist of interest earned on cash and cash equivalents and short-term investments, and interest expense on equipment financing and short-term debt. Interest and other income increased from $3,319 for the year ended December 31, 1999, to $3,562 for the year ended December 31, 2000. During 1999 we earned interest on an average cash balance of approximately $54,000, primarily as a result of the net proceeds received of $111,192 from our initial public offering in April 1999, and incurred interest expense related to our $6,000 financing and $1,100 equipment financing facility. In comparison, during the year ended December 31, 2000, we earned interest on an average cash balance of $57,755, primarily from the net proceeds received from our IPO and the proceeds of $24,530 from the sale of our common stock in July 2000.

        Income Taxes.    We have incurred net operating losses since inception and accordingly had no income taxes due and have not recorded any income tax benefit for those losses.

Liquidity and Capital Resources

        As of September 30, 2002, our primary source of liquidity consisted of cash and cash equivalents and short-term investments that are highly liquid, are of high quality investment grade and have maturities of less than one year.

        At September 30, 2002, we had cash and cash equivalents of $1,472 (in addition to $4,463 in short-term investments) as compared to cash and cash equivalents of $3,356 (in addition to $11,257 in short-term investments) at December 31, 2001. Net cash used in operations was $23,996 for the year ended December 31, 2001 and $8,827 for the nine months ended September 30, 2002, as compared to $42,315 and $19,467 used for the same period in 2000 and 2001. The decrease in net cash used for operations was primarily attributable to our decrease in expenditures in 2001 and 2002, including our reduction in workforce programs and our significant expense reduction program, and accounts receivable and inventory reductions, partially offset by accruals that were paid in the year and other changes in working capital during the third quarter. During 2002, we increased our Allowance for Doubtful Accounts by approximately $402 to reflect our current assessment of the collectibility of certain receivables primarily Latin and South American. We have instituted tighter credit procedures to minimize our collection exposure with particular emphasis on international customers.

        Cash provided by investing activities during the year ended December 31, 2001 and the nine months ended September 30, 2002 totaled $12,416 and $6,732, respectively, compared to $36,813 and $12,385 during the same period in 2000 and the nine months ended September 2001. During the year ended December 31, 2001 and the nine months ended September 30, 2002, we utilized the net proceeds from our maturing short-term investments of $14,833 and $6,794, respectively, compared to $40,324 and $15,728 for the year ended December 31, 2000 and the nine months ended September 30, 2001. Capital expenditures were $1,451 and $2,324 for the years ended December 31, 2001 and 2000, respectively, and $62 and $1,144 for the nine months ended September 30, 2002 and 2001, respectively. During the years ended December 31, 2001 and 2000, and during the nine months ended September 30, 2002, we invested $1,000, $1,250, and $0, respectively, in TVGateway, an unconsolidated entity.

        Net cash (used in) provided by financing activities was ($5,479) for the year ended December 31, 2001 and $211 for the nine months ended September 30, 2002 compared to cash provided in the amount of $24,095 from financing activities for the year ended December 31, 2000 and $(4,261) for cash used in financing activities for the nine months ended September 30, 2001. The increase in net cash used in financing activities in 2001 was primarily due to the settlement in 2001 of acquisition consideration due to the shareholders of Digital Video Art, Inc., the company we acquired in April 2000 (See Note 12 to our financial statements). The net cash provided by financing activities in 2000 was primarily from the sale of our common stock in July 2000.

        We have the following long term financing and lease obligations as of December 31, 2001:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	Obligations Due by Period (in thousands)
Notes payable	$1	$1	—	—	—
Operating leases	7,161	953	2,781	1,943	1,484
Contractual obligation related to equity financing	4,167	4,167	—	—	—

Total contractual obligations	$11,329	$5,121	$2,781	$1,943	$1,484

        To date, we have funded operations primarily through private sales of equity securities and through an initial public offering of common stock in April 1999. At September 30, 2002, we had cash, cash equivalents, and short-term investments of $5,935. The operating cash usage during the fourth quarter ending December 31, 2001 and the nine months ended September 30, 2002 was $4,529 and $8,827, respectively. In late 2000, April and October 2001, and May 2002, we implemented an organizational restructuring, staff reduction programs and other measures to reduce cash usage and manage inventory.

        In October 2002, we announced multiple actions which we believe will further reduce operating expenses and increase operating efficiencies. These actions include a reduction in work force as well as the implementation of an agreement with TVGateway to transfer to TVGateway certain of our employees and functions that we currently are providing for TVGateway. The details of the transfer are still being finalized by our company and TVGateway. When and as implemented, the planned transition of services removes both our obligation to provide the service as well as TVGateway's obligation to pay us for rendering the service. The expense of providing the service will be directly absorbed by TVGateway. Thus, although our revenue attributable to the transitioned service is reduced, so is the corresponding expense of providing the service. As such, we will be negatively impacted in that we will no longer earn a profit from providing these services and potentially there will be some overhead that cannot be reduced or otherwise allocated and that was previously passed on to TVGateway. Based on our current operating budget and cash flow projections for 2002 and 2003, we believe that we have sufficient cash and short-term investments to fund our operations into the third quarter of 2003. However, we may need to raise additional financing to continue to follow our business plan. If we are unable to secure additional financing, we may not have sufficient cash to fund our operations and may have to suspend our business activities and seek the protection of the bankruptcy courts.

        We have virtually no outstanding debt and our assets are not pledged as collateral. We continue to evaluate possibilities to obtain additional financing through public or private equity offerings, bank debt financing, asset securitizations or from other sources. Such additional financing would be subject to the risk of availability, may be dilutive to our shareholders, or could impose restrictions on operating activities. There can be no assurance that this additional financing will be available on terms acceptable to us, if at all.

        In turn, the funding of TVGateway is heavily dependent upon capital contributions made from the four cable operators who are joint venture members. Our share of TVGateway losses to date have exceeded our investment, however given that the we do not contemplate any additional investment in TVGateway, nor is there any requirement for WorldGate to invest further in TVGateway, we do not foresee any additional losses to our company as a result of growing TVGateway losses. If the other members of the TVGateway joint venture decide not to continue to fund the joint venture because of the joint venture's losses, TVGateway may need to suspend its business activities. If TVGateway's business terminates, we will lose licensing revenues associated with TVGateway which were approximately $138 in 2002 and any service revenues remaining from our management agreement with TVGateway. TVGateway continues to develop the guide products and it is envisioned that the partner MSOs will deploy the product. However, it is unclear as to when this might happen and the level of deployment the MSOs will commit to TVGateway. It should also be understood that the cable operators continue to use competitive guide products and there is no certainty that they will convert some of these competitive products to TVGateway. TVGateway is fully dependent on funding from its MSO owners and to the extent one or more of the partners decides not to provide additional funding this could impact on the viability of TVGateway.

        During the second quarter of 2002, Adelphia Communications Corporation, one of the cable operator joint venture partners filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. As such, this may affect Adelphia's ability to participate in future additional capital contributions to the joint venture. The joint venture partners are not obligated to increase their relative funding contributions to cover any deficit created by the lack of participation by Adelphia. Rather, if a joint venture partner elects not to contribute to a capital call, such partner's equity interest is diluted and either less capital is raised or the other joint venture partners may elect to increase their capital contribution to make up the deficit. TVGateway is heavily dependent upon capital contributions from its members, thus Adelphia's inability to contribute to the joint venture may affect the joint venture's ability to continue to operate. Please see footnote 11 to the Notes to the Consolidated Financial Statements for the year ended December 31, 2001 and footnote 7 to the Notes to Condensed Financial Statements for the quarter ended September 30, 2002.

Recent Accounting Pronouncements

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires, among other things, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. SFAS 143 will be adopted by us commencing January 1, 2003 and is not expected to have a significant impact on our financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 will be adopted by our company for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of FAS 146 to have a material impact on our financial position, results of operations and cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Interest Rate Risk.    Our exposure to market risk related to changes in interest rates relates primarily to our investment portfolio. We invest in instruments that meet high credit quality standards, and we limit the amount of credit exposure with respect to any one issue, issuer and type of investment.

        As of September 30, 2002 and December 31, 2001, our cash and cash equivalents and short-term investments were $5,935 and $14,613, respectively most of which were debt securities having a maturity of less than one year. Due to the average maturity and conservative nature of our investment portfolio, management believes a sudden change in interest rates would not have a material effect on the value of the portfolio. Management estimates that had the average yield of our investments decreased by 100 basis points, our interest income for the nine months ended September 30, 2002 and the year ended December 31, 2001 would have decreased by approximately $77 and $227, respectively. This estimate assumes that the decrease occurred on the first day of 2002 for the nine months ended September 30, 2002 and the first day of 2001 for the year ended December 31, 2001 and reduced the yield of each investment instrument by 100 basis points. The impact on our future interest income of future changes in investment yields will depend largely on our total investments.

        Foreign Currency Exchange Risk.    Although we transact business in various foreign countries, the principal portion of our business is in the United States and substantially all of our revenues and costs to date have been denominated in U.S. dollars. As a result, we do not expect that adverse movements in foreign currency exchange rates would have a material adverse effect on us.

BUSINESS

        We are a leading provider of interactive television entertainment products and services to the cable television industry. Interactive television, or ITV, is a rapidly growing cable industry sector, focusing on deployment of services and applications that allow television viewers of interactive programs, advertisements and other content to interact with the content to get additional information, engage in transactions or customize the content. We offer our customers, the cable operators, a wide array of ITV applications and related services and products.

        We believe that we are unique in that we can offer cable operators a wide variety of ITV solutions tailored to their needs. Our business strategy is designed to take advantage of our distinctive position. ITV has several components. First, cable operators must create the infrastructure to deploy ITV applications. We design, assemble, install and maintain the equipment and computer software, or systems, necessary to provide these ITV applications. Second, cable operators must have the flexibility to provide concurrently multiple ITV applications, including applications such as interactive program guides, or IPGs, Internet over television services, video on demand and enhanced television, or eTV, products. We provide a platform, called middleware, that works in combination with the set-top boxes currently used by cable operators for television programming to provide these ITV applications. Our middleware is designed as an "open standards" platform, which means it will work with a wide variety of applications, including many of the third party applications that are in existence today. Third, in addition to our systems and middleware products, we license a variety of our own ITV applications to our cable operator customers. Finally, our cable operator customers must ensure that the various systems, middleware and applications which they are using are compatible and have the required interoperability such that they do not adversely impact each other. We provide development, integration, testing, certification, training and other support services to help our customers to deploy and maintain their various systems, middleware and applications. This comprehensive approach to providing ITV solutions to our customers distinguishes us from many of our competitors, particularly those that merely license technology without providing the full array of support services that we provide.

        Once our cable operator customers have the necessary systems, middleware and applications installed and deployed, we may receive revenue from advertising and television commerce, or e-commerce, in addition to any licensing fees we receive for the use of our technologies. For example, our interactive television service, the WorldGateSM ITV Service, contains advertisements for which we can receive revenues. Our products and services also provide cable subscribers with opportunities to execute transactions via their television sets, for which we can also receive revenues. We partner with, and share these revenues with, our content providers and cable operator customers, which helps ensure that our subscribers have a wide variety of viewer-friendly content when using our service. In addition, we may provide aggregation and packaging services to our cable operator customers for the interactive information and other content that may be offered through their ITV applications. This content may include news, sports, weather, business and entertainment data feeds as well as other types of content. Finally, we provide a full range of aggregating and reporting functions to help our cable operator customers and content providers manage their interactive offerings.

        Furthermore, we are the manager and a partial owner of TVGateway, LLC, a joint venture between us and affiliates of four of the six largest MSOs in the U.S. This joint venture was formed during 2000 to provide cable operators with interactive applications for their digital products, including an IPG. We receive licensing fees from TVGateway for the use of our proprietary technology in their IPG service, the TVGatewaySM Service, and we receive management fees for providing certain administrative and consulting services to the joint venture.

Products and Services

        We have tailored our business strategy around the diverse variety of services and products described above. Specifically, the core products and services that we have developed and/or are deploying include:

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  WorldGateSM ITV Service.    Developed as our flagship product and now enhanced by a full range of other offerings, the WorldGateSM ITV Service is the focus of our business strategy. The WorldGateSM ITV Service provides a variety of ITV applications to our cable operator customers. The WorldGateSM ITV Service operates on both already existing cable set-top boxes, and on more advanced, next-generation set-top boxes. The WorldGateSM ITV Service works as an application on our CableWareSM middleware, and on PowerTV middleware, and is integrated with the TVGateway and TV Guide IPGs. The WorldGateSM ITV Service includes enhanced television applications including broadcast data services, Internet access, news headlines, sports scores, stock quotes, shopping links, e-mail and chat, among others. In addition, the service interfaces with other applications including video on demand, or VOD, and a variety of IPGs and t-commerce features.

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  CableWareSM.    CableWareSM is a middleware product that allows multiple ITV applications to run simultaneously on a television set-top box. CableWareSM is based upon our patented "Ultra-Thin ClientSM" technology, which uses existing cable television architecture to deploy a centralized interactive system. "Ultra-Thin ClientSM" enables us to install, maintain and upgrade our hardware at the cable operator's plant, also called a headend. Because most of our technology is located at the headend, cable subscribers are able to use the currently deployed generation of low cost set-top boxes with limited memory and processing resources to offer ITV applications. This significantly reduces the cost of deploying ITV applications. In addition, our Ultra-Thin ClientSM architecture permits upgrades to be made either at the headend or through software downloads to the set-top boxes. This minimizes the need to repair or upgrade these boxes. We are strengthening our focus on our thin-client technology and related services. We intend to build upon the maturity of this real-time interactive TV technology to continue our sales, marketing and support of key interactive TV applications and services that have proven to be important additions to digital cable. We have introduced the Go!TV line of applications and services which provide in-depth ITV content, games and entertainment. We believe that the by concentrating more of our resources on Go!TV, we will further enhance our one-way and two-way platform with more value-added applications and services.

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  Channel HyperLinkingSM.    Channel HyperLinkingSM is our patented ITV application that allows cable subscribers to link instantly between television programming and advertising and related Internet or other content. This powerful feature supplements the WorldGateSM ITV Service and the TVGatewaySM Service and has a variety of revenue producing uses for cable operators, broadcasters and advertisers and provides a valuable tool for viewers, who can flip back and forth almost instantly between watching television and enjoying the benefits of interactive TV.

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  Services.    We provide a comprehensive set of services to support our interactive TV technology, matching our services with the needs of our cable operator customers. We package a variety of support services that include the necessary assistance required to install, launch, and maintain an interactive cable system. Other additional support programs are specifically designed to assist partners in developing applications and content. Our services provided include technical support, monitoring and reporting, customizing content, and training.

Our Relationship with TVGateway, LLC

        We are the manager and a partial owner of TVGateway, LLC, a joint venture between us and affiliates of four of the six largest MSOs in the U.S. This joint venture was formed during 2000 to provide cable operators with interactive applications for their digital products, including an interactive program guide, or IPG. In 2001 and the first nine months of 2002, approximately 60% and 83%, respectively, of our revenues was attributable to consulting fees from TVGateway pursuant to a management agreement between TVGateway and us.

        Along with Comcast Cable Communications, Inc., Charter Communications Holding Company, LLC, CoxCom, Inc. and Adelphia Communications Corporation, we each own an approximately equivalent membership interest in TVGateway, LLC. Our membership interest could be diluted, however, if TVGateway, LLC issues additional membership interests because each of the members are generally entitled to equal (as opposed to pro rata) participation rights any time TVGateway, LLC issues additional membership interests prior to July 24, 2004. Our partners also have an opportunity to increase their ownership interest in TVGateway, LLC by deploying TVGateway, LLC's services to a large number of cable subscribers.

        The business and affairs of TVGateway, LLC are managed by its board of directors. The board of directors consists of five members, with each member entitled to appoint one director.

        We act as manager of TVGateway, LLC pursuant to a management agreement between TVGateway, LLC and our company. As manager, we supervise, manage and conduct the day-to-day affairs of TVGateway, LLC's business. We are not, however, permitted to take action on behalf of TVGateway, LLC outside the ordinary course of business without receiving the prior consent of TVGateway, LLC. The TVGateway joint venture is focused on developing and marketing the interactive program guide product and accordingly all of the services we provide to the joint venture are related to the interactive program guide product. The services we provide through the management agreement include: (a) engineering services, including product design, development, testing and quality control; (b) support services, including installation, localization (i.e., matching the channel line-ups to the national data feeds), monitoring, maintenance, and serving the guide data to the local cable headends; and (c) administrative services, including finance, legal, human resources and management. The cost for providing the services required by the joint venture plus a fixed mark-up on these costs are invoiced to, and paid by TVGateway. The payments are recognized as revenue and the costs (i.e., not including the mark-up) are recognized as costs of goods sold.

        The current term of our management agreement is until December 31, 2003. However, the management agreement also contained a provision providing for our company and TVGateway to cooperate to transition to TVGateway support services being provided by us and/or the employees providing these services. We are also required to remain available to provide support services until July 24, 2005. Our company and TVGateway have agreed to commence the transition of services to TVGateway. In addition, the parties have agreed that the management agreement shall be of no further force and effect with respect to the services that are transferred as of the completion of the specific transfers. Our business and operations may be negatively impacted by the transition of services because we will no longer earn any profits for providing these services and potentially there will be some overhead that cannot be reduced or otherwise allocated and that was previously passed on to TVGateway. If all of the services provided by our company under the TVGateway management agreement are transitioned to TVGateway, we estimate that our annual revenues could decrease up to $11.7 million (the revenue from administrative and consulting fees associated with TVGateway in 2002) and our annual income could decline by up to $1.1 million, the amount of income from administrative and consulting fees associated with TVGateway in 2002. However, even if all such services are transferred, we will continue to receive licensing fees from TVGateway which were approximately $.1 million for 2002. The actual impact on our business and operations will, however, be determined by the speed and magnitude of the completed transfer. Since service revenue from the TVGateway management agreement has been a significant component of our aggregate revenues, an accelerated and/or significant transfer could materially reduce our revenue and adversely impact our business prospects.

        We also provide our company's product technology to TVGateway, LLC through a service and license agreement between TVGateway, LLC and our company. The product technology we provide includes our Channel HyperLinkingSM Technology and CableWareSM technology.

        As compensation for providing our product technology to TVGateway, LLC, we receive licensing fees based on the number of cable subscribers receiving our products. TVGateway, LLC may terminate the service and licensing agreement upon 6 months prior written notice to us.

Deployments

        As of September 30, 2002, our products and services were deployed to approximately 600,224 revenue generating units, or RGUs, on more than 66 cable systems in over 12 countries around the world. RGUs represent unique revenue generating opportunities for us, possibly from the same subscriber. For example a subscriber who utilizes both our WorldGateSM ITV Service and the TVGatewaySM Service would represent two RGUs, reflecting the two revenue streams that we receive from the cable operator for that subscriber.

        Among the cable operator customers who have deployed or agreed to deploy our services are affiliates of five of the six largest MSOs in the U.S., including AT&T Broadband, Comcast Cable Communications, Inc., Charter Communications Holding Company, LLC, CoxCom, Inc. and Adelphia Communications Corporation.

        Domestically, we added significant deployments to our list in 2001 and early 2002, including a deployment with AT&T Broadband in Tacoma, Washington, Astound Broadband in Minnesota and other US deployments. Internationally, our business strategy continues to include a significant commitment to deploy our services to cable operators around the world. To that end, in 2001 and early 2002 we have added deployments, or have obtained agreements to deploy, with:

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  Retecal Cable, Spain;

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  Digital Latin America;

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  Cogeco Cable, Canada;

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  GigaCable, S.A., Argentina;

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  TV Cable, S.A., Colombia; and

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  Liberty Cablevision, Puerto Rico.

Services and Support

        In addition to the various products we offer our customers, the following is a description of the full suite of services and support we also provide as an important complement to these products:

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  Customer Support Representatives (CSRs).    Our technical support team has in-depth experience with all of our products and a high degree of expertise with the set-top boxes manufactured by Motorola and Scientific Atlanta, the most utilized boxes in the industry. They can answer technical questions for our deployed systems, including questions involving network interfaces, system hardware and software operation. Our CSRs use state-of-the-art technology as well as leading customer service management tools to track customer questions and problems. Reported issues generate a ticket number, which is tracked and escalated according to the situation's severity and priority. Our data shows that the majority of these issues are resolved by our CSRs. Our CSRs have been integrated with many of our cable operator customer call centers to respond seamlessly to issues and to provide effective problem resolutions.

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  Network Operations Center (NOC).    Our Network Operations Center, or NOC, monitors and troubleshoots cable systems where our products are deployed. Our NOC contains network monitoring and system management applications that proactively monitor our installed and deployed systems. The NOC staff of network, systems, and software engineers supports our cable operator customers 24 hours a day, 7 days a week in troubleshooting issues escalated through the CSR center, upgrading software remotely, and performing routine maintenance to ensure optimal system performance. We collect this data using several different processes, which are based on industry standards, with procedures in place to ensure the privacy of cable subscribers utilizing our service. Our servers are off-the-shelf units incorporating the latest redundancy techniques, including dual power supplies and hot swappable subsystems (that is, live subsystems that can immediately replace problem subsystems if required). We have tools that monitor our internal servers, our vendor feeds, our local servers at the cable head-end, and our backup systems. With our NOC capabilities, most issues can be identified and resolved before service is interrupted. When the NOC monitoring system detects a problem, it automatically activates alarms, e-mails, and personal pagers as appropriate.

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  Field Operations and Deployment.    Our staff of experienced project managers, field engineers, and technicians allows us to launch our products and support our customers on an ongoing basis. Our project managers develop the framework for project communications, contractual obligations and deliverables. They identify critical needs, define responsibilities, establish controls, and manage schedules. Project managers also keep customers informed with reports including Project Planning, Status, Change Management, and Problem Resolution. The maintenance and installation engineers are responsible for installing systems. Before installation, our engineers test sites to determine if the site meets our equipment requirements. The engineers document complex channel mapping issues, environmental, and radio frequency connectivity requirements; they present their report to our cable operator customers and our personnel. The system configuration is recorded, maintained, and verified prior to delivery and installation. The project manager can then coordinate the installation and test procedures to confirm the system works as designed.

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  Content Customization.    We offer a suite of professional services to assist customers in building a user interface design, aggregating content, or integrating other ITV applications. Customers may move beyond our core product by designing a custom interface and content. Working with a WorldGate Account Development Representative, partners can customize their user experience by hand picking the design and content to be included on each site. We will work with specified content partners or will independently provide those resources. Our creative services department can design a user interface from "scratch," or can work with a preferred agency to apply the customer's brand and colors to the custom ITV product.

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  Training.    Our training department offers a variety of training classes developed for cable operator personnel ranging from CSRs to headend technicians. The design of the training can be geared from basic to advanced levels. The training department provides flexible options for a variety of standard and customized courses on the WorldGateSM Interactive Service. Our trainers develop and maintain training modules for customer support representatives, headend technicians, field installers, content developers, and Pay-Per-View schedulers.

WorldGate Business Model

        We derive revenue from cable operators, e-commerce merchants and advertisers and from management and service fees. We expect to enhance these revenue opportunities by implementing the strategies described below.

        Revenue Derived from TVGateway Joint Venture.    We provide headend equipment for the TVGateway joint venture and receive licensing and management fees for providing certain technology, development, support, sales, administrative and consulting services to the venture on behalf of its partners. In 2001 and the first nine months of 2002, approximately 60% and 83%, respectively, of our revenue was attributable to administrative and consulting fees from TVGateway pursuant to a management agreement between TVGateway and us. The TVGateway joint venture is focused on developing and marketing the interactive program guide product and accordingly all of the services we provide to the joint venture are related to the interactive program guide product. The services we provide through the management agreement include: (a) engineering services, including product design, development, testing and quality control; (b) support services, including installation, localization (i.e., matching the channel line-ups to the national data feeds), monitoring, maintenance, and serving the guide data to the local cable headends; and (c) administrative services, including finance, legal, human resources and management. The cost for providing the services required by the joint venture plus a fixed mark-up on these costs are invoiced to, and paid by TVGateway. The payments are recognized as revenue and the costs (i.e., not including the mark-up) are recognized as costs of goods sold.

        The current term of our management agreement is until December 31, 2003. However, the management agreement also contained a provision providing for our company and TVGateway to cooperate to transition to TVGateway support services being provided by us and/or the employees providing these services. We are also required to remain available to provide support services until July 24, 2005. Our company and TVGateway have agreed to commence the transition of services to TVGateway. In addition, the parties have agreed that the management agreement shall be of no further force and effect with respect to the services that are transferred as of the completion of the specific transfers. Our business and operations may be negatively impacted by the transition of services because we will no longer earn any profits for providing these services and potentially there will be some overhead that cannot be reduced or otherwise allocated and that was previously passed on to TVGateway. If all of the services provided by our company under the TVGateway management agreement are transitioned to TVGateway, we estimate that our annual revenues could decrease up to $11.7 million (the revenue from administrative and consulting fees associated with TVGateway in 2002) and our annual income could decline by up to $1.1 million, the amount of income from administrative and consulting fees associated with TVGateway in 2002. However, even if all such services are transferred, we will continue to receive licensing fees from TVGateway which were approximately $.1 million for 2002. The actual impact on our business and operations will, however, be determined by the speed and magnitude of the completed transfer. Since service revenue from the TVGateway management agreement has been a significant component of our aggregate revenues, an accelerated and/or significant transfer could materially reduce our revenue and adversely impact our business prospects.

        Revenue Derived from Cable Operators.    In most instances, we sell our headend server equipment used at the center of a cable television system and wireless keyboards to cable operators and derive the associated revenues. We also license the software for our various ITV products, including CableWareSM and the WorldGateSM ITV Service, to cable operators for a monthly subscriber fee. Generally, we receive monthly fees from the cable operators based on the total number of subscribers to our services. Our cable operator customers can either offer our ITV products to their subscribers as a premium service, requiring subscribers to pay a separate monthly fee for the ITV products, or as a part of a package of services in which the subscriber pays a monthly fee for the entire package.

        Revenue Derived from E-commerce and T-commerce Merchants.    We have negotiated agreements with companies in the business of selling products and services online and via ITV through which they pay for the opportunity to promote their business through our various ITV products by either sharing a portion of the revenues they are paid or by paying a fixed fee per transaction. Although such revenues are currently not significant, we intend to make access to online shopping opportunities both simple and convenient for our subscribers so that we can participate in the rapid growth forecasted for electronic and television commerce.

        Revenue Derived from Advertisers.    We offer space on the various menu pages for advertising and other promotions. When subscribers click on these advertisements or promotions, they are linked quickly to Web pages that provide more detailed information about the advertisement. Advertisers typically pay fees based on the number of times that their ad is viewed. Accordingly, as our subscriber base grows, we expect our advertising revenues to grow. We believe we provide advertisers with a particularly attractive opportunity since information derived from the cooperating cable system will permit us to know the general geographic area in which each of our subscribers lives, and in many cases the zip codes and perhaps more extensive demographic information regarding our subscribers if they consent to share that information with us. In order to protect the confidentiality of this information we have designed our system to maintain encrypted subscriber information on separate computers which are independent of the servers for the WorldGateSM ITV Service. We expect to share the revenues derived from Internet advertising with cable operators. No meaningful revenue has been derived from advertising since our inception.

        Our Channel HyperLinkingSM technology provides the ability to get more information related to the television and advertising content being viewed by linking to a related interactive Website with a single click on a remote control or keyboard. Channel HyperLinkingSM enabled advertising is "self targeted" because subscribers themselves decide whether they want to get more information, and if so, they can do so virtually immediately and with minimal effort. This is in sharp contrast to traditional television advertising that typically includes unsolicited advertisements with no interactivity with any direct interaction, requiring more effort from the viewer (such as a telephone call). In addition to the value achieved by self-targeting, the value of our Channel HyperLinkingSM technology is enhanced by both the availability of demographic information and interactivity. By delivering an interactive experience that is linked with programming or advertising, we are able to give our subscribers the opportunity to follow a variety of paths to gain their requested subject information. This interactivity also provides our subscribers with the ability to purchase a product or service online. With the average cable household exposed to tens of thousands of television advertisements annually, we believe that there are many opportunities for use of our Channel HyperLinkingSM technology.

        Our Channel HyperLinkingSM technology business model is based on a revenue split with our cable operator customers and the television networks. We expect revenue to come from advertisers seeking to engage the WorldGateSM ITV Service subscribers in some form of interactivity while using our Channel HyperLinkingSM technology. This business model assumes that interactions will be on a pay-for-performance basis such that advertisers and others will pay us based on the number of "clicks" that occur. No meaningful revenue has been derived from this technology.

        Equipment and Service Revenue.    As cable operators began to purchase and install the required equipment for their ITV products, the equipment revenue component has, until recently, been the primary component or our revenues. During recent quarters, however, our sales of equipment, and therefore this component of our revenues, has been reduced as the result of a delay in the introduction of interactive television products as well as a reduced capital expenditure posture within the cable television industry, and is currently running at a rate considerably lower than we anticipated. The latter two revenue components, which are largely dependent upon the delivery of the data, information and applications made possible through the use of the installed equipment, would be expected to grow as the equipment is installed and more end-users are added. These latter two components of our revenues have increased in both magnitude and significance, however, the significance of the service component of our revenues has been made even more apparent by the reduction in significance of the equipment revenue component as described above. Furthermore, the service component of our revenues has grown faster than we expected as a result of the services provided to TVGateway, LLC as discussed below, and to the extent these services are transitioned to TVGateway we would expect the services component of our revenues to be reduced by the value of the transitioned services. Although there can be no certainty as to if and when a resumption in capital spending might take place or whether such resumption will result in increased deployment of ITV products, we do expect the resumption of a more traditional balance in the significance of the hardware and service components of our revenues.

Business Strategy

        We offer technology in the form of hardware sales and software licensing; provide services and support for our business partners; and earn revenue from interactive advertising and commerce via our technology and services via the television. The principal elements of our business strategy include the following:

        Provide Value for End-Users.    Unlike other companies who can offer just one of the many pieces that make up interactive television, we enable our subscribers to access an array of ITV applications. Consumers no longer have to subscribe to several different complicated services in order to get the features they want, with our company they can get it in one simple package. Our products and services were designed to operate on the widely available existing cable television systems, as well as future set-top technologies. For example, to access the WorldGateSM ITV Service, a consumer needs only their existing television, a WorldGate enabled digital or advanced analog cable set-top box and a wireless remote or keyboard, with all but the television typically supplied by the cable operator. In addition, WorldGate's Ultra-thin ClientSM, Channel HyperLinkingSM and CableWareSM technology have been designed to offer consumers easy, fast and interactive access to content and applications.

        Provide Value for Cable Operators.    We believe that cable operators assess the viability of an investment in a new service by considering the cost of initial investment in equipment, service reliability, overall operating and maintenance expenses and the incremental revenue and customer retention opportunities that can be generated by such service. The WorldGateSM ITV Service can be offered to cable subscribers through the cable operators' existing two-way infrastructure, or its one-way infrastructure with certain of our products. Furthermore, the WorldGateSM ITV Service has been designed to be deployed with low capital costs for headend equipment, as low as $5 per WorldGate subscriber. These systems are also designed to be efficiently upgraded as the cable operator's infrastructure is improved through the deployment of new generation cable boxes or the deployment of cable modem ready plant, i.e. a cable plant that has been upgraded to improve the original transmission quality to permit the use of cable modems, and easily expanded as the number of subscribers grows. There is, however, generally no need for any material upgrades to make the plant cable modem ready as a requirement for the WorldGateSM ITV Service. Accordingly, the WorldGateSM ITV Service can provide cable operators with the low investment opportunity to receive incremental revenue streams from subscriber fees and sharing of advertising and online transaction fees as well as a vehicle for customer retention.

        Provide Value for Programmers, Advertisers, Advertising Agencies and E-Commerce Merchants. Through WorldGate's Channel HyperLinkingSM and CableWareSM technology, we enable programmers and advertisers to enhance their television content with related Web-based materials by providing their viewers with the ability to interact on a real-time basis with their television programming or advertising. As observed in our deployments, we are facilitating a market of active subscribers for interactive advertising. Giving consumers the ability to link immediately to an advertiser's Internet site to find more information about the product or to place an order is a valuable user feature and an effective way for advertisers to reach their customers using a new method. We believe this ability increases the value of the program or advertising to the television networks or advertisers, and that as a result, programmers and advertisers will be able to increase their revenues, brand extension and loyalty.

Technology

        Our technology can be classified under three major product lines:

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  CableWareSM Middleware;

  •
  Ultra-Thin ClientSM platform; and

  •
  Channel HyperLinkingSM.

CableWareSM Middleware

        Middleware has become an important new category of product offering for cable operators. Middleware consists of a software layer that allows easier integration of new applications and content services. Ideal middleware would enable application developers to write highly sophisticated applications for the set-top box that seamlessly communicate and interact with other applications. This middleware can also include a presentation engine that would allow content developers to easily offer simple applications, such as stock tickers, without having the cost and schedule burden of engaging professional computer programmers. This needs to be implemented in a manner efficient enough to run on low-end set-top boxes, but contain the sophisticated facilities necessary to get the most from advanced set-tops.

        Our CableWareSM middleware has been designed to meet these disparate goals. CableWareSM includes a sophisticated software interface layer that enables coexistence and communication of multiple native set-top applications. It also includes an advanced presentation engine that allows artists and content developers to create compelling content for the platform. Additionally, CableWareSM supports Java downloadable applets, a means to display Web pages that can be downloaded from a Web server and run on the computer through a Web browser.

Ultra-Thin ClientSM Platform

        WorldGate's patented Ultra-Thin ClientSM platform allows substantially all client-related processing to be performed at the cable headend. This platform is comprised of three primary components:

  •
  Servers are located at the cable headend;

  •
  A WorldGate enabled digital or advanced analog cable box; and

  •
  A remote control and/or optional wireless infrared keyboard.

        There are typically two servers located at the cable headend. One manages all information traveling to and from the Internet or other information sources. This server also manages individual sessions with information sources, processes data for presentation on the television screen, and manages the Web browsing client. The second server manages real-time communications from the cable headend to a subscriber's cable box. This server acts as a bi-directional router for data on a cable network. These servers:

  •
  Are based on a multi-processor architecture;

  •
  Can be accessed remotely by us for performance monitoring and software upgrades; and

  •
  Are configured such that typical full screen refresh times are:

  •
  Five seconds or less on an analog platform

  •
  One thirtieth (1/30th) of a second on a digital platform.

        General Web surfing is provided on this platform by our browser technology using high performance server headend systems. The WorldGateSM ITV Service browser currently supports HTML

Version 3.2, HTTP Version 1.0 and 1.1, HTML Frames, Image formats such as GIF Animations, JPEG, and XBM formats. We believe we are the only company that supports a full Java implementation offering on a set-top platform. Java, a programming language, is used for such applications as chat and instant messaging. The WorldGate platform supports JavaScript, that is compatible with the Netscape browser. JavaScript is also a type of scripting language but was built as a programming glue that developers could use to tie together other technologies (HTML or the browser itself) within the scope of the Web browser.

Channel HyperLinkingSM

        Our Channel HyperLinkingSM, a patented ITV application that allows cable subscribers to link between television programming and advertising and related Internet or other content. When a cable television subscriber makes a Channel HyperLinkingSM request, the subscriber's cable box sends a signal to the cable headend indicating the channel and program information of the program the subscriber is viewing. This information is then matched with the corresponding Web address for the program, which has been stored at a cable headend database. The subscriber is then linked to the corresponding Website for full Internet interactivity. This entire process occurs within seconds.

Competition

        The ITV industry is highly competitive in the general categories of applications and middleware. We are likely to encounter significant competition with respect to each of these areas.

  Applications

        ITV applications include email, chat, online games, Web browsing, electronic program guides, or EPGs, and broadcast data and information services. Various companies are attempting to provide these ITV applications to cable television consumers through a set-top box appliance connected to a television. In some instances this appliance may be a dedicated unit or a cable converter box. The use of a dedicated unit adds incremental costs which are not present when the service is offered directly over a cable box. Generally, these solutions are cable-based and do not use the telephone infrastructure, thus mitigating bandwidth constraints. Several companies have developed and/or are testing these applications. We believe that our major competitors in the ITV applications category are Gemstar-TV Guide International, Inc., Microsoft Corporation, Liberate Technologies, OpenTV Corp. and Liberty Broadband Interactive Television Inc. Each of these companies has developed and is marketing one or more ITV applications similar to those we have developed and are marketing.

  Middleware

        Several companies are attempting to leverage the use of their platforms to obtain greater distribution for their ITV applications. For example, Gemstar, Liberate, Microsoft and OpenTV are developing and have developed middleware products that compete with our CableWareSM middleware. We believe that middleware vendors are pursuing a business strategy based on the premise that once a cable operator adopts their middleware platform, that cable operator would be more likely to use their ITV applications as well. Therefore, if our competition is more successful than we are in marketing and deploying our middleware on a large scale, and their business strategy is validated, we may find it more difficult to deploy our applications on a large scale. In addition, a cable set-top box manufacturer, Scientific-Atlanta, Inc., has developed a middleware product, PowerTV, that competes with our CableWareSM middleware. Scientific-Atlanta could use its position as a set-top box developer to exclude other middleware developers from deploying on its set-top boxes, limiting our ability to successfully deploy our middleware product to cable operators deploying Scientific-Atlanta boxes.

  Other

        We will also experience competition from providers of other TV applications. Two examples are the providers of video-on-demand, or VOD, and personal video recording, or PVR. VOD allows television viewers to order movies or television programs when they want them and PVR lets viewers pause, rewind, and replay broadcasts of television programming, as well as record programs. While these personalized television services do not compete directly with our products, they may compete for "space" within the cable set-top box. We have attempted to mitigate this form of competition by integrating its software with the software provided by the leading providers of VOD technology, including Concurrent Computer Corp., Diva, nCube Corporation, and SeaChange International, Inc.

Intellectual Property

        We regard our technology as proprietary, and we rely on a combination of patents, copyrights, trademarks, trade secret laws, contractual restrictions, restrictions on disclosure and other methods to establish and protect our technology and proprietary rights and information. We have filed patent applications in the United States and internationally covering aspects of our real-time, two-way interactive systems, including our Ultra-Thin ClientSM architecture, centralized data processing, communications schemes, Channel HyperLinkingSM technology and other aspects of its interactive television products.

        We have devoted significant attention to our research and development efforts. These efforts have been recognized through the issuance of five patents in the United States containing over 170 claims collectively. In addition, we currently have over 50 applications pending worldwide containing over 1,700 claims collectively. Our intellectual property covers numerous facets of interactive television, enhanced television and interactive advertising applications, including systems and techniques for the transmission, retrieval, display and means of navigating through interactive information. In particular, we have received significant intellectual property coverage for our pioneering work in developing ultra-thin clientSM solutions for the cable industry. Given the breadth and pioneering nature of our efforts, we continue to enhance our position as the worldwide leader in the interactive television marketplace. In addition, we have built upon these achievements and our industry leading ability to manage transmission bandwidth and client resources in the home to develop efficient and effective, standards based middleware solutions that are capable of operating within the low resource current generation set-tops while being migratable to the more powerful set-tops being introduced.

Backlog

        We typically deliver ordered equipment to customers within a few days of receiving such orders. We do not generally maintain a material amount of orders in backlog.

Research and Development

        To date, engineering and product development has been, and continues to be, a significant focus of WorldGate. Development of the WorldGateSM ITV Service has required combining technical experience and knowledge from two historically separate industries, the Internet and cable. The principal elements of our engineering and development activities during 2001 were enhancing our existing Ultra-Thin ClientSM technology and continuing development of our CableWareSM middleware and Channel HyperLinkingSM technologies. Our engineering and development expenditures, excluding depreciation and amortization and engineering and development expenses rendered in connection with our TVGateway management agreement, were approximately $12,440,000, $21,734,000 and $12,894,000 for the years ended December 31, 1999, 2000, and 2001, respectively, and $10,364,000 and $6,711,000 for the nine months ended September 30, 2001 and 2002, respectively.

Employees

        As of September 30, 2002, on a consolidated basis, we had approximately 146 full-time employees. All of our employees are located in Trevose, Pennsylvania, except for two salespeople, one located each in Florida and New York. None of our employees are represented by a labor union, and we have no collective bargaining agreement. We consider our employee relations to be good.

Property

        Our corporate headquarters is located in Trevose, Pennsylvania in a leased facility consisting of approximately 72,000 square feet. The lease for this space will expire in June 2009, with an option to extend for an additional 10 years.

Legal Proceedings

        From time to time we may become involved in litigation arising out of operations in the normal course of business. As of the date of this prospectus, we are not a party to any pending legal proceedings the adverse outcome of which could reasonably be expected to have a material adverse effect on our operating results, financial position or cash flows.

MANAGEMENT

Directors and Executive Officers

        The following table provides information about our present directors and executive officers, their ages and their positions. Each director will serve until the next annual meeting of the stockholders and until his successor has been elected and duly qualified. Directors serve one-year terms and officers hold office at the pleasure of the board of directors, subject to employment agreements. Martin Jaffe and Lemuel Tarshis are brothers-in-law. There are no other family relationships among our directors and executive officers.

Name	Age	Position(s)
Hal M. Krisbergh(1)	55	Chairman of the Board of Directors and Chief Executive Officer
Gerard K. Kunkel	44	President
Joel Boyarski	56	Vice President, Chief Financial Officer
Joseph E. Augenbraun	38	Chief Technology Strategist
Randall J. Gort	53	Vice President, General Counsel and Secretary
James E. McLoughlin	49	Vice President, Account Development and Marketing
Richard Westerfer	44	Chief Operations Officer
Steven C. Davidson(2)	50	Director
Clarence L. Irving, Jr.(1)	47	Director
Martin Jaffe(2)	57	Director
Jeff Morris(1)	50	Director
Lemuel Tarshis(2)	61	Director

(1)
Member of compensation committee

(2)
Member of audit committee

        Hal M. Krisbergh has served as our Chairman and Chief Executive Officer since our inception in March 1995. From September 1981 to September 1994, Mr. Krisbergh was an executive officer of General Instrument (now a part of Motorola, Inc.). Mr. Krisbergh served as President of General Instrument's Communications Division and, for the past 17 years, has been a well-known figure in the cable industry. He is a recognized leader in the development of addressable cable boxes, impulse pay-per-view, opto-electronics and digital audio technologies. In 1991, Mr. Krisbergh received cable television's prestigious Vanguard award. Prior to joining General Instrument, Mr. Krisbergh was employed by W. R. Grace & Co., Deloitte & Touche and Raytheon Company.

        Gerard K. Kunkel joined our company in February 1997, and was named President in August 2001. As President, Mr. Kunkel is responsible for the day-to-day operations of our ITV products and services business. Prior to becoming President Mr. Kunkel served as Vice President, Strategic Programs and later as Senior Vice President, Sales and Marketing. From May 1995 to February 1997, Mr. Kunkel was President of Broadband Applications Development Company, a developer of backoffice solutions for interactive television. From March 1993 to April 1995, he served as Vice President, Product Development of StarNet, Inc., a cable television technology and services company. From June 1991 to March 1993, Mr. Kunkel was President of The Kunkel Group. From May 1984 to June 1991, Mr. Kunkel was Director of Design and Electronic Publishing for PC MAGAZINE. For the period 1977 through 1984, Mr. Kunkel was an award winning art director for various New York City based magazines.

        Joel I. Boyarski joined our company in October 1999 and was named Vice President and Chief Financial Officer in September 2002. Prior to becoming Vice President and Chief Financial Officer, Mr. Boyarski served as General Manager of TVGateway, LLC from December 2001 until September 2002 and as Vice President of Business Development for TVGateway, LLC from June 2000 until December 2001. From October 1999 to June 2000, he served as a consultant for our company. Prior to joining us, Mr Boyarski was a business and financial consultant from June 1998 to October 1999, and for 23 years prior to June 1998, he held a variety of management positions at Joseph E. Seagram and Sons, Inc., including Vice President of Finance and Business Planning for several of Seagram's Domestic and International divisions including North America, Asia Pacific and Global Duty Free.

        Joseph E. Augenbraun joined our company in August 1995, and in February 2002, was named our Chief Technology Strategy Officer. During his tenure at our company, Mr. Augenbraun also served from August 1995 to January 1998 as Director of Subscriber Systems, from January 1998 to June 2000 as Vice President of Engineering and from June 2000 to February 2002 as Senior Vice President of Engineering. From August 1992 to August 1995, Mr. Augenbraun was a researcher for Hitachi's HDTV Advanced Television and Systems Laboratory. From November 1987 to August 1992, Mr. Augenbraun was on the engineering staff at Commodore-Amiga Inc. where he served in various capacities including Project Manager on the Amiga 1500 Computer System and lead designer in ASIC development.

        Randall J. Gort joined our company in August 1997 as Vice President, Legal and Corporate Affairs, General Counsel and Secretary. From July 1995 to August 1997, Mr. Gort was General Counsel, Secretary, and Director of Legal and Corporate Affairs for Integrated Circuit Systems, Inc. Mr. Gort was in private practice from August 1994 through June 1995. Prior to that time, from May 1987 through July 1994, he was an Associate General Counsel for Commodore International Ltd. Mr. Gort was with Schlumberger Ltd. from October 1982 through early 1987, originally as Senior Attorney and then as General Counsel, FACTRON Division. From April 1979 through October 1982, Mr. Gort was Counsel for various divisions of the 3M Company, including Medical and Surgical Products Divisions, Orthopedic Products Division, Electro-Mechanical Resources Division and 3M's four tape divisions.

        James E. McLoughlin joined our company in February 2001 and in January 2002 was named Vice President, Marketing, Business and Account Development. Prior to this position, Mr. McLoughlin served as Vice President, Sales and Marketing. From February 1981 through February 2001, Mr. McLoughlin was Vice President, Affiliate Operations for Home Box Office, where he was responsible for sales and marketing of premium television services to affiliated cable television companies.

        Richard Westerfer joined our company in February 2000 as Vice President of Engineering. In December of 2000, Mr. Westerfer became Senior Vice President of Operations. He served in this position until April 2002, when he became Chief Operations Officer of WorldGate. Prior to joining us, from 1979 to February 2000, Mr. Westerfer served as the Senior Director of Engineering for General Instruments (now a part of Motorola, Inc.).

        Steven C. Davidson has been a member of our board of directors since April 2002. From 1979 until his retirement in April 2002, Mr. Davidson held various executive positions with HBO, Inc., most recently serving as senior vice president and general manager of affiliate operations.

        Clarence L. Irving, Jr. has been a member of our board of directors since July 2000. He has been President and Chief Executive Officer of Irving Information Group, a consulting services firm, since October 1999 and has served as a director of Covad Communications Group, Inc. since April 1999. On August 15, 2002, Covad Communications Group, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal bankruptcy code in the United States Bankruptcy Court for the District of Delaware. Mr. Irving served as Assistant Secretary of Commerce to the United States Department of Commerce from June 1993 to October 1999.

        Martin Jaffe has been a member of our board of directors since April 2002. Since January 2002, Mr. Jaffe has been the Chief Operating Officer, Managing Director and Founder of Silvercrest Asset

Management Corporation. From November 2000 until September 2001, Mr. Jaffe was Chief Financial Officer of Credit Suisse Asset Management Corporation, and from 1981 until November 2000, Mr. Jaffe was Chief Operating Officer of Donaldson, Lufkin & Jenrette Asset Management Group.

        Jeff Morris has been a member of our board of directors since April 2001. Since April 2001, Mr. Morris has been the President of Digital Media Consulting, a new media consulting company. From July 2000 to April 2001, he was President and Chief Executive Officer of Yack, Inc., an internet events and program guide. Mr. Morris is a veteran of the cable television industry, including a fifteen-year tenure from 1984 through 2000 at Showtime Networks, Inc., where his last position was Senior Vice President of New Media and Technology Development.

        Lemuel Tarshis has been a member of our board of directors since April 2001. Since August 1991, Dr. Tarshis has been a research professor at the Stevens Institute of Technology University. In addition, he currently works as a consultant for Lucent Technologies Inc., Tyco International (US) Inc., AT&T Corporation and Verizon Communications, Inc. Dr. Tarshis also serves as a director of AM Communications, Inc.

Executive Compensation

        The following table sets forth information concerning compensation paid with respect to our chief executive officer and four other most highly compensated officers who were serving as such as of December 31, 2002, each of whose aggregate compensation for fiscal 2002 exceeded $100,000, for services rendered in all capacities for us and our subsidiaries.

SUMMARY COMPENSATION TABLE
FISCAL YEARS 2000, 2001 and 2002

Long Term Compensation Awards
Annual Compensation
Name and Principal Position				Securities Underlying Options (#)	All Other Compensation
	Year	Salary	Bonus
Hal M. Krisbergh Chairman and Chief Executive Officer	2000 2001 2002	$337,080 337,080 338,377	$148,769 151,650 34,295	20,000 160,000 80,000	— — —
Gerard K. Kunkel President	2000 2001 2002	175,280 212,036 250,962	61,348 63,925 19,788	24,000 200,000 24,000	— — —
Richard Westerfer Chief Operations Officer	2000 2001 2002	132,693 184,500 214,616	37,212 35,467 17,145	— 161,000 49,000	—
Joseph E. Augenbraun Chief Technology Strategist	2000 2001 2002	177,660 190,800 197,590	53,298 66,800 15,796	22,000 125,333 24,000	— — —
Randall J. Gort Vice President, General Counsel and Secretary	2000 2001 2002	171,774 187,650 200,769	54,748 63,925 15,831	24,000 127,333 24,000	— — —

        We have established a bonus plan which provides for the payment of bonuses to executive officers and other employees based upon the performance of our company, the performance of the business division of which the officer or employee is a member and the performance of the officer or employee. Under this plan, we generally assess the prior year's performance and makes bonus payments during the first calendar quarter of each year. The exact amount of the bonus payments for 2002, if any, have not yet been determined.

        We have a retirement savings plan that is funded by the participants' salary reduction contributions. All employees are eligible to participate in the plan upon joining our company. The plan is intended to permit any eligible employee who wishes to participate to contribute up to 12% of the employee's compensation on a before-tax basis under Section 401(k) of the Internal Revenue Code, subject to certain limitations. The plan provides for discretionary matching contributions that are to be made in proportion to each employee's contribution as well as discretionary profit-sharing contributions, subject to certain limitations. Our discretionary matching contributions and profit-sharing contributions vest based upon the employee's length of service and are payable upon an employee's retirement, death, disability or termination of employment or, under specified circumstances, upon an employee's immediate and heavy financial emergency. Contributions are invested, in such proportions as the employee may elect in any of 10 mutual investment funds. In 2001, we made no discretionary profit-sharing contributions to the plan.

        In addition to salary and bonus compensation, we have a stock option plan, our 1996 stock option plan. The 1996 option plan provides for the granting of awards to such officers, other employees, consultants and directors of our company and our affiliates as the compensation committee may determine from time to time. Generally, outstanding options vest in equal installments over a four-year period, but in no event may an option be exercised more than ten years following the date of its grant, subject to acceleration in the event of some changes of control of our company. On October 5, 2000, our shareholders approved an increase in the total number of our shares of common stock available under the plan to 3,200,000. On October 5, 2001, our shareholders approved an automatic annual increase of shares reserved under the 1996 option plan in an amount equal to the lesser of 4% of the then outstanding shares of our common stock or 1,000,000 shares.

        The compensation and stock option committee has the authority to administer the stock option plan and to exercise all the powers and authorities either specifically granted to it under, or necessary or advisable in the administration of, the stock option plan, including, without limitation, the authority to grant awards; to determine the persons to whom and the time or times at which awards shall be granted; to determine the type and number of awards to be granted, the number of shares of common stock to which an award may relate and the terms, conditions, restrictions and performance goals relating to any award; to determine whether, to what extent, and under what circumstances an award may be settled, canceled, forfeited, exchanged, or surrendered; to make adjustments in the performance goals in recognition of unusual or non-recurring events affecting our company or our financial statements (to the extent not inconsistent with Section 162(m) of the Code, if applicable), or in response to changes in applicable laws, regulations, or accounting principles; to construe and interpret the stock option plan and any award; to prescribe, amend and rescind rules and regulations relating to the stock option plan; to determine the terms and provisions of agreements evidencing awards; and to make all other determinations deemed necessary or advisable for the administration of the stock option plan.

        The purchase price per share payable upon the exercise of an option will be established by the compensation committee, provided, however, that incentive stock options may not have an option exercise price less than the fair market value of a share of common stock on the date of grant. The option exercise price is payable by any one of the following methods or a combination thereof, to the extent permitted by the compensation committee:

  •
  in cash or by check or wire transfer;

  •
  subject to the approval of the compensation committee, in common stock owned by the participant for at least six months prior to the date of exercise and valued at their fair market value on the effective date of such exercise; or

  •
  subject to the approval of the compensation committee, by such other provision as the compensation committee may from time to time authorize.

        The board of directors or the compensation committee may suspend, revise, terminate or amend the stock option plan at any time, provided, however, that:

  •
  stockholder approval will be obtained if and to the extent required under Rule 16b-3 promulgated under the Exchange Act or if and to the extent the board determines that such approval is required for purposes of satisfying Section 162(m) or Section 422 of the Code; and

  •
  no such suspension, revision, termination or amendment may, without the consent of a participant, reduce the participant's rights under any outstanding award.

        On October 5, 2001, our shareholders approved the our 2001 employee stock purchase plan. The stock purchase plan provides our eligible employees with the opportunity to periodically acquire shares of our common stock through payroll deductions. In general, the stock purchase plan provides that:

  •
  each employee who has completed six months of continuous employment with our company is eligible to participate in the stock purchase plan so long as the employee customarily works at least 20 hours per week and 5 months per year;

  •
  participants in the stock purchase plan are permitted to contribute up to fifteen percent of their compensation towards the purchase of our common stock;

  •
  at the end of each calendar quarter, the contributions of the participants are used to purchase shares of our common stock at the lower of eighty-five percent of the market price of our common stock: (i) at the beginning of each calendar quarter or (ii) at the end of each calendar quarter;

  •
  shares of our common stock which are purchased under the stock purchase plan are not transferable by the participant until at least nine months has elapsed from the acquisition of the shares;

  •
  a maximum of 750,000 shares of our common stock (plus an annual increase of 375,000 shares) may be purchased in the aggregate by participants in the stock purchase plan; and

  •
  our board of directors has the power and authority to administer the stock purchase plan and may, subject to certain limitations suspend, revise, terminate or amend the stock purchase plan.

        As part of our philosophy that increased ownership of equity in our company facilitates greater alignment of executive interests with shareholder interests, the compensation committee, in consultation with outside compensation advisors, instituted a special short-term program to incentivise executives to purchase our common stock on the open market. On January 31, 2002, Mr. Boyarski was granted options to purchase 45,000 shares of common stock at an exercise price of $1.93 per share. On February 27, 2002, he was granted options to purchase 20,000 shares of common stock at an exercise price of $1.55 per share and on April 25, 2002, he was granted options to purchase 10,000 shares of common stock at an exercise price of $2.45 per share. On April 30, 2002, Messrs. Augenbraun, Gort and Kunkel, were each granted options to purchase 24,000 shares of common stock, Mr. McLoughlin was granted options to purchase 20,815 shares of common stock and Mr. Westerfer was granted options to purchase 49,000 shares of common stock, all at an exercise price of $2.40 per share. On May 20, 2002, Mr. Krisbergh was granted options to purchase 80,000 shares of common stock at an exercise price of $1.59 per share. The options vest in equal installments over a three-year period, for each share of common stock they purchased. The 4-for-1 matching grant was capped at the point that the aggregate purchase price of shares bought by an executive reached $100,000.

        The following table presents information regarding options granted to our named executive officers during fiscal 2001 to purchase shares of our common stock. In accordance with SEC rules, the table shows the hypothetical "gains" or "option spreads" that would exist for the respective options based on assumed rates of annual compound stock price of 5% and 10% from the date the options were granted over the full option term.

Options/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year
			Exercise or Base Price ($/Sh)
Name				Expiration Date
					5% ($)	10% ($)
Hal M. Krisbergh Chairman and Chief Executive Officer	80,000	5.2%	1.59	5/20/12	80,000	203,200
Gerard K. Kunkel President	24,000	1.6%	2.40	4/30/12	36,480	92,160
Richard Westerfer Chief Operations Officer	49,000	3.2%	2.40	4/30/12	76,440	188,160
Joseph E. Augenbraun Chief Technology Strategist	24,000	1.6%	2.40	4/30/12	36,480	92,160
Randall J. Gort Vice President, General Counsel and Secretary	24,000	1.6%	2.40	4/30/12	36,480	92,160

        The following table shows the number of shares of common stock subject to exercisable and unexercisable stock options held by each of the named executive officers as of December 31, 2002. The table also reflects the values of such options based on the positive spread between the exercise price of such options and $0.42, which was the per share closing sales price reported on the Nasdaq National Market on December 31, 2002.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option SAR Values

Name	Shares acquired on exercise (#)	Value Realized ($)	Number of securities underlying unexercised options/SARS at fiscal year end (#) Exercisable/Unexercisable	Value of unexercised in-the-money options/SARS at fiscal year end ($) Exercisable/Unexercisable
Hal M. Krisbergh Chairman and Chief Executive Officer	—	—	63,334/196,666	0/0
Gerard K. Kunkel President	—	—	130,081/140,918	0/0
Richard Westerfer Chief Operations Officer	—	—	77,835/134,832	0/0
Joseph E. Augenbraun Chief Technology Strategist	—	—	62,666/86,667	0/0
Randall J. Gort Vice President, General Counsel and Secretary	—	—	63,666/87,667	0/0

Compensation of Directors

        We adopted a new director compensation plan commencing in 2001. Pursuant to the new director plan, on July 26, 2002, Mr. Irving and on April 25, 2002 Mr. Morris and Dr. Tarshis received an annual stock grant of 6,500 shares each vesting in equal amounts over four years, issued at the fair market value on the date of grant. Non-employee directors also receive a stipend of $1,000 for each board or committee meeting the director attends in person. We will continue to reimburse non-employee directors for reasonable travel expenses for attending board or committee meetings.

        Prior to the adoption of the new director plan, on July 26, 2000, we granted to Mr. Irving options to purchase 25,000 shares of common stock at an exercise price of $28.375 per share. Pursuant to the new director plan, we granted Mr. Irving an option to purchase 35,100 shares of common stock on January 31, 2002 at an exercise price of $1.93 and on July 26, 2002 an option to purchase 6,500 shares of common stock at an exercise price of $1.20. In addition, on April 25, 2001, we granted to Mr. Morris and Dr. Tarshis options to purchase 20,000 shares of common stock each at an exercise price of $2.78. Further, on April 25, 2002, we granted Messrs. Jaffe and Davidson options to purchase 20,000 shares of our common stock and Mr. Morris and Dr. Tarshis options to purchase 6,500 shares of common stock all at an exercise price of $2.45 per share. These options will vest in four equal installments on the anniversary of the grant date. Other than Messrs. Irving, Morris, Jaffe and Davidson and Dr. Tarshis, no other board member was reimbursed for his travel and other expenses or compensated for his service on the board.

Compensation Committee Interlocks and Insider Participation

        The compensation committee is currently composed of Messrs. Krisbergh, Morris and Irving. The compensation committee makes recommendations to the board concerning the compensation and benefits programs for our directors, officers and employees, including all options granted under our option plan. With the exception of Mr. Krisbergh, no member of the compensation committee is an officer or employee of our company. Mr. Krisbergh does not, however, participate in the determination of his own compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders' Agreement

        Certain stockholders of our company, including Mr. Krisbergh and some other management personnel of our company, are parties to a stockholders' agreement. Pursuant to the stockholders' agreement certain stockholders had the right to appoint members to our board of directors as follows:

  •
  Hal M. Krisbergh designated David E. Wachob, Alan Gerry and Thomas G. Baxter, each of whom has since resigned as members of our board of directors;
  •
  Motorola designated Graham Pattison, who has since resigned as a member of our board of directors in connection with his resignation from Motorola;
  •
  the investors who purchased our Series A Convertible Preferred Stock, other than Motorola, designated Marcia J. Hooper, who has since resigned as a member of our board of directors; and
  •
  the investors who purchased our Series B Convertible Preferred Stock designated Ronald A. Walter to our board of directors, who has since resigned as a member of our board of directors.

        The material provisions of the stockholders' agreement, including the right to designate members of our board of directors, terminated upon the consummation of our initial public offering in April 1999. Our Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock converted in our common stock upon the consummation of our initial public offering.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information as of January 30, 2003 regarding beneficial ownership of our common stock by the following persons:

  •
  each person who is known to us to own beneficially more than 5% of the outstanding shares of common stock;

  •
  each director;

  •
  each executive officer named in the executive compensation table above; and

  •
  all current directors and executive officers as a group.

        Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares, subject to applicable community property laws. Shares of common stock subject to options or warrants exercisable within 60 days of January 30, 2003 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the mailing address of the beneficial owners is 3190 Tremont Avenue, Suite 100, Trevose, Pennsylvania 19053.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Ownership
Hal M. Krisbergh(1)	5,921,371	25.0%
Joseph E. Augenbraun(2)	327,208	1.4
Randall J. Gort(3)	278,128	1.2
Gerard K. Kunkel(4)	130,081	*
Steven C. Davidson	2,000	*
Clarence L. Irving, Jr.(5)	14,125	*
Martin Jaffe	0	*
Jeff Morris(6)	7,334	*
Lemuel Tarshis(7)	23,867	*
Richard Westerfer(8)	77,835	—
All current directors and executive officers as a group (12 persons)(9)	6,832,317	28.4%

*
Less than 1% of the outstanding common stock.

(1)
Includes (a) options to purchase 63,334 shares of common stock, (b) 15,237 shares of common stock held by Mr. Krisbergh as custodian for his minor child and (c) 15,237 shares of common stock held by Mr. Krisbergh's wife as custodian for their minor child. Mr. Krisbergh disclaims beneficial ownership of the shares owned by his minor child. Also includes (a) 486,104 shares of common stock held in two grantor retained annuity trusts of which Mr. Krisbergh is the trustee and (b) 486,104 shares of common stock held in two grantor retained annuity trusts of which Mrs. Krisbergh is the trustee. Also includes (1) 299,938 shares held by Mr. Krisbergh's spouse and (b) 300,000 shares held by the Krisbergh Family Foundation, with Mr. Krisbergh acting as the custodian for these shares.

(2)
Includes options to purchase 62,666 shares of common stock.

(3)
Includes 68,399 shares of common stock held by Mr. Gort as custodian for his four minor sons and daughters and options to purchase 63,666 shares of common stock.

(4)
Includes options to purchase 130,081 shares of common stock.

(5)
Includes options to purchase 14,125 shares of common stock.

(6)
Includes options to purchase 6,334 shares of common stock.

(7)
Includes 2,000 shares of common stock held by Dr. Tarshis' spouse and options to purchase 21,667 shares of common stock.

(8)
Includes options to purchase 77,835 shares of common stock.

(9)
Includes (a) options to purchase 490,076 shares of common stock and (b) 1,673,236 shares of common stock owned by family members or affiliates of some members of the group.

DESCRIPTION OF THE UNITS

        Each subscription right offered hereby entitles the holder to subscribe for one unit, subject to pro rata adjustment as a result of an over-subscription. Each unit consists of one share of common stock and one warrant to purchase one share of common stock. The subscription purchase price of each unit is $            . The subscription rights are exercisable from                        , 2003 until 5:00 p.m., New York City time on                        , 2003. We may extend the time period of exercise for up to 30 days. We are offering one subscription right to each equity holder, who is an owner of our common stock on            , 2003.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 13,500,000 shares of preferred stock, par value $.01 per share. The following summary is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

        As of January 30, 2003, there were 23,578,694 shares of common stock outstanding. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future. See "—Preferred Stock."

        Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock. The holders of common stock do not have cumulative voting rights. The election of directors is determined by a plurality of votes cast, and, except as otherwise required by law, our certificate of incorporation or by-laws, all other matters are determined by a majority of the votes cast. See "Risk Factors—The ability to influence the outcome of stockholder votes may be limited by the significant ownership interest of our chairman and chief executive officer." The common stock has no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board out of legally available funds, subject to any preferential dividend rights of outstanding preferred stock. Upon any liquidation, dissolution or winding up of our company, after payment of all debts and liabilities of our company and after payment of any liquidation preferences of then outstanding preferred stock, the holders of common stock will be entitled to receive a portion of all remaining assets that are legally available for distribution.

Preferred Stock

        Our company, by resolution of the board of directors and without any further vote or action by the stockholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 13,500,000 shares of preferred stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including dividend rights, dividend rates, conversion rights and terms, redemption rights and terms, and liquidation preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company. There are no shares of preferred stock outstanding, and we currently have no plans to issue any shares of preferred stock.

Warrants

  Common Stock Purchase Warrants

        Each warrant included in the units entitles the holder to purchase one share of our common stock at an exercise price of $            per share, subject to adjustment in the event of specified changes in our capitalization or certain issues of our securities. After the closing of this offering, American Stock Transfer & Trust Company, the warrant agent, will issue and deliver a warrant certificate to each holder. We plan to enter into a warrant agreement with American Stock Transfer & Trust Company, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part. The following paragraphs summarize certain terms of the warrants. This summary is qualified in its entirety by reference to the terms of the warrant agreement with American Stock Transfer and Trust Company, as well as the certificate representing the warrant.

        Warrant holders may exercise their warrant at any time on or after                , 2003 and until                , 2006, by surrendering the certificate representing the warrant to the warrant agent, with the subscription form on the reverse side of such warrant certificate properly completed and executed, together with payment of the exercise price. American Stock Transfer & Trust Company, as transfer agent and warrant agent, shall deliver stock certificates representing the shares of our common stock purchased pursuant to the warrant. A warrant will be deemed to have been exercised immediately prior to the close of business on the date that the warrant agent receives the subscription form and payment of the exercise price, and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the stockholder upon exercise thereof as of the close of business on such date.

        Warrant holders may transfer their warrant certificates in whole or in part. Warrant certificates to be transferred shall be surrendered to the warrant agent at its corporate office. The exercise price and number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of certain events, including, without limitation, a reclassification, capital reorganization, consolidation, merger and sale or conveyance to another company of our property and certain additional issuances of securities.

        We may redeem the warrants, in whole or in part, on not less than 30 days' prior written notice, if for any period of 30 consecutive trading days the last reported sales price of our common stock for each trading day during such period is at least $            (300% of the then current warrant exercise price). We will mail the redemption notice to each warrant holder at the address that appears in the warrant register. Warrant holders may exercise their warrants until the close of business on the day immediately preceding the date fixed for redemption.

        Warrant holders shall not be entitled to vote or to receive dividends or be deemed the holder of common stock that may at any time be issuable upon exercise of the warrants for any purpose whatsoever, and warrant holders will not be entitled to any of the rights of a stockholder of our company, such as the right to vote for the election of directors or upon any matter submitted to stockholders at any stockholders meeting, or to give or withhold consent to any corporate action, or to receive any notice of meetings or to receive dividends or subscription rights, until warrant holders exercise their warrants and have been issued shares of our common stock.

        We have applied to have the warrants listed on the over the counter bulletin board. We expect the warrants to trade under the symbol "WGATW," but have not had that symbol assigned to us.

Dealer/Manager Warrants

        We issued to the dealer/manager a warrant to purchase 75,000 shares of our common stock at an exercise price equal to $1.24 per share. The warrant is exercisable at any time after August 2, 2002 and expires on August 1, 2007. The warrant grants to the dealer/manager certain "piggyback" registration rights which allow the dealer/manager to include its shares of common stock in registration statements we or other stockholders initiate. The warrant has the same terms and conditions (except as to exercise price, registration rights, and expiration date) as the Common Stock Purchase Warrants described above. Upon the closing of this offering, we will also issue to the dealer/manager, unit purchase warrants equal to 5% of the number of units that are purchased in this offering. This warrant will be exercisable at any time after the closing of this offering and will expire five years from the date of the closing of this offering. These unit purchase warrants have the same terms and conditions (except as to expiration date and more restrictive transfer provisions as described in "Distribution of Rights and Subscription Procedures—Manner of Distribution") as the Common Stock Purchase Warrants described above.

Limitation on Liability

        Our certificate of incorporation limits or eliminates the liability of our directors or officers to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, as amended. The DGCL provides that a director of our company shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

  •
  for any breach of such person's duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

  •
  for the payment of unlawful dividends and some other actions prohibited by Delaware corporate law; and

  •
  for any transaction resulting in receipt by such person of an improper personal benefit. The certificate of incorporation also provides that the directors shall be entitled to the benefits of all limitations on the liability of directors generally that now or hereafter become available under the DGCL.

        The certificate of incorporation also contains provisions indemnifying our directors, officers and employees to the fullest extent permitted by the DGCL.

        We maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. See "Business—Legal Proceedings" for a discussion of pending litigation.

Certain Anti-Takeover Provisions

        The ability of our board under our certificate of incorporation to establish the rights of, and to cause our company to issue, substantial amounts of preferred stock without the need for stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences, as our board may determine from time to time in the exercise of its business judgment, may, among other things, be used to create voting impediments with respect to changes in control of our company or to dilute the stock ownership of holders of common stock seeking to obtain control of our company. The rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

Section 203 of the Delaware General Corporation Law

        Section 203 of the DGCL prohibits some "business combinations" between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. For purposes of Section 203, business combinations are defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Section 203 prohibits any such business combination for a period of three years commencing on the date the interested stockholder becomes an interested stockholder, unless

  •
  the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;

  •
  the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by some employee stock plans) in the transaction in which it becomes an interested stockholder; or

  •
  the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        See "Risk Factors—Anti-takeover provisions in our charter documents could discourage unwanted takeover attempts and could reduce the opportunity for stockholders to get a premium for their shares."

        The DGCL contains provisions enabling a corporation to avoid Section 203's restrictions if stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or by-laws to avoid the restrictions. We have not and do not currently intend to "elect out" of the application of Section 203 of the DGCL.

Bylaws

        Our bylaws contain provisions that require advance notice to be delivered to us of any business to be brought by a stockholder before an annual or special meeting of stockholders and that specify procedures to be followed by stockholders in nominating persons for election to our board. Generally, the advance notice provisions require that the stockholder must give written notice to our Secretary:

  •
  in the case of an annual meeting, not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting of stockholders; and

  •
  in the case of a special meeting, not less than 90 days, or, if later, 10 days after the first public announcement of the date of the special meeting, nor more than 120 days prior to the scheduled date of such special meeting.

In each case, the notice must set forth specific information regarding the stockholder and each director nominee or other business proposed by the stockholder, as applicable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

 LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering are being passed upon for the dealer/manager by Gadsby Hannah LLP, Boston, Massachusetts.

ACCOUNTING MATTERS

        The consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report (which includes an emphasis of a matter paragraph relating to the company's liquidity) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the securities offered by this prospectus. This prospectus does not contain all of the information provided in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read a copy of any document we file without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from that facility upon payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

WORLDGATE COMMUNICATIONS, INC.
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of WorldGate Communications, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and redeemable preferred stock and of cash flows present fairly, in all material respects, the financial position of WorldGate Communications, Inc. and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing on page F-34 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The Company has a history of losses from operations and has a limited amount of cash and short-term investments on hand. Management's plans to fund operations beyond 2002 are discussed in Note 2.

PricewaterhouseCoopers LLP
Philadelphia, PA
February 27, 2002

WORLDGATE COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2000	2001
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$20,415	$3,356
Short-term investments	26,090	11,257
Accounts receivable less allowance for doubtful accounts of 1,450 in 2000 and $996 in 2001	4,258	3,642
Accounts receivable due from related parties	2,746	632
Inventory	11,264	6,976
Prepaid and other assets	2,096	275

Total current assets	66,869	26,138

Property and equipment	4,563	5,867
Less: accumulated depreciation and amortization	(1,056)	(2,157)
Property and equipment, net	3,507	3,710
Deposit with related party and other assets	1,098	938
Goodwill	3,367	3,006

Total assets	$74,841	$33,792

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion, notes payable	$419	$1
Notes payable-shareholders of DVA	4,786	—
Accounts payable	2,075	506
Accounts payable due to related party	12	733
Accrued expenses	1,711	1,108
Accrued compensation and benefits	4,767	1,557
Contractual Obligations related to equity financing	5,033	4,167
Deferred rent credit, current and other	30	110

Total current liabilities	18,833	8,182
Capital leases	2	—
Deferred rent credit	225	195

Total liabilities	19,060	8,377

Stockholders' equity:
Class A common stock, $0.01 par value; 50,000,000 shares authorized, 23,565,295 shares issued and outstanding at December 31, 2001 and 23,308,196 shares issued and outstanding at December 31, 2000.	233	236
Additional paid-in capital	192,899	193,488
Warrant for Class A Common Stock	1,911	1,911
Accumulated deficit	(138,682)	(170,028)
Unearned stock-based compensation	(580)	(192)

Total stockholders' equity	55,781	25,415
Total liabilities and stockholders' equity	$74,841	$33,792

The accompanying notes are an integral part of these consolidated financial statements.

WORLDGATE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	1999	2000	2001
	(Dollars in thousands, except per share amounts)
Revenues
Equipment product revenues earned from third parties	$4,115	$6,602	$4,581
Equipment product revenues earned from related parties	1,479	6,286	926
Service fee revenues earned from third parties		863	1,018
Service fee revenues earned from related parties		5,490	10,322

Total revenues	5,594	19,241	16,847

Costs and expenses:
Cost of product revenues	15,593	20,314	8,770
Cost of consulting revenues		4,849	10,343
Engineering and development (excluding depreciation and amortization amounts of $103, $475 and $1,005, respectively).	12,440	21,734	12,894
Sales and marketing (excluding depreciation and amortization amounts of $124, $241 and $308, respectively).	8,719	12,779	6,770
General and administrative (excluding depreciation and amortization amounts of $65, $179 and $198, respectively).	6,270	10,507	7,629
Depreciation and amortization	292	895	1,511

Total costs and expenses	43,314	71,078	47,917

Loss from operations	(37,720)	(51,837)	(31,070)
Interest and other income, net	3,319	3,562	1,027
Interest and other expense	(230)	(72)	(303)
Loss from unconsolidated entity		(1,250)	(1,000)

Loss before extraordinary item	(34,631)	(49,597)	(31,346)
Extraordinary item—extinguishment of debt	(1,019)

Net loss	(35,650)	(49,597)	(31,346)
Accretion on preferred stock	(2,475)

Net loss available to common stockholders	$(38,125)	$(49,597)	$(31,346)

Net loss per common share (Basic and Diluted)
Loss before extraordinary item	$(2.07)	$(2.23)	$(1.33)
Extraordinary item	(0.06)

Net loss	$(2.13)	$(2.23)	$(1.33)

Weighted average common shares outstanding (Basic and Diluted)	17,869,827	22,246,143	23,501,543

The accompanying notes are an integral part of these consolidated financial statements.

WORLDGATE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS' EQUITY (DEFICIT) AND REDEEMABLE PREFERRED STOCK

							Stockholders' Equity (Deficit)
	Redeemable Preferred Stock							Class B Common Stock
							Warrant For Redeemable Preferred Stock			Common Stock			Warrant for
	Series A		Series B		Series C
												Additional Paid-In Capital	Class A Common Stock	Accumulated Deficit	Unearned Stock-based Compensation	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
	(Dollars and shares in thousands)
Balance at December 31, 1998	2,752	$16,578	2,803	$23,569	832	$9,129	$881	9,101	$91					$(51,300)	$(1,031)	$(52,240)
Warrants issued related to notes payable													$1,030			1,030
Deferred compensation												$340			(340)
Amortization of deferred compensation															395	395
Sale of Preferred Stock, net					697	7,591
Accretion on Preferred Stock		660		985		830						(340)		(2,135)		(2,475)
Sale of Common Stock in Initial Public Offering, net										5,000	$50	96,559				96,609
Sale of Common Stock in Overallotment, net										750	8	14,640				14,648
Exercise of stock options										43		117				117
Exercise of warrants										36
Conversion of Preferred Stock to Common Stock	(2,752)	(17,238)	(2,803)	(24,554)	(1,529)	(17,550)	(881)			6,558	66	59,276	881			60,223
Conversion of Class B Common Stock to Common Stock								(9,101)	(91)	9,101	91
Net loss for the year														(35,650)		(35,650)

Balance at December 31, 1999										21,488	215	170,592	1,911	(89,085)	(976)	82,657

Authorization of deferred compensation															396	396
Sale of Common Stock										1,531	15	19,482				19,497
Issuance of Common Stock in acquisition of DVA Inc.										119	1	2,498				2,499
Exercise of Stock Options										144	2	327				329
Other										26
Net Loss for the year														(49,597)		(49,597)

Balance at December 31, 2000										23,308	233	192,899	1,911	(138,682)	(580)	55,781

Authorization of deferred compensation															388	388
Sale of Common Stock										11		31				31
Issuance of Common Stock in acquisition of DVA Inc.										231	3	387				390
Exercise of Stock Options										15		44				44
Other												128				128
Net Loss for the year														(31,346)		(31,346)

Balance at December 31, 2001										23,565	$236	$193,488	$1,911	$(170,028)	$(192)	$25,415

The accompanying notes are an integral part of these consolidated financial statements.

WORLDGATE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	1999	2000	2001
	(Dollars in thousands)
Cash flows from operating activities:
Net loss	$(35,650)	$(49,597)	$(31,346)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	292	654	1,150
Bad debt expense	150	1,300	1,502
Amortization of deferred compensation	395	396	388
Amortization of Goodwill	—	241	361
Amortization of debt issue costs	108	—	—
Loss on the disposition of fixed assets	20	—	63
Extraordinary loss on early extinguishment of debt	1,019	—	—
Non-employee stock compensation expense	—	3,454	—
Loss from investment in unconsolidated entity	—	1,250	1,000
Changes in operating assets and liabilities:
Accounts receivable	(2,826)	(4,569)	1,228
Inventories	(2,863)	(5,664)	4,288
Prepaid and other assets	(1,557)	(492)	1,981
Accounts payable	(2,356)	(728)	(848)
Accrued expenses	261	1,223	(603)
Accrued compensation and benefits	562	2,813	(3,210)
Other liabilities	285	(30)	50

Net cash used in operating activities	(42,160)	(49,749)	(23,996)

Cash flows from investing activities:
Capital expenditures	(1,463)	(2,324)	(1,451)
Proceeds from maturities of short-term investments, net	(66,414)	40,324	14,833
Investment in unconsolidated entity	—	(1,250)	(1,000)
Proceeds from sale of equipment	—	—	34
Net cash acquired—acquisition of DVA	—	63	—
Restricted cash	240	—	—

Net cash provided by (used in) investing activities	(67,637)	36,813	12,416

Cash flows from financing activities:
Proceeds from issuance of common stock	120,750	24,530	31
Proceeds from issuance of preferred stock	7,672	—	—
Proceeds from exercise of stock options	117	329	44
Stock issuance costs	(9,574)	—	—
Proceeds from issuance of notes payable	6,784	—	—
Debt issue costs	(530)	—	—
Repayment of notes payable—DVA Shareholders	—	—	(5,134)
Repayments of capital leases and notes payable	(6,294)	(764)	(420)

Net cash provided by (used in) financing activities	118,925	24,095	(5,479)

Net increase (decrease) in cash and cash equivalents	9,128	11,159	(17,059)
Cash and cash equivalents, beginning of period	128	9,256	20,415

Cash and cash equivalents, end of period	$9,256	$20,415	$3,356

The accompanying notes are an integral part of these consolidated financial statements.

WORLDGATE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except for per share amounts)

1.    Organization

        WorldGate Communications, Inc. ("WorldGate" or "the Company") provides a television service that delivers Internet access and interactivity through cable television systems. The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated. The Company accounts for its investment in the TVGateway joint venture under the equity method.

2.    Summary of Significant Accounting Policies

  Operations and Liquidity

        To date, the Company has funded operations primarily through private sales of equity securities and through an initial public offering of common stock in April 1999. At December 31, 2001, the Company had cash, cash equivalents, and short-term investments of $14,613. The net cash and short-term investment usage during the fourth quarter ending December 31, 2001 was $4,821. In late 2000 and in April and October 2001, the Company implemented an organizational restructuring, staff reduction programs and other measures to reduce cash usage and manage inventory. The Company realized some of the benefits of this program in fiscal 2001. The Company has continued to aggressively manage its expenses, and it believes the program should have an additional annualized impact of approximately $5,000, or approximately $1,300 of cash savings per quarter. Based on the Company's operating budget and cash flow projections for 2002, the Company believes that it has sufficient cash and short-term investments to fund its operations beyond December 31, 2002. Even if the Company meets its budget and cash flow projections, the Company may need to obtain additional financing in early 2003. Should the Company miss its budget and cash flow targets, it believes that it has the ability to quickly scale back operations in order to conserve enough cash and short-term investments to fund its operations beyond December 31, 2002.

        The Company has virtually no outstanding debt and its assets are not pledged as collateral. The Company continues to evaluate possibilities to obtain additional financing through public or private equity offerings, bank debt financing, asset securitizations or from other sources. Such additional financing would be subject to the risk of availability, may be dilutive to our shareholders, or could impose restrictions on operating activities. There can be no assurance that this additional financing will be available on terms acceptable to the Company, if at all.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash balances at financial institutions, which at times exceed the $100 FDIC limit.

  Short-Term Investments

        Short-term investments consist of debt securities with original maturities greater than three months and less than one year. All such debt securities are classified as available for sale. Available for sale securities are carried at fair market value, with unrealized gains and losses reported in stockholders' equity as a component of other comprehensive income (loss). As of December 31, 1999, 2000 and 2001, the fair market value of available for sale securities equaled the carrying value. Gains or losses on securities sold are based on the specific identification method.

  Inventories

        Inventories are stated at the lower of cost or market on an average cost basis.

  Property and Equipment

        Property and equipment is carried at original cost. Depreciation is recorded on the straight-line method over the estimated useful lives of the related assets. The Company depreciates furniture and fixtures over seven years; office equipment over five years; and computer equipment and trade show exhibits over three years. Leasehold improvements are capitalized and amortized on the straight-line basis over the shorter of their useful life or the term of the lease. Maintenance and repairs are expensed as incurred. When the property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

        Qualified internally developed software costs for internal use are capitalized subsequent to both the preliminary project stage and when management has committed to funding, in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed and obtained for Internal Use." The external direct costs of software, materials and services directly associated with the project are capitalized. Upon completion, internally developed software costs are depreciated over their estimated useful life of three years.

  Goodwill

        Goodwill in the amount of $3,608 was recorded in connection with the Company's acquisition of Digital Video Art, Inc. ("DVA") and represents the excess of cost over the fair value of net assets acquired. Goodwill is amortized using the straight-line method over ten years.

  Long-lived Assets

        The Company periodically evaluates the carrying value of long-lived assets, including goodwill, when events and circumstances warrant such review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such assets are separately identifiable and are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Measurement of the impairment, if any, will be based upon the difference between carrying value and the fair value of the asset. There have been no asset impairments for the years ended December 31, 1999, 2000 and 2001.

  Revenue Recognition

        In addition to the following criteria, the Company does not recognize revenue before evidence of an agreement exists, prices are fixed or determinable and collectibility is reasonably assured. The Company derives revenue from the sale of headend units and other equipment to cable operators. Revenue from the sale of equipment is recognized by the Company when the products are shipped to and accepted by the customer.

        The Company also derives revenue from charges to cable operators for their subscribers' monthly access to the Company's service and service and maintenance fees. These revenues are recognized as services are rendered.

        Revenues from advertising are recognized by the Company when earned. Depending on specific arrangements, advertising revenues are earned when a customer's advertisement is displayed on our page or when a subscriber clicks on the banner advertisement.

        The Company derives revenue from TVGateway from charges for licensing fees, management consulting, engineering, product delivery services and certain administrative costs. These revenues are recognized as services are rendered.

  Cost of Revenues

        Cost of equipment product revenues includes costs related to the production of hardware, installation and training as well as costs incurred for the assembly, installation and testing of systems. Cost of service fee revenues includes consulting fees covering engineering, development, support and administrative services.

  Engineering and Development Costs

        Engineering and development costs are expensed as incurred.

  Advertising Costs

        Advertising costs, included in sales and marketing expense, are expensed in the period incurred. Advertising expenses were $972, $1,177 and $1,163 for the years ended December 31, 1999, 2000 and 2001, respectively.

  Income Taxes

        Provision for income taxes is determined based on the asset and liability method. The asset and liability method provides that deferred tax balances are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities or assets at the end of each period are determined using the tax rate enacted under the current tax law. The measurement of net deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized, and a corresponding valuation allowance is established.

  Stock-Based Compensation

        Stock-based compensation is recognized using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an individual must pay to acquire the stock and amortized over the vesting period. All transactions, with other than employees, in which goods and services are the consideration received for the issuance of equity instruments, such as stock options, are expensed based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The Company has adopted the disclosure only provisions of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) (see Note 7).

  Net Loss Per Share (Basic and Diluted)

        Basic and diluted net loss per common share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per common share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of Series A, Series B, and Series C Preferred Stock. The Series A, Series B, and Series C Preferred Stock were converted into shares of the Company's common stock at the time of the IPO in April 1999. The number of potential common shares which would have been assumed to be converted in the years ended December 31, 1999, 2000 and 2001 and have a dilutive effect if the Company had income from continuing operations is 918,905, 8,310,197, and 2,211,662, respectively.

  Comprehensive Loss

        As it relates to the Company, components of comprehensive loss include net loss and unrealized gains and losses on available for sale securities. For the years ended December 31, 1999, 2000 and 2001, Net loss and comprehensive loss were identical because the carrying value of the Company's available for sale securities equaled the fair market value of such securities.

  Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. The book value of cash and cash equivalents, accounts receivable, and accounts payable is considered to be representative of their fair value because of their short maturities. Short-term investments are carried at market value.

  Concentration of Credit Risk

        Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents, short-term investments, and accounts receivable. The Company has its cash and cash equivalents placed with high quality, creditworthy financial institutions. As part of its cash management process, the Company performs periodic evaluation of the relative credit standing of these institutions. Credit risk on the Company's short-term investments is managed through diversification and by investing in mortgage-backed securities issued by U.S. government agencies and high-quality corporate issuers.

        Accounts receivables consist of receivables from cable operators and TVGateway. Furthermore, a significant portion of our revenues is generated outside the U.S., in particular in South America and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company has established allowances for potential credit losses and such losses have not exceeded management expectations.

        Accounts receivable from major customers in excess of 10% of total accounts receivable were as follows:

Customer	2000	2001
A	24%	—
B	11%	14%
C	15%	11%
D	15%	—
E	12%	—
F	—	16%
G	—	16%

	77%	57%

        Sales to major customers, in excess of 10% of total revenues, were as follows for each of the years ended December 31:

Customer	1999	2000	2001
A	26%	33%	—
B	13%	—	—
C	—	28%	60%
D	17%	—	—

	56%	61%	60%

        Revenues by geographic area are attributed to the United States and to all foreign countries based on customer locations as follows:

	1999	2000	2001
	(Dollars in thousands)
United States	3,744	16,496	12,794
Other North America (including Latin America)	76	1,897	659
South America	342	408	2,293
Asia	1,151	366	32
Europe	281	74	1,069

Total	5,594	19,241	16,847

        All of the Company's long-lived assets are located in the United States.

  Vulnerability Due to Certain Concentrations

        The Company's growth and future success is substantially dependent upon its ability to convince cable operators to offer and continue to offer our interactive TV products to their subscribers.

        The Company is highly reliant on two suppliers of set-top cable boxes. At present the agreements with these manufacturers do not require them to ensure compatibility of the WorldGate technology with their current or next generation cable boxes or prohibit them from establishing relationships with the Company's competitors.

  Reclassifications

        Certain items related to 2000 and 1999 have been reclassified to conform with the 2001 reporting format.

  Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("FAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 141 requires that all business combinations be accounted for under the purchase method, and the use of the pooling-of-interests method is prohibited for business combinations initiated after June 30, 2001. FAS 141 also establishes criteria for the separate recognition of intangible assets acquired in a business combination. FAS 142 requires that goodwill no longer be amortized to earnings, but instead be subject to periodic testing for impairment. As of December 31, 2001, the Company has $3,006 of unamortized goodwill, and incurred $361 of amortization expense in the year ending December 31, 2001. The Company will adopt the provisions of FAS 142 in its first quarter ended March 31, 2002. The Company expects that it will no longer record $361 of annual amortization relating to its existing goodwill.

        FAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. The Company has not yet determined what effect these impairment tests will have on the Company's earnings and financial position.

        The following table provides comparative earnings and earnings per share had the non-amortization provisions of SFAS No. 142 been adopted for the previous periods presented:

	For the Years ended December 31,
	1999	2000	2001
Net loss available to common stockholders before extraordinary item	($37,106)	($49,597)	($31,346)
Add back: Goodwill amortization	0	241	361

Adjusted net loss available to common stockholders before extraordinary item	($37,106)	($49,356)	($30,985)

Reported net loss available to common stockholders	($38,125)	($49,597)	($31,346)
Add back: Goodwill amortization	0	241	361

Adjusted net loss available to common stockholders	($38,125)	($49,356)	($30,985)

Basic and diluted earnings per common share:
Reported net loss available to common stockholders before extraordinary item	($2.07)	($2.23)	($1.33)
Adjusted net loss available to common stockholders before extraordinary item	($2.07)	($2.22)	($1.32)
Reported extraordinary item	($0.06)	—	—
Reported net loss per common share	($2.13)	($2.23)	($1.33)
Adjusted net loss per common share	($2.13)	($2.22)	($1.32)

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires, among other things, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. FAS 143 will be adopted by the Company commencing January 1, 2003 and is not expected to have a significant impact on the Company's financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. FAS 144 will be adopted by the Company in the first quarter of 2002 and is not expected to have a significant impact on the Company's financial statements.

3.    Inventories

        Inventories as of December 31, 2000 and 2001 are summarized as follows:

	2000	2001
	(Dollars in Thousands)
Raw material	$5,280	$4,813
Work-in-progress	2,295	19
Finished goods	1,746	1,013
Inventory held by customers and vendors	1,943	1,131

	$11,264	$6,976

4.    Property and Equipment

        Property and equipment consist of the following at December 31, 2000 and 2001:

	2000	2001
	(Dollars in Thousands)
Computer equipment and internally developed software	$1,373	$1,673
Office equipment	751	1,267
Furniture and fixtures	1,252	1,335
Trade show exhibits	530	730
Leasehold improvements	635	840
Capital leases:
Equipment	22	22

	4,563	5,867
Less accumulated depreciation and amortization:
Property and equipment	(1,040)	(2,137)
Capital leases	(16)	(20)

Property and equipment, net	$3,507	$3,710

5.    Financing Agreements

        In March 1999, the Company received proceeds of $912 and $4,558 through the issuance of $1,000 and $5,000 of notes payable with a stated interest rate of 12.48% due September 1999 and December 1999, respectively. These notes became immediately due, and were paid, upon the completion of the IPO.

        At December 31, 2001, the remaining equipment notes payable balance totaled $1. This balance was paid subsequent to year end. The weighted average interest rate on the outstanding notes payable borrowings for the years ended December 31, 2000 and 2001 was 8.89% and 10.6%, respectively.

6.    Income Taxes

        The significant components of deferred tax assets at December 31, 2000 and 2001 are as follows:

	2000	2001
	(Dollars in Thousands)
Federal tax loss carryforward	$37,594	$50,741
State tax loss carryforward	4,046	4,759
Property and equipment	2,761	2,023
Research and experimentation credit	1,277	1,958
Officers' compensation, accrued expenses and other	424	670
Bad debt expense	589	1,199
Compensation on non-qualified stock options	1,012	—

	47,703	61,350
Less: valuation allowance	(47,703)	(61,350)

	—	—

        A valuation allowance was established against the Company's net deferred tax asset due to the Company's lack of earnings history and, accordingly, the uncertainty as to the reliability of the asset.

        In accounting for income taxes, the Company recognizes the tax benefits from current stock option deductions after utilization of net operating loss carryforwards from operations (i.e., net operating loss carryforwards determined without deductions for exercised stock options) to reduce income tax expense. Because stock options deductions are not recognized as an expense for financial statement purposes, the tax benefit of stock option deductions must be credited to additional paid-in capital.

        At December 31, 2001, the Company had a net operating loss carryforward of approximately $149,238 for federal tax purposes, expiring between 2011 and 2021 if not utilized. The net operating loss carryforward for state tax purposes is approximately $47,642, which will expire in 2011. These carryforwards may be applied as a reduction to future taxable income of the Company, if any. The state net operating loss carryforwards are limited by state tax law to a maximum utilization of $2,000 per year. The Company also has research and experimentation credit carryforwards of approximately $1,958, expiring between 2011 and 2021. The Company's ability to utilize its net operating loss carryforwards and credit carryforwards may be subject to annual limitations as a result of prior or future changes in ownership and tax law as defined under Section 382 of the Internal Revenue Code of 1986. Such limitations are based on the market value of the Company at the time of ownership change multiplied by the long-term exempt note supplied by the Internal Revenue Service.

7.    Stockholders' Equity (Deficit)

  Common Stock

        In February 1999, the Board of Directors approved a 2-for-3 reverse stock split effective simultaneously with the IPO. All common stock share data have been retroactively adjusted to reflect this change.

7.    Stockholders' Equity (Deficit) (Continued)

        In April 1999, the Company completed its IPO of 5,000,000 shares of its common stock at $21.00 per share. The proceeds to the Company, net of underwriting discounts, commissions, and offering expenses were approximately $96,559. Concurrent with the closing of the IPO, all outstanding shares of Series C Convertible Preferred Stock and Series B Convertible Preferred Stock automatically converted into an equal number of shares of Class B Common Stock, and all outstanding shares of Series A Convertible Preferred Stock automatically converted into two shares of Class B Common Stock. All of the outstanding shares of Class B Common Stock then converted into Class A Common Stock. In May 1999 the Company closed on the exercise by the underwriters of their over-allotment option to purchase 750,000 additional shares of common stock at $21.00 per share. The proceeds to the Company, net of underwriting discounts, were approximately $14,640. Upon completion of the IPO in April 1999, the Company repaid the loans obtained during March 1999 (see Note 5). As a result of the repayment of the loans the Company recognized a loss on the early extinguishment of debt of $1,019 in April 1999.

  Convertible Mandatory Redeemable Preferred Stock

        In 1997, the Company sold 819,111 shares of Series A preferred Stock for $4.395 per share for $3,401, net of $199 of offering expenses. Upon completion of the IPO these shares were converted into shares of common stock.

        In December 1997, the Company sold 2,783,031 shares of Series B Preferred Stock at $7.10 per share for $18,640, net of $1,120 of offering expenses. Upon completion of the IPO these shares were converted into shares of common stock.

        In December 1998, the Company sold 832,277 shares of Series C Preferred Stock for $11.00 per share for $8,623, net of $532 of offering expenses. Upon completion of the IPO these shares were converted into shares of common stock.

        In January and February 1999, the Company sold 697,437 shares of Series C Preferred Stock at a purchase price of $11.00 per share for $7,672. Upon completion of the IPO these shares were converted into shares of common stock.

  Warrants

        In connection with the Series B Preferred Stock private placement in December 1997, the underwriter received warrants to purchase 60,474 and 12,375 shares of Series B Preferred Stock at $7.10 per share. Upon the completion of the IPO the warrants were converted to warrants to purchase shares of common stock. These warrants were exercised in December 1999 for 35,674 shares of common stock.

        In connection with the issuance of notes payable in March 1999 (see Note 5), the holders of the notes received warrants to purchase up to 331,490 shares of common stock, subject to adjustment, at an exercise price of $16.50 per share, subject to adjustment. The fair value of the warrants have been accounted for as an additional discount on the notes payable. As a result of the issuance of the warrants, the Company recorded approximately $1.0 million as an additional discount of the notes payable which was the estimated fair market value of the warrant at that time.

        In August 2000, the Company issued warrants to the TVGateway partners as part of the TVGateway Joint Venture more fully described in Note 11. These warrants may be exercised to purchase in the aggregate up to 1,500,000 shares of common stock at a per share exercise price of $24.78 and up to 500,000 additional shares of common stock at a per share exercise price of $12.39. The warrants are subject to vesting at varying rates based on the deployment of the Company's Internet TV service on each operator's digital cable systems.

        In November 2000, we entered into a deployment agreement with AT&T Broadband to deploy the Company's interactive services to AT&T digital customers in Cedar Falls and Waterloo, Iowa and Tacoma, Washington. As part of this agreement, the Company issued warrants to AT&T to purchase up to 1,000,000 shares of the Company's common stock at a per share exercise price of $16.02. The warrants are subject to vesting at varying rates based on the deployment of the Company's Internet TV service on AT&T's digital cable systems.

  Stock Option Plan

        In December 1996, the Company adopted the 1996 Stock Option Plan ("1996 Plan"). This plan provides for the granting of stock options to officers, directors, employees and consultants. Grants under this plan may consist of options intended to qualify as incentive stock options ("ISOs"), or nonqualified stock options that are not intended to so qualify ("NQSOs"). The option price of any ISO will not be less than the fair market value on the date the option is granted (110% of fair value in certain instances). The option price of NQSOs may be greater than, equal to, or less than the fair market value on the date the option is granted. The 1996 plan originally authorized a maximum of 933,333 shares of common stock.

        In May 1999 and May 2000, the Board increased the total number of shares of common stock available under the 1996 Plan to 1,600,000 and 3,200,000 shares, respectively. In October 2000, the Company's stockholders approved these increases. In February 2001, the Board approved an automatic annual increase of shares reserved under the 1996 Plan in an amount equal to the lesser of 4% of the then outstanding shares of the Company's common stock or 1,000,000 shares. In October 2001, the Company's stockholders approved this increase.

        The Plan is administered by a committee of the Board of Directors. The committee determines the term of each option, provided, however, that the exercise period may not exceed ten years from the date of grant, and for ISOs, in certain instances, may not exceed five years. The options granted under this plan vest ratably over a four-year period from the date of grant.

        Unearned compensation expense of approximately $1,133 and $340 was recorded, for certain options which were granted to employees in 1998 and 1999, respectively, at below the estimated fair value at the time of grant, to acquire 213,343 and 39,058 shares of common stock, respectively. The compensation expense is being recognized over a four-year vesting period. No such options were granted during 2000 and 2001. Compensation expense of approximately $395, $396, and $388 was recognized in 1999, 2000 and 2001, respectively, related to these grants. As of December 31, 2001, there remains $192 of compensation expense to be recognized.

        On February 15, 2001, the Company's Board of Directors approved a plan (the "Exchange Offer") pursuant to which the Company would offer its employees and directors the opportunity to exchange all outstanding options to purchase shares of the Company's common stock granted under the Company's 1996 stock option plan having an exercise price of $5.00 or more per share (the "eligible options") together with all options granted to holders of eligible options within the six month period prior to the expiration date of the Exchange Offer, for new options to be granted six months and one day after the expiration of the Exchange Offer. On June 22, 2001, the Company commenced the Exchange Offer and filed with the SEC a Tender Offer Statement on Schedule TO. The Exchange Offer expired on July 30, 2001. Pursuant to the Exchange Offer, the Company accepted for exchange options to purchase 696,359 shares of the Company's common stock, representing approximately 21.31% of the options that were eligible to be tendered in the Exchange Offer. Subject to the terms of the Exchange Offer, on January 31, 2002 the Company granted options to purchase an aggregate of 558,742 shares of common stock, in exchange for such tendered options, having an exercise price per share equal to the closing price of a share of the Company's common stock as reported on the Nasdaq National Market on January 31, 2002, which was $1.9297. The Exchange Offer did not result in the recognition of compensation expense by the Company.

        If compensation expense had been determined based on the fair value of the options at the grant dates for those options for which no compensation expense has been recognized, consistent with the method of SFAS 123, the Company's net loss and loss per share would have been:

	1999	2000	2001
	(Dollars in Thousands, except per share amounts)
Net loss available to common stockholders:
As reported	$(38,125)	$(49,597)	$(31,346)
Pro forma	$(39,165)	$(55,316)	$(38,414)
Net loss per common Share:
Basic and diluted
As reported	$(2.13)	$(2.33)	$(1.33)
Pro forma	$(2.19)	$(2.49)	$(1.63)

        Such pro forma disclosures may not be representative of future compensation expense because options vest over several years and additional grants are made each year.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes minimum value option valuation model. The following weighted-average assumptions were used for grants in 1999, 2000 and 2001, respectively: expected volatility of 0%, 80% and 100%; average risk-free interest rates of 5.3%, 6.1%; and 4.83% dividend yield of 0%; and expected lives of 6.0, 5.5 and 5.0 years. The weighted-average fair value of the options granted during the year was $14.42, $14.33 and $2.29 per option at December 31, 1999, 2000 and 2001, respectively.

  Stock Option Plan, continued

        A summary of the Company's stock plan is presented below:

	Stock Options	Weighted-Average Exercise Price
Outstanding, December 31, 1998	556,203	$3.04
Granted	707,555	$19.85
Exercised	(43,405)	2.76
Cancelled/forfeited	(48,768)	3.49

Outstanding, December 31, 1999	1,171,585	$13.18
Granted	1,736,663	$17.91
Exercised	(127,549)	2.29
Cancelled/forfeited	(181,266)	18.77

Outstanding, December 31, 2000	2,599,433	$15.99
Granted	1,456,640	$3.02
Exercised	(15,449)	2.89
Cancelled/forfeited	(1,832,058)	17.92

Outstanding, December 31, 2001	2,208,566	$5.93

        The following table summarizes information about stock options outstanding at December 31, 2001:

	Stock Options Outstanding
				Stock Options Exercisable
		Weighted- Average Remaining Contractual Life (Years)
Range of Exercise Prices	Shares		Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$0.75–$2.25	183,293	5.7	$2.04	174,989	$2.04
$2.50-$3.01	1,166,315	9.3	2.74	236,087	2.78
$4.16-$8.25	584,828	8.1	5.62	229,767	5.03
$16.50–$22.88	149,563	7.8	19.22	92,201	18.74
$23.57-$41.00	124,567	8.4	27.01	30,585	30.53

	2,208,566	8.6	$5.93	763,629	$6.33

        For a period of approximately three (3) weeks in May 2001, executives (including the Chief Executive Officer) were granted four options, which vest in equal installments over a three-year period, for each share of common stock they purchased. The 4-for-1 matching grant was capped at the point that the aggregate purchase price of shares bought by an executive reached one hundred thousand dollars.

  Employee Stock Purchase Plan

        On February 15, 2001, our Board of Directors adopted the WorldGate 2001 Employee Stock Purchase Plan. The Stock Purchase Plan provides the Company's eligible employees with the opportunity to periodically acquire shares of our common stock through payroll deductions. In general, the Stock Purchase Plan provides that:

  •
  each employee who has completed six months of continuous employment with WorldGate is eligible to participate in the Stock Purchase Plan so long as the employee customarily works at least 20 hours per week and 5 months per year;

  •
  participants in the Stock Purchase Plan are permitted to contribute up to fifteen percent of their compensation towards the purchase of our common stock;

  •
  at the end of each calendar quarter, the contributions of the participants are used to purchase shares of the Company's common stock at the lower of eighty-five percent of the market price of our common stock: (i) at the beginning of each calendar quarter or (ii) at the end of each calendar quarter;

  •
  shares of the Company's common stock which are purchased under the Stock Purchase Plan are not transferable by the participant until at least one year has elapsed from the enrollment date of the purchaser of such shares;

  •
  a maximum of 750,000 shares of the Company's common stock (plus an annual increase of 375,000 shares) may be purchased in the aggregate by participants in the Stock Purchase Plan; and

  •
  the Company's Board has the power and authority to administer the Stock Purchase Plan and may, subject to certain limitations, suspend, revise, terminate or amend the Stock Purchase Plan.

        The Company's shareholders approved the Stock Purchase Plan at the Annual Meeting in October 2001. During 2001, the Company sold 10,697 shares of common stock under the Stock Purchase Plan for proceeds of $31.

8.    Net Loss Per Share

        The following table is a reconciliation of the numerators and denominators of the basic and diluted per share computations:

	Years Ended December 31
	1999	2000	2001
Loss before extraordinary item	$(34,631)	$(49,597)	$(31,346)
Extraordinary item	(1,019)	—	—
Preferred stock dividend and Accretion requirements	(2,475)	—	—

	$(38,125)	$(49,597)	$(31,346)

Basic loss per average common share:
Weighted average shares outstanding	17,869,827	22,246,143	23,501,543
Loss per average common share before extraordinary item	$(2.07)	$(2.23)	$(1.33)
Extraordinary Item	$(0.06)	$—	$—
Net loss to common shareholders	$(2.13)	$(2.23)	$(1.33)
Diluted loss per average common share:
Weighted average shares outstanding	17,869,827	22,246,143	23,501,543
Loss per average common share before extraordinary item	$(2.07)	$(2.23)	$(1.33)

9.    Commitments and Contingencies

  Legal

        The Company is not currently a party to any legal action.

  Leases

        The Company has entered into noncancelable operating leases for its office facilities and certain equipment.

        The future minimum rental commitments under noncancelable capital leases and operating leases for each fiscal year ended December 31 are as follows:

Fiscal Year	Capital Leases	Operating Leases
	(Dollars in Thousands)
2002	2	953
2003	—	909
2004	—	927
2005	—	945
2006	—	963
Thereafter	—	2,464

	$2	$7,161

Less amounts representing interest	(1)

Present value of net minimum lease payments (including currently payable)	$1

        Total rent expense for operating leases for the years ended December 31, 1999, 2000, and 2001 amounted to approximately $1,041, $1,361, and $1,785, respectively.

10.    Related Party Transactions

        In 1997, the Company entered into an affiliation agreement with a cable operator who is an investor. Revenues recognized from this investor were approximately $1,479, $6,362, and $242 for the years ended December 31, 1999, 2000, and 2001, respectively. Accounts receivable amounted to approximately $1,711 and $73 at December 31, 2000 and 2001, respectively.

        The Company has agreements with some investors to provide engineering and development support. As a result of these agreements, the Company has expensed approximately $5,823, $7,499, and $1,379 for the years ended December 31, 1999, 2000, and 2001, respectively. Accounts payable amounted to approximately $12 and $733 at December 31, 2000 and 2001, respectively. These stockholders are suppliers of technology and components for the Company's products and services. The agreements the Company has with these investors provide for licensing of technology, as well as contracted services, including hardware and software development, product testing and certification, and the creation and development of tools and systems to facilitate the Company's engineering efforts. These agreements do not provide for ongoing royalties, purchase provisions, nor for any requirement to provide additional funding to the Company.

        In 1998, the Company entered into a leasing arrangement for a building with an entity formed by non-employee investors. Included in Deposits and other is approximately $900 related to this lease.

11.    TVGateway Joint Venture and Related Cable Operator Agreements

        The Company is providing certain administrative services to a joint venture formed in July 2000 with four cable operators on a cost plus management fee basis pursuant to a management agreement entered into with those cable operators (the "TVGateway Management Agreement"). The current term of the TVGateway Management Agreement will expire on December 31, 2002. This term will automatically renew for an additional one-year term, until December 31, 2003, unless TVGateway elects not to renew by providing written notice at least 90 days prior to that date. TVGateway may transition all or part of the services provided by the Company to a third party with four months notice to the Company. For the years ended December 31, 2000 and 2001, charges for such services, which are included in service fee revenue, totaled $5,344 and $10,045, respectively. In addition, product sales to TVGateway for the years ended December 31, 2000 and 2001 were $70 and $961, respectively. Accounts receivable from TVGateway amounted to $1,035 and $559 at December 31, 2000 and 2001, respectively. WorldGate is accounting for its investment in the joint venture under the equity method. For the years ended December 31, 2000 and 2001, WorldGate recorded losses of $1,250 and $1,000, respectively, for this investment.

        Concurrent with the consummation of multi-year agreements with four cable operators, the Company entered into a supply agreement with the cable operators whereby the Company agreed to supply these cable operators, on a pro rata basis, products that pertain to the development and deployment of the WorldGate ITV Service. The Company recorded a liability of $5,110 for the anticipated cost of satisfying this obligation. At December 30, 2001 the Company had a remaining liability of $4,167 relating to this obligation.

11.  TVGateway Joint Venture and Related Operator Agreements (Continued)

        Summarized financial information for the Company's investment in the TVGateway joint venture, accounted under the equity method is summarized below:

TVGateway LLC	2000	2001
	(Dollars in thousands)
Total assets	$1,437	$5,314
Current liabilities	1,074	129
Members' interest	$363	$5,185
	Year Ended December 31,
	2000	2001
	(Dollars in thousands)
Net sales	$2	$339
Loss from operations	(5,381)	(9,819)
Net loss	$(5,287)	$(9,716)

12.    Digital Video Art, Inc. Acquisition

        On April 28, 2000, the Company completed the acquisition of Digital Video Art, Inc. ("DVA"), a Campbell, California based engineering services operation providing out-sourced product development, with expertise in digital television and 3D graphics.

        The total purchase consideration of $3,977 consisted of 119,000 shares of Common Stock with a value of $2,500, assumption of obligations totaling $1,332, and acquisition costs of $145. The purchase consideration of the acquired assets and assumed liabilities were allocated based on fair values as follows:

Assets acquired	$582
Liabilities assumed	(213)
Goodwill	3,608

Total purchase consideration	$3,977

        In addition, the total purchase price included $4,174 in contingent consideration which became determinable during the fourth quarter of 2000. The Company expensed this contingent consideration as compensation in engineering and development expense.

        During March 2001, the Company placed $4,424 into an escrow account for the payment of this contingent consideration and the remainder of the then outstanding purchase consideration. In April 2001, the Company began making payments from the escrow fund to the DVA shareholders of $3,225, of which $2,836 was paid in cash and $390 was paid by delivery of 231,000 shares of common stock, leaving $1,199 remaining in the escrow account as of September 30, 2001. The remaining obligation of the Company to DVA in the amount of $1,199 was paid by the Company in cash in

October 2001. During all of 2001, the above amounts included, the Company paid $5,134 in cash and $390 in stock to satisfy their liability to the DVA shareholders.

        The pro forma results of operations for DVA for the twelve months ended December 31, 2000 were not significant.

13.    Employee Benefit Plan

        In 2000, the Company established a Retirement Savings Plan that is funded by the participant's salary reduction contributions. All employees of the Company are eligible to participate in the plan upon joining the Company. The plan is intended to permit any eligible employee who wishes to participate to contribute up to 12% of the employee's compensation on a before-tax basis under Section 401(k) of the Internal Revenue Code, subject to certain limitations. The plan provides for discretionary Company matching contributions that are to be made in proportion to each employee's contribution as well as discretionary Company profit-sharing contributions, subject to certain limitations. Discretionary Company matching contributions and profit-sharing contributions vest based upon the employee's length of service and are payable upon an employee's retirement, death, disability or termination of employment or, under specified circumstances, upon an employee's immediate and heavy financial emergency. Contributions are invested, in such proportions as the employee may elect in any of 10 mutual investment funds. In 2000 and 2001, the Company made no discretionary profit-sharing contributions to the plan.

14.    Supplemental disclosure of cash flow information

	Year ended December 31,
	1999	2000	2001
	(Dollars in thousands)
Cash paid for interest	$121	$72	$93

Noncash investing and financing activities:
Accretion on preferred stock	$2,475	$—	$—
Issuance of warrant related to note payable	1,031	—	—
Conversion of preferred stock to common stock	59,342	—	—
Conversion of warrants to purchase preferred stock	881	—	—
Issuance of common stock for Acquisition of business.	—	2,500	—
Issuance of notes payable for acquisition of business	—	1,332	—
Establishment of contractual obligation related to equity financing	—	5,110	—
Utilization of contractual obligation related to equity financing	—	—	866
Issuance of common stock in payment of notes payable to DVA shareholders	—	—	390
Increase in notes payable to DVA shareholders from reduced valuation realized on common stock issued	—	—	738

Supplemental Quarterly Data (unaudited):

	Fourth	Third	Second	First
	(Dollars in thousands)
2001
Net revenues	$4,195	$3,795	$4,776	$4,080
Loss from operations	(4,520)	(7,575)	(9,078)	(9,897)
Net loss	(4,547)	(7,408)	(8,803)	(10,587)
Basic and diluted net loss per common share	(0.19)	(0.31)	(0.38)	(0.45)
2000
Net revenues	7,472	6,618	3,576	1,573
Loss from operations	(14,991)	(13,106)	(11,746)	(11,994)
Net loss	(14,887)	(12,893)	(10,984)	(10,833)
Basic and diluted net loss per common share	(0.64)	(0.57)	(0.51)	(0.50)

 WORLDGATE COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in Thousands)

	September 30, 2002	December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$1,472	$3,356
Short—term investments	4,463	11,257
Accounts receivable, less allowance for doubtful accounts of $1,418 at September 30, 2002 and $996 at December 31, 2001	1,824	3,642
Accounts receivable due from related parties	752	632
Inventory, less reserve for obsolescence of $382 at September 30, 2002 and $0 at December 31, 2001	4,504	6,976
Prepaid and other assets	414	275

Total current assets	13,429	26,138

Property and equipment	5,905	5,867
Less: accumulated depreciation and amortization	(3,087)	(2,157)

Property and equipment, net	2,818	3,710
Deposit with related party and other assets	875	938
Goodwill	0	3,006
Total assets	$17,122	$33,792

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion, notes payable	$199	$1
Accounts payable	659	506
Accounts payable due to related party	1,083	733
Accrued expenses	924	1,108
Accrued compensation and benefits	1,026	1,557
Contractual obligations related to equity financing	4,142	4,167
Other	90	110

Total current liabilities	8,123	8,182
Other	173	195

Total liabilities	8,296	8,377

Stockholders' equity:
Common Stock, $.01 par value, 50,000,000 shares authorized, 23,576,243 shares issued and outstanding at September 30, 2002 and 23,565,295 shares issued and outstanding at December 31, 2001	236	236
Additional paid-in capital	193,526	193,488
Warrant for Common Stock	1,911	1,911
Accumulated deficit	(186,826)	(170,028)
Unearned stock-based compensation	(21)	(192)

Total stockholders' equity	8,826	25,415

Total liabilities and stockholders' equity	$17,122	$33,792

The accompanying notes are an integral part of these financial statements.

WORLDGATE COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in Thousands, Except per Share and Share Amounts)

	Three Months ended September 30,		Nine Months ended September 30,
	2002	2001	2002	2001
Revenues
Equipment product revenues earned from third parties	$445	$585	$481	$3,887
Equipment product revenues earned from related parties	87	(93)	263	506
Service fee revenues earned from third parties	207	262	963	759
Service fee revenues earned from related parties	3,557	3,041	9,682	7,500

Total revenues	4,296	3,795	11,389	12,652

Costs and expenses
Cost of equipment product revenues	685	1,501	4,354	8,715
Cost of service fee revenues	3,291	2,686	9,120	6,657
Engineering and development (excluding depreciation and amortization amounts of $151 and $272 for the three months ended September 30, 2002 and 2001, respectively, and $450 and $730 for the nine months ended September 30, 2002 and September 30, 2001, respectively).	1,920	3,144	6,711	10,725
Sales and marketing (excluding depreciation and amortization amounts of $80 and $81 for the three months ended September 30, 2002 and September 30, 2001, respectively, and $243 and $227 for the nine months ended September 30, 2002 and September 30, 2001, respectively).	561	1,481	2,069	5,869
General and administrative (excluding depreciation and amortization amounts of $88 and $49 for the three months ended September 30, 2002 and September 30, 2001, respectively, and $261 and $147 for the nine months ended September 30, 2002 and September 30, 2001, respectively).	680	2,156	2,038	6,132
Depreciation and amortization	319	402	954	1,104
Goodwill impairment	0	0	3,006	0

Total costs and expenses	7,456	11,370	28,252	39,202

Loss from operations	(3,160)	(7,575)	(16,863)	(26,550)
Interest and other income	35	171	140	924
Interest and other expense	(38)	(4)	(74)	(173)
Loss from Unconsolidated Entity	0	0	0	(1,000)

Net loss	$(3,163)	$(7,408)	$(16,797)	$(26,799)

Net loss per common share (basic and diluted)	$(0.13)	$(0.31)	$(0.71)	$(1.14)

Weighted average common shares outstanding — basic and diluted	23,576,243	23,559,223	23,572,577	23,480,080

The accompanying notes are an integral part of these financial statements.

WORLDGATE COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in Thousands)

	Nine months ended September 30,
	2002	2001
Cash flows from operating activities:
Net loss	$(16,797)	$(26,799)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	954	833
Bad debt expense	402	550
Provision for inventory	1,601	1,307
Amortization of deferred compensation	171	291
Amortization of goodwill	0	271
Impairment of goodwill	3,006	0
Loss from investment in unconsolidated entity	0	1,000
Changes in operating assets and liabilities:
Accounts receivable	1,296	2,128
Inventories	871	2,556
Prepaid and other assets	(76)	1,065
Accounts payable	820	(921)
Accrued expenses	(501)	(172)
Accrued compensation and benefits	(531)	(1,554)
Other	(43)	(22)
Net cash used in operating activities	(8,827)	(19,467)

Cash flows from investing activities:
Capital expenditures	(62)	(1,144)
Proceeds from maturities of short-term investments, net	6,794	15,728
Investment in unconsolidated entity	0	(1,000)
Restricted cash net—DVA escrow	0	(1,199)

Net cash provided by investing activities	6,732	12,385
Cash flows from financing activities:
Proceeds from exercise of stock options	0	45
Proceeds from issuance of common stock	13	22
Repayment of notes payable—DVA shareholders	0	(3,938)
Proceeds from notes payable	443	0
Repayment of capital leases and notes payable	(245)	(390)
Net cash provided by (used in) financing activities	211	(4,261)

Net decrease in cash	(1,884)	(11,343)
Cash and cash equivalents, beginning of period	3,356	20,415

Cash and cash equivalents, end of period	$1,472	$9,072

Cash paid for interest	$7	$20
Utilization of contractual obligation related to equity financing	25	866
Issuance of common stock in payment of notes payable to DVA shareholders		390
Increase in notes payable to DVA shareholders from reduced valuation realized on common stock issued		738

The accompanying notes are an integral part of these financial statements.

WORLDGATE COMMUNICATIONS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Dollar Amounts are in Thousands, Except for Share and per Share Amounts)
(Unaudited)

1.    Basis of Presentation.

        The unaudited financial statements of WorldGate Communications, Inc. (the "Company") for the three months ended September 30, 2002 presented herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission for quarterly reports on Form 10-Q. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the financial statements for the year ended December 31, 2001 and the notes thereto included in the Company's Annual Report on Form 10-K.

        The financial information in this Report reflects, in the opinion of management, all adjustments of a normal recurring nature necessary to present fairly the results for the interim period. Quarterly operating results are not indicative of the results that may be expected for the year ending December 31, 2002.

        Certain reclassifications have been made to the prior year condensed financial statements to conform to those classifications used in 2002.

2.    Operations and Liquidity.

        As of September 30, 2002 the Company had cash, cash equivalents, and short-term investments of $5,935. The operating cash usage for the nine months ended September 30, 2002 was $8,827. In October 2002, the Company announced multiple actions which it believes will further reduce operating expenses and increase operating efficiencies. These actions include a reduction in work force as well as the implementation of an agreement with TVGateway to transfer to TVGateway certain WorldGate employees and functions that WorldGate is currently providing for TVGateway. The details of the transfer are still being finalized by the Company and TVGateway. When and as implemented, the planned transition of services removes both the obligation of WorldGate to provide the service as well as TVGateway's obligation to pay WorldGate for rendering the service. The expense of providing the service will be directly absorbed by TVGateway. Thus, although WorldGate's revenue attributable to the transitioned service is reduced, so is the corresponding expense of providing the service. As such, WorldGate will be negatively impacted in that it will no longer receive a profit from providing these services and potentially there will be some overhead which cannot be reduced or otherwise allocated and which was previously passed on to TVGateway. Based on the Company's current operating budget and cash flow projections for 2002 and 2003 we believe that we have sufficient cash and short-term investments to fund our operations for three to four quarters. As a strategy employed by the Company to obtain additional funding to continue operations beyond this period, the Company filed a registration statement with the SEC for a stock rights offering as described in more detail in Note 9 to Condensed Financial Statements. There is no guarantee when the registration statement will be declared effective and as to the level of the participation or the amount of proceeds, if any, to be received in connection with the rights offering.

        We have virtually no outstanding debt and our assets are not pledged as collateral. We continue to evaluate possibilities to obtain additional financing through public or private equity offerings, bank debt financing, asset securitizations or from other sources. Such additional financing would be subject to the risk of availability, may be dilutive to our shareholders, or could impose restrictions on operating activities. There can be no assurance that this additional financing will be available on terms acceptable to us, if at all.

3.    Recent Accounting Pronouncements.

        In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This pronouncement changes the accounting for goodwill and intangible assets with indefinite lives from an amortized method to an impairment approach. SFAS No. 142 requires that goodwill be tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle. The Company completed both the first and second steps of the goodwill impairment tests during the second quarter of 2002 and concluded that goodwill was not impaired as of the date of adoption.

        The Company had goodwill of $3,608 and accumulated amortization of $602 at December 31, 2001. In accordance with SFAS No. 142, no goodwill amortization expense was recognized during the nine month period ended September 30, 2002. During the second quarter of 2002, in an effort to cut costs and achieve operational efficiencies, the Company commenced the termination of all personnel of the former Digital Video Art, Inc. ("DVA") who performed engineering development services with expertise in digital television and 3D graphics. In conjunction with this action, it was determined that the carrying amount of the Company's remaining goodwill, which was originally recorded with the Company's acquisition of DVA, exceeded its fair value. As such, the Company measured the impairment loss by the amount the carrying value exceeded the implied fair value of the goodwill. The amount of the non-cash impairment loss was $3,006. The fair value of goodwill was estimated using the expected present value of future cash flows. This measurement is in accordance with SFAS No. 142. The change in the carrying amount of goodwill for the nine months ended September 30, 2002, is as follows:

	Goodwill	Accumulated Amortization	Carrying Value
Balance as of January 1, 2002	$3,608	$602	$3,006
Impairment loss	(3,608)	(602)	(3,006)

Balance as of September 30, 2002	$0	$0	$0

        The estimated annual amortization of goodwill no longer recorded in accordance with the adoption of SFAS No. 142 prior to the impairment would have been $360. The estimated amortization for the period October 1, 2002 through December 31, 2002 of goodwill no longer recorded after the impairment is $0.

        The following table provides comparative earnings and earnings per share had the non-amortization provisions of SFAS No. 142 been adopted for the previous periods presented:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2002	2001	2002	2001
Reported net loss	($3,163)	($7,408)	($16,797)	($26,799)
Add back: Goodwill amortization	0	90	0	271

Adjusted net income	($3,163)	($7,318)	($16,797)	($26,528)

Basic and diluted earnings per share:
Reported net loss per common share	($0.13)	($0.31)	($0.71)	($1.14)
Goodwill amortization	0	0	0	0.01

Adjusted net loss per common share	($0.13)	($0.31)	($0.71)	($1.13)

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires, among other things, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. FAS 143 will be adopted by the Company commencing January 1, 2003 and is not expected to have a significant impact on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. FAS 146 will be adopted by the Company for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of FAS 146 to have a material impact on its financial position, results of operations and cash flows.

4.    Agreement with Argentinean customer.

        In 2001, the Company sold $742 worth of deployment equipment, keyboards and service fees to a cable operator in Argentina who at the time, was not experiencing economic difficulties. Shortly after the sale, the country of Argentina encountered economic difficulties that adversely affected our Argentine customer's financial position. Our Argentine customer made a substantial $400 payment on the equipment purchased but was having difficulties satisfying the remaining unpaid portion of their invoice. During the second quarter of 2002, after further negotiations with our Argentine customer, the Company believed that the best course of action to salvage value from the remaining $342 unpaid balance was to agree to a partial cash payment and other consideration of $55, take back a portion of the keyboards previously sold worth $150, and write off the remaining unsatisfied portion of their invoice of $137. The keyboards taken back from our customer can be resold to other cable operators in Spanish speaking countries. It is not a normal policy or practice of the Company to take back inventory previously sold; it was done only due to the extenuating circumstances. Our Argentine customer has made the partial cash payments as stipulated in the agreement and is now paying their monthly service fees on a regular basis.

5.    Inventories.

        Inventories are summarized as follows:

	September 30, 2002	December 31, 2001
Raw Material	$3,157	$4,813
Work in Progress	4	19
Finished Goods	1,052	1,013
Inventory held by customers and vendors	673	1,131

	4,886	6,976
Reserve for obsolescence	(382)	0

Inventory—Net	$4,504	$6,976

        During the nine month period ended September 30, 2002, as a response to the slow economy, turmoil in the cable industry and the Company's slower than expected deployment of WorldGate's interactive television products and services, the Company reevaluated its inventory and determined that it was in excess of foreseeable needs and should be resold. The carrying values of the inventory that were identified to be used in operations were written down to market value, which was lower than carrying value. The carrying values of the identified excess inventory that will be sold were written down to the anticipated recovery rate or salvage value. Total charges to reduce the carrying amount of inventory determined to be in excess of foreseeable needs was approximately $1,601, of which $1,219 was to reflect the lower of cost or market and $382 was reserved for excess inventory quantities. This non-cash charge is included in the "cost of equipment product revenues" line item on the consolidated statements of operations. During the third quarter of 2002, the Company recorded equipment product revenues of $414 for the sale of excess inventory.

6.    Related Party Transactions.

        In 1997, the Company entered into an agreement with a cable operator who is an investor. Revenues recognized from this investor were approximately $119 and ($91) respectively, for the three months ended September 30, 2002 and September 30, 2001 and approximately $299 and $157, respectively, for the nine months ended September 30, 2002 and September 30, 2001. Accounts receivable from this investor amounted to approximately $119 at September 30, 2002 and $73 at December 31, 2001.

        In 1997 and 1998, the Company entered into agreements with five stockholders to provide the Company with engineering and development and facility support. As a result of these agreements, the Company has expensed approximately $355 and $348, respectively, for the three months ended September 30, 2002 and September 30, 2001 and approximately $1,508 and $1,209, respectively, for the nine months ended September 30, 2002 and September 30, 2001. Accounts payable to these stockholders amounted to $1,083 and $733 at September 30, 2002 and December 31, 2001, respectively. Four of these stockholders are suppliers of technology and components for the Company's products and services. These agreements provide for licensing of technology, as well as contracted services, including hardware and software development, product testing and certification, and the creation and development of tools and systems to facilitate the Company's engineering efforts. These agreements do not provide for ongoing royalties, purchase provisions, or for any requirement to provide additional funding to the Company. The fifth stockholder provides facility and facility support.

6.    Related Party Transactions. (Continued)

        In 1998 the Company entered into a leasing arrangement for a building with an entity formed by non-employee investors. Included in Deposit with related party and other assets in the Consolidated Balance Sheet at September 30, 2002 is $864 related to this lease.

7.    TVGateway Joint Venture and related Cable Operator Agreements.

        WorldGate has a management agreement with TVGateway to provide engineering, operations and administrative support services. This management agreement was effective as of July 24, 2000, with an expiration date of December 31, 2001, unless otherwise extended or terminated. The management agreement expressly provided for an automatic extension up to two additional one-year periods unless TVGateway provided notice to WorldGate at least 90 days prior to the expiration of the then current term. Such notice was not provided to WorldGate and accordingly the management agreement has been extended pursuant to the automatic extension clause until December 31, 2003, and remains in effect as of the writing of this response.

        The management agreement, however, also contained a provision providing for WorldGate and TVGateway to cooperate to transition to TVGateway some or all of the support services being provided by WorldGate and/or the employees providing these services. In addition, this provision also required WorldGate to remain available to provide support services until July 24, 2005. WorldGate and TVGateway have agreed to commence the transition of services pursuant to this provision. In addition, the parties have agreed that the management agreement shall be of no further force and effect with respect to the services that are transferred as of the completion of the specific transfers. Accordingly, WorldGate would also be relieved of any continuing obligation to provide such transitioned services. Although both parties are obligated to cooperate to implement the transition, the exact details of the services to be transitioned as well as the timing of the transition are still being finalized.

        Any transition of services removes both the obligation of WorldGate to provide the service as well as TVGateway's obligation to pay WorldGate for rendering the service. Rather the expense of providing the service is directly absorbed by TVGateway. Thus, although WorldGate's revenue attributable to the transitioned service is reduced, so is the corresponding expense of providing the service. As such, WorldGate will be negatively impacted in that it will no longer receive profit providing these services and potentially there will be some overhead which cannot be reduced or otherwise allocated and which was previously passed on to TVGateway.

        Charges for such services, which are included in service fee revenue, totaled $3,438 and $2,968, respectively, for the three months ended September 30, 2002 and September 30, 2001. For the nine months ended September 30, 2002 and September 30, 2001, respectively, charges for such services were $9,464 and $7,346. In addition, product sales to TVGateway for the three months ended September 30, 2002 and September 30, 2001 were $86 and $71, respectively, and $182 and $503, respectively, for the nine months ended September 30, 2002 and September 30, 2001. Accounts Receivable from TVGateway amounted to $633 at September 30, 2002 and $559 at December 31, 2001. WorldGate is accounting for its 22% investment in the joint venture under the equity method.

        The Company's share of TVGateway losses to date have exceeded our investment, and given that the Company is not contemplating any additional investment in TVGateway, nor is there any requirement for WorldGate to invest further in TVGateway, we do not foresee any additional losses to the Company as a result of growing TVGateway losses. TVGateway continues to develop the guide products and it is envisioned that the partner MSO's will deploy the product though it is unclear as to when this might happen and the level of deployment the MSO's will commit to TVGateway. It should also be understood that the cable operators continue to use competitive guide products and there is no certainty that they will convert some of these competitive products to TVGateway. TVGateway is fully dependent on funding from its MSO owners and to the extent one or more of the partners decides not to provide additional funding this could impact on the viability of TVGateway.

        Concurrent with the consummation of multi-year agreements with four cable operators, the Company entered into a supply agreement with the cable operators whereby the Company agreed to supply these cable operators, on a pro rata basis, products that pertain to the development and deployment of the WorldGate service. At September 30, 2002, the Company had a remaining liability of $4,142 for the anticipated cost of satisfying this obligation.

        During the second quarter of 2002, Adelphia Communications Corporation, one of the cable operator joint venture partners, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. As such, this may affect its ability to participate in future additional capital contributions to the joint venture. The joint venture partners are not obligated to continue funding TVGateway.

8.    Net Loss per Share.

        Basic and diluted net loss per common share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per common share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of shares of common stock issuable upon the exercise of stock options and warrants. The number of potential common shares which would have been assumed to be converted in the periods ended September 30, 2002 and 2001 and have a dilutive effect if the Company had income from continuing operations is 0 and 12,120, respectively.

9.    Recent Developments.

        The Company filed a registration statement with the Securities and Exchange Commission on September 16, 2002 relating to a proposed distribution to its shareholders of subscription rights to purchase additional shares of common stock and warrants of the Company. It is anticipated that each right will entitle the holder to purchase one share of the Company's common stock and a warrant to purchase one share of common stock at a subscription price to be determined. The Company anticipates that the rights offering will begin promptly following the effectiveness of the registration statement filed with the Securities and Exchange Commission. The Company intends to use the proceeds of the rights offering for general corporate purposes. The Company does not know when the registration statement will be declared effective and there is no guarantee as to the level of the participation or the amount of the proceeds, if any, to be received in connection with the rights offering.

WORLDGATE COMMUNICATIONS, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Deductions Credited to Costs and Expenses	Balance at end of Year
	($000 Omitted)
Allowance for doubtful accounts:
Year ended December 31, 1999	—	150		150
Year ended December 31, 2000	150	1,300		1,450
Year ended December 31, 2001	1,450	1,522	1,976	996
Valuation Allowance for Deferred Tax Assets:
Year ended December 31, 1999	15,179	11,587		26,766
Year ended December 31, 2000	26,766	20,937		47,703
Year ended December 31, 2001	47,703			61,350

        All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by WorldGate Communications, Inc. in connection with the issuance and distribution of the securities being offered hereby (other than underwriting discounts and commissions):

Securities and Exchange Commission registration fee	$1,000
NASD filing fee	1,622
Printing and engraving expenses	55,000
Legal fees and expenses	150,000
Accounting fees and expenses	15,000
Blue Sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees and expenses	32,000
Underwriters' non-accountable expense allowance(1)	45,000
Miscellaneous	10,000

Total	$319,622

(1)
Dealer/manager also received a warrant to purchase 75,000 shares of common stock at an exercise price of $1.24 per share.

Item 14. Indemnification of Directors and Officers.

        The registrant's certificate of incorporation, as amended, currently states that a director of the registrant shall have no personal liability to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that Section 102(b)(7) (or any successor provision) of the Delaware General Corporation Law, as amended from time to time, expressly provides that the liability of a director may not be eliminated or limited. No amendment or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

        The registrant's by-laws require the registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving while a director or officer of the registrant at its request as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Delaware law. Any person claiming indemnification as provided in the by-laws shall be entitled to advances from the registrant for payment of the expenses of defending actions against such person in the manner and to the full extent permissible under Delaware law. On the request of any person requesting indemnification under such provisions, the board of directors of the registrant or a committee thereof shall determine whether such indemnification is permissible or such determination shall be made by independent legal counsel if the board or committee so directs or if the board or committee is not empowered by statute to make such determination.

        The indemnification and advancement of expenses provided by the by-laws shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any insurance or other agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person. The registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant or is or was serving at its request as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the registrant would have the power to indemnify him against such liability under the provisions of the by-laws.

        The duties of the registrant to indemnify and to advance expenses to a director or officer provided in the by-laws shall be in the nature of a contract between the registrant and each such director or officer, and no amendment or repeal of any such provision of the by-laws shall alter, to the detriment of such director or officer, the right of such person to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

        Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Securities Act and is therefore unenforceable. The registrant has directors and officers liability insurance.

Item 15. Recent Sales of Unregistered Securities.

(1)
On August 15, 2000, we completed a private placement of an aggregate of 1,531,211 shares of our common stock (the "MSO Shares") to four cable operators who are accredited investors (each a "MSO"). The shares were sold for $16.02 per share, resulting in proceeds from this offering of $24.5 million. The MSOs were also issued warrants (the "MSO Warrants") to purchase in the aggregate up to 1,500,000 additional shares of common stock at a per share exercise price of $24.78 and up to 500,000 additional shares of common stock at a per share exercise price of $12.39. The MSO Warrants are subject to vesting at varying rates based on the deployment of our Internet TV service on the MSOs' digital cable system.

  The MSO Shares and the MSO Warrants were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded to transactions not involving a public offering by Section 4(2) of that Act and Rule 506 thereunder. The MSO Shares issued in this offering have been registered for resale by the MSOs. In addition, the MSO Warrants grant to the MSOs certain "piggyback" and "demand" registration rights. Generally, a "piggyback" registration right allows holders to include their shares of common stock in registration statements we or other stockholders initiate and a "demand" registration right allows holders to require us to file a registration statement to register their shares of common stock.

(2)
In November 2000, we entered into a deployment agreement with AT&T Broadband to deploy our interactive services to AT&T digital customers in Cedar Falls and Waterloo, Iowa and Tacoma, Washington. As part of this agreement, we issued warrants to AT&T to purchase up to 1,000,000 shares of our common stock at a per share exercise price of $16.02. The warrants are subject to vesting at varying rates based on the deployment of our Internet TV service on AT&T's digital cable systems.

  The AT&T warrants were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded to transactions not involving a public offering by Section 4(2) of that Act and Rule 506 thereunder. The warrants grant to AT&T certain demand registration rights.

(3)
In August 2002, to retain Brean Murray & Co., Inc. as Dealer/Manager for this rights offering, we granted it a warrant ("Retainer Warrant") to purchase 75,000 shares of our common stock at a per share exercise price of $1.24. The Retainer Warrant is exercisable at any time after August 2, 2002 and expires on August 1, 2007. The Retainer Warrant was issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded to transactions not involving a public offering by Section 4(2) of that Act and Rule 506 thereunder. In addition, the Retainer Warrant grants to Brean Murray & Co. certain "piggyback" registration rights which allow Brean Murray & Co., Inc. to include its shares of common stock in registration statements we or other stockholders initiate.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit Number	Description
1.1	Form of Dealer/Manager Agreement by and between Brean Murray & Co., Inc. and WorldGate Communications, Inc.*
3.1	Amended and Restated Certificate of Incorporation(1)
3.2	Amended and Restated Bylaws(1)
4.1	Form of Subscription Rights Agreement with Transfer Agent*
4.2	Form of Subscription Rights Certificate*
4.3	Form of Warrant Agent Agreement with Transfer Agent*
4.4	Form of Common Stock Purchase Warrant*
4.5	Form of Unit Purchase Warrant*
5.1	Opinion of Drinker Biddle & Reath LLP*
8.1	Opinion of Drinker Biddle & Reath LLP regarding tax matters*
10.1
Lease Agreement dated October, 1998 between WorldGate Communications, Inc. and Balanced Capital LLC, as amended by First Amendment to Lease Agreement dated December 7, 1998 between WorldGate Communications, Inc. and Balanced Capital LLC, as further amended by Second Amendment to Lease Agreement dated December 17, 1998 between WorldGate Communications, Inc. and Balanced Capital LLC(2)
10.2	Development Agreement dated October 15, 1998 between WorldGate Communications, Inc. and Scientific-Atlanta, Inc.(2)(3) (filed as Exhibit 10.4 to the IPO Registration Statement)
10.3	Memorandum of Understanding dated September 2, 1998 between WorldGate Communications, Inc. and General Instrument Corporation(2)(3) (filed as Exhibit 10.5 to the IPO Registration Statement)
10.4	Master Agreement dated November 7, 1997 between Charter Communications, Inc. and WorldGate Communications, Inc.(2)(3) (filed as Exhibit 10.7 to the IPO Registration Statement)

10.5	Affiliation Agreement dated November 7, 1997 between Charter Communications, Inc. and WorldGate Communications, Inc.(2)(3) (filed as Exhibit 10.9 to the IPO Registration Statement)
10.6
First Amended and Restated Stockholders' Agreement dated September 2, 1998 among WorldGate Communications, Inc. and the stockholders identified therein(2) (filed as Exhibit 10.16 to the IPO Registration Statement)
10.7
Amendment to the First Amended and Restated Stockholders' Agreement dated July 21, 2000 among WorldGate Communications, Inc. and the stockholders identified therein(4) (filed as Exhibit 10.9 to the 2000 Annual Report)
10.8	Amended and Restated 1996 Stock Option Plan, as amended(4) (filed as Exhibit 10.10 to the 2000 Annual Report)
10.9	2001 Employee Stock Purchase Plan(4) (filed as Exhibit 10.11 to the 2000 Annual Report)
10.10	TVGateway Management Agreement dated as of July 24, 2000, by and between TVGateway, LLC and WorldGate Services, Inc.(4)(5) (filed as Exhibit 10.12 to the 2000 Annual Report)
10.11	Form of Information Agent Agreement*
21	Subsidiaries(6) (filed as Exhibit 21 to the 2001 Annual Report)
23.1	Consent of PricewaterhouseCoopers LLP†
23.2	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5.1)*
24	Power of Attorney (included on the signature page hereof)*
99.1	Form of Instructions for Use of WorldGate Subscription Rights Agreement*
99.2	Form of Letter to Stockholders who are Record Owners*
99.3	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees*
99.4	Form of Letter to Clients of Nominee Holders*
99.5	Form of Nominee Holder Certification*
99.6	Form of Beneficial Owner Election Form*
99.7	Form of Notice of Guaranteed Delivery*

*
Previously Filed.

†
Filed herewith.

(1)
Incorporated by reference to the exhibits to the Company's Form 10-Q Report for the quarter ended March 31, 1999.

(2)
Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-1 (Registration No. 333-71997) (the "IPO Registration Statement").

(3)
Portions of this exhibit have been omitted pursuant to a request for confidential treatment which has been previously granted by the Commission.

(4)
Incorporated by reference to the exhibits of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, filed August 17, 2001 (the "2000 Annual Report").

(5)
Confidential treatment extension was requested in December 2001. Portions of this exhibit have been omitted pursuant to the initial grant of confidential treatment by the Commission.

(6)
Incorporated by reference to the exhibits of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed March 29, 2002 (the "2001 Annual Report").

(b) Financial Statement Schedules

        All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes that:

        (1)  The undersigned hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriter, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

        (2)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3)  For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (4)  In accordance with Item 512(a) of Regulation S-K, relating to Rule 415 Offerings,

          (a)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement;

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (4)(a)(i) and (4)(a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (b)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Trevose, Pennsylvania on February 3, 2003.

WORLDGATE COMMUNICATIONS, INC,

By:	/s/ HAL M. KRISBERGH
Hal M. Krisbergh Chairman of the Board of Directors and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, on the 3rd day of February, 2003.

Signature	Title

/s/ HAL M. KRISBERGH Hal M. Krisbergh	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ JOEL BOYARSKI Joel Boyarski	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
* Steven C. Davidson	Director
* Clarence L. Irving, Jr.	Director
* Martin Jaffe	Director
* Jeff Morris	Director
* Lemuel Tarshis	Director
*By:	/s/ HAL M. KRISBERGH Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Dealer/Manager Agreement by and between Brean Murray & Co., Inc. and WorldGate Communications, Inc.*
3.1	Amended and Restated Certificate of Incorporation(1)
3.2	Amended and Restated Bylaws(1)
4.1	Form of Subscription Rights Agreement with Transfer Agent*
4.2	Form of Subscription Rights Certificate*
4.3	Form of Warrant Agent Agreement with Transfer Agent*
4.4	Form of Common Stock Purchase Warrant*
4.5	Form of Unit Purchase Warrant*
5.1	Opinion of Drinker Biddle & Reath LLP*
8.1	Opinion of Drinker Biddle & Reath LLP regarding tax matters*
10.1
Lease Agreement dated October, 1998 between WorldGate Communications, Inc. and Balanced Capital LLC, as amended by First Amendment to Lease Agreement dated December 7, 1998 between WorldGate Communications, Inc. and Balanced Capital LLC, as further amended by Second Amendment to Lease Agreement dated December 17, 1998 between WorldGate Communications, Inc. and Balanced Capital LLC(2)
10.2	Development Agreement dated October 15, 1998 between WorldGate Communications, Inc. and Scientific-Atlanta, Inc.(2)(3) (filed as Exhibit 10.4 to the IPO Registration Statement)
10.3	Memorandum of Understanding dated September 2, 1998 between WorldGate Communications, Inc. and General Instrument Corporation(2)(3) (filed as Exhibit 10.5 to the IPO Registration Statement)
10.4	Master Agreement dated November 7, 1997 between Charter Communications, Inc. and WorldGate Communications, Inc.(2)(3) (filed as Exhibit 10.7 to the IPO Registration Statement)
10.5	Affiliation Agreement dated November 7, 1997 between Charter Communications, Inc. and WorldGate Communications, Inc.(2)(3) (filed as Exhibit 10.9 to the IPO Registration Statement)
10.6
First Amended and Restated Stockholders' Agreement dated September 2, 1998 among WorldGate Communications, Inc. and the stockholders identified therein(2) (filed as Exhibit 10.16 to the IPO Registration Statement)
10.7
Amendment to the First Amended and Restated Stockholders' Agreement dated July 21, 2000 among WorldGate Communications, Inc. and the stockholders identified therein(4) (filed as Exhibit 10.9 to the 2000 Annual Report)
10.8	Amended and Restated 1996 Stock Option Plan, as amended(4) (filed as Exhibit 10.10 to the 2000 Annual Report)
10.9	2001 Employee Stock Purchase Plan(4) (filed as Exhibit 10.11 to the 2000 Annual Report)
10.10	TVGateway Management Agreement dated as of July 24, 2000, by and between TVGateway, LLC and WorldGate Services, Inc.(4)(5) (filed as Exhibit 10.12 to the 2000 Annual Report)
10.11	Form of Information Agent Agreement*

21	Subsidiaries(6) (filed as Exhibit 21 to the 2001 Annual Report)
23.1	Consent of PricewaterhouseCoopers LLP†
23.2	Consent of Drinker Biddle & Reath LLP (included in Exhibit 5.1)*
24	Power of Attorney (included on the signature page hereof)*
99.1	Form of Instructions for Use of WorldGate Subscription Rights Agreement*
99.2	Form of Letter to Stockholders who are Record Owners*
99.3	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees*
99.4	Form of Letter to Clients of Nominee Holders*
99.5	Form of Nominee Holder Certification*
99.6	Form of Beneficial Owner Election Form*
99.7	Form of Notice of Guaranteed Delivery*

*
Previously filed.

†
Filed herewith.

(1)
Incorporated by reference to the exhibits to the Company's Form 10-Q Report for the quarter ended March 31, 1999.

(2)
Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-1 (Registration No. 333-71997) (the "IPO Registration Statement").

(3)
Portions of this exhibit have been omitted pursuant to a request for confidential treatment which has been previously granted by the Commission.

(4)
Incorporated by reference to the exhibits of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, filed August 17, 2001 (the "2000 Annual Report").

(5)
Confidential treatment extension was requested in December 2001. Portions of this exhibit have been omitted pursuant to the initial grant of confidential treatment by the Commission.

(6)
Incorporated by reference to the exhibits of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed March 29, 2002 (the "2001 Annual Report").

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
A Summary of the Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to Our Business and Industry
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DISTRIBUTION OF RIGHTS AND SUBSCRIPTION PROCEDURES
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION (in thousands except share amounts)
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Dollar Amounts are in Thousands)
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE FISCAL YEARS 2000, 2001 and 2002
Options/SAR Grants in Last Fiscal Year
Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option SAR Values
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF THE UNITS
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
ACCOUNTING MATTERS
WHERE YOU CAN FIND MORE INFORMATION
REPORT OF INDEPENDENT ACCOUNTANTS
WORLDGATE COMMUNICATIONS, INC. CONSOLIDATED BALANCE SHEETS
WORLDGATE COMMUNICATIONS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
WORLDGATE COMMUNICATIONS, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND REDEEMABLE PREFERRED STOCK
WORLDGATE COMMUNICATIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
WORLDGATE COMMUNICATIONS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands except for per share amounts)
WORLDGATE COMMUNICATIONS, INC. CONSOLIDATED BALANCE SHEETS (Unaudited) (Dollars in Thousands)
WORLDGATE COMMUNICATIONS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (Dollars in Thousands, Except per Share and Share Amounts)
WORLDGATE COMMUNICATIONS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (Dollars in Thousands)
WORLDGATE COMMUNICATIONS, INC. NOTES TO CONDENSED FINANCIAL STATEMENTS (Dollar Amounts are in Thousands, Except for Share and per Share Amounts) (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX